Filed Pursuant to Rule 424 (b)(4)
Registration No. 333-183640

PROSPECTUS

22,750,000 Shares

CLASS A COMMON STOCK

Workday, Inc. is offering 22,750,000 shares of its Class A common stock. This is our initial public offering and no public market currently exists for our shares of Class A common stock.

We have two classes of outstanding common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. The holders of our outstanding Class B common stock will hold approximately 98% of the voting power of our outstanding capital stock following this offering, and our co-founders and co-Chief Executive Officers, David Duffield and Aneel Bhusri, together with their affiliates, will hold approximately 67% of the voting power of our outstanding capital stock following this offering.

Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol “WDAY.”

We are an “emerging growth company” as defined under the federal securities laws. Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 11.

PRICE $28.00 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Workday
Per share	$28.00	$1.68	$26.32
Total	$637,000,000	$38,220,000	$598,780,000

We have granted the underwriters the right to purchase up to an additional 3,412,500 shares of Class A common stock to cover over-allotments.

The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on October 17, 2012.

MORGAN STANLEY	GOLDMAN, SACHS & CO.

ALLEN & COMPANY LLC	J.P. MORGAN

COWEN AND COMPANY	JMP SECURITIES

PACIFIC CREST SECURITIES	WELLS FARGO SECURITIES

CANACCORD GENUITY

October 11, 2012

workday

We started with a clean sheet of paper,
and built from the cloud up.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

Until November 5, 2012 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Class A common stock. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

WORKDAY, INC.

Workday is a leading provider of enterprise cloud-based applications for human capital management (HCM), payroll, financial management, time tracking, procurement and employee expense management. We achieved this leadership position through our innovative and adaptable technology, focus on the consumer Internet experience and cloud delivery model. Further, we believe we are the only company to provide this complete set of unified cloud-based applications to enterprises. Our applications are designed for global enterprises to manage complex and dynamic operating environments. We provide our customers highly adaptable, accessible and reliable applications to manage critical business functions that enable them to optimize their financial and human capital resources.

Organizations today operate in environments that are highly complex and that are changing at an increasing rate. Managers and employees must quickly synthesize vast amounts of information and react to rapid changes in global business and regulatory environments. To be successful, they need highly functional and flexible software that enables informed decision-making about the enterprise-wide allocation of their resources. Additionally, given the increasing prominence of consumer-oriented Internet applications, managers and employees expect to interact with enterprise systems in an open, intuitive and collaborative way, including real-time access through a wide range of mobile and computing devices. We believe that legacy, on-premise enterprise systems make these interactions difficult, as their user interfaces are not intuitive and were not originally designed for mobility. Furthermore, legacy applications are often expensive to implement, maintain and upgrade. In the last few years, new technologies and approaches to deliver software have emerged to address these issues.

In response to these changes, Workday is leading the way in helping organizations to better manage their core enterprise resources, specifically their financial and human capital resources. We enable organizations to embrace changes in their operating environments through our rapid innovation cycle of frequent updates, which generally contain new functionality, support for new regulatory requirements, performance requirements and enhancements of the user experience. Our latest update is Workday 17, which provided more than 100 new features, and we currently provide a new update three times per year. By delivering our software as a cloud-based service, our customers operate on our latest version without the burden of large upgrade costs, while having the flexibility to configure our applications to meet their own requirements.

Our customers can operate with a more complete picture of their organization because our applications and embedded analytics capture the content and context of everyday business events, facilitating fast and informed decision-making from wherever they are working. Our applications are designed for the way people work today, in collaboration with each other from a wide variety of devices, empowering workers to make business decisions using real-time data. By providing an intuitive user experience, we enable effective management of resources by all members of an organization, minimizing reliance on specialist information technology (IT), human resources (HR) or finance employees. These professionals are therefore freed to focus on other strategic activities.

We deliver our cloud-based applications using an innovative technology foundation that leverages the most recent advances in cloud computing and data management. Our use of a multi-tenant architecture, object-oriented technology framework, in-memory data management and a mobile-centric approach allows us to deliver applications that are highly functional, flexible and fast. Our customers benefit from moving beyond the limitations associated with traditional on-premise software to highly configurable applications delivered over the

Internet. This shift in approach substantially reduces the need for our customers to buy and support a broad range of IT infrastructure, and significantly reduces the cost and complexity relative to implementations and upgrades of on-premise software.

We have achieved significant growth and global scale in a relatively short period of time. Currently, we have more than 350 customers, including large, global companies such as Aviva International Holdings Inc., AIG, Inc., Flextronics International, Four Seasons Hotels, Georgetown University, Kimberly-Clark Corporation and Lenovo. Our largest deployment to date is to an organization with a global workforce of over 200,000 people, and our applications are available in 21 different languages.

Our company was founded in 2005, and currently we have more than 1,550 employees. We recently changed our fiscal year end from December 31 to January 31. For our fiscal years ended December 31, 2009, December 31, 2010 and January 31, 2012, our revenues were $25.2 million, $68.1 million, and $134.4 million, respectively, representing year-over-year growth in revenues of 170% and 98% for our two most recent fiscal years. We incurred net losses of $49.9 million, $56.2 million and $79.6 million for the fiscal years ended December 31, 2009, December 31, 2010 and January 31, 2012, respectively.

Industry Background

The Market for Enterprise Resource Management Software is Large and Highly Strategic

According to International Data Corporation (IDC),1 the global market for enterprise resource management (ERM) software applications totaled $39 billion in 2011. ERM software provides critical system-of-record data to enterprises and includes applications for financial accounting, HCM, procurement, financial performance management, order management, payroll accounting and enterprise asset management. The size and importance of this market is driven by the fact that financial accounting and HCM are central to the successful management of organizations, and HCM and financial management applications often constitute their most important software purchasing decisions.

Changes in the Business Environment, User Expectations and Technology are Driving a Disruptive Re-Platforming of the Enterprise Applications Market

Organizations operate in an increasingly fast-paced, complex and global environment and now require flexible and easy-to-use applications that can quickly adapt to their ever-changing requirements.

With the widespread adoption and use of consumer-oriented Internet applications such as Facebook, LinkedIn, and Amazon, and consumer-oriented mobile devices such as smartphones and tablets, today’s generation of workers expects their organizations to embrace more accessible, intuitive and collaborative business applications. By providing synchronized data and analytics through a variety of devices in real-time, enterprises can increase their workforce productivity by facilitating collaboration and decision-making closer to the operational problem being solved.

Fundamental advances in technology architectures have supported the rise of cloud computing that enables the delivery of software-as-a-service (SaaS). Today, mission critical applications can be delivered reliably, securely and cost-effectively to customers over the Internet without the need to purchase supporting hardware and software. As a result of the compelling economics, functionality and flexibility provided by SaaS applications, the annual growth rate of the SaaS market is expected to be significantly greater than the broader software market. IDC estimates that the SaaS market will grow at a compound annual growth rate of 24%, from $23 billion in 2011 to $67 billion in 20162.

[1]	See (1) in “Industry and Market Data.”
[2]	See (4) in “Industry and Market Data.”

Legacy Enterprise Applications Provide Limited Business Context, and can be Inflexible and Expensive to Implement and Maintain

Many of the ERM applications deployed today are based on business processes and software architectures that were originally designed in the 1980s and 1990s. These legacy applications were not designed to capture the full range of contextual data related to transactions and business events that now exists in most enterprises. In addition, they historically require separate business intelligence solutions for reporting and analytics that are often based on outdated, unsynchronized information, add a new layer of IT cost and complexity, and require users to learn multiple systems.

The majority of legacy ERM software has been deployed on-premise, requiring substantial investments in IT infrastructure in order to implement, upgrade and maintain this software. Legacy ERM applications are typically based on rigid relational databases, with limited capacity to adapt to evolving business requirements. In addition, these legacy applications typically have user interfaces that pre-date the consumer Internet, involve lengthy upgrade processes, and require specialist knowledge and training to utilize the software’s full functionality.

We believe that historically, the average lifespan of a legacy ERM application has been approximately 10-15 years. The last major modernization cycle occurred more than a decade ago, before the “Year 2000” refresh of many enterprise applications. Over the next several years we anticipate the demand for new cloud-based ERM applications to increase substantially, particularly those that are highly functional, flexible, affordable and easy to use.

The Workday Solution

Our cloud-based applications for human capital management (including human resources, benefits and talent management), payroll, financial management, time tracking, procurement, and employee expense management offer the following key benefits:

Embracing Change. Our suite of cloud-based applications is designed for leading global enterprises seeking highly flexible software that allows them to embrace changes in their operating and regulatory environments. Our rapid innovation cycle and regular deployment of the latest capabilities to our customers ensures that users are always able to use the latest version of our software, which we currently update three times per year. Our global, unified system of record allows individual customers to configure and adapt our applications to meet their specific requirements, without compromising our ability to upgrade them to the latest release. For example, our users can quickly and easily change the business processes that underlie their Workday applications and can also increase the number of users in response to the organic growth of their business, acquisitions or different operating conditions.

Operating with the Complete Picture. Our applications provide our customers with significant visibility into their operations and enable real-time operational and financial insights. Our applications are designed to capture both the content and context of everyday business events without the technical complexity and rigidity associated with traditional relational databases. We integrate this rich source of business information with real-time analytics into the core functionality of our applications to enable better and faster decision-making.

Consumer Internet Experience. Our applications enable user experiences that are similar to those of leading consumer Internet sites. Our focus on an intuitive and simple user experience enables adoption of our applications by even novice users with minimal training. Our applications are designed for use by the entire workforce, including senior managers and non-HR and finance employees. This focus enables our customers to generate higher productivity and better business results through broad access to better, timely and more reliable information.

Optimizing IT Resources. Our cloud-based model can result in significantly lower total costs when compared to legacy ERM software. With all of our customers operating on the same version of our software, our applications eliminate customized code and allow us to make regular updates to our software with minimal disruption. Our customers do not need to buy, install and maintain the complex IT infrastructure required to operate on-premise systems. Even though we deliver new features on a frequent basis, our customers control their rate of adoption of new features through configuration, without the need for significant investments in IT resources.

Our solutions are built on an innovative and highly adaptive foundation of modern technologies, including:

•

Multi-Tenant Architecture. Our multi-tenant architecture enables multiple customers to share the same version of our applications while securely partitioning their respective application data. Because customers utilize our IT resources and operational infrastructure, this framework significantly reduces the costs of implementation, upgrades, and support.

•

Object-Oriented Technology Framework. Our applications use objects to represent real-world entities such as employees, benefits, budgets, charts of accounts, and organizations. Using objects to model attributes and relationships increases our pace of innovation, enables actionable analytics that are part of our core transactional systems of record, and makes the system more easily adaptable to change.

•

In-Memory Data Management. Our use of in-memory processing brings data physically closer to the central processing units and into main memory, eliminating the need to run a disk-seek operation each time a data look-up is performed. This allows for rapid and efficient delivery of embedded business intelligence to facilitate actionable analytics and reporting.

•

Consumer User Interface (UI). We have built a flexible and modern UI platform that allows us to quickly embrace new UI technologies without needing to rewrite the underlying application logic. Currently, we support all major browsers, run natively on Apple’s iOS with applications specifically designed for the iPad and iPhone, and support other mobile platforms such as Android, Windows Mobile and Symbian through our HTML5 client.

•

Configurable Processes. We offer a broad set of tools for configuring, managing, monitoring, and optimizing the business processes that organizations rely on to manage their business. We include over 270 pre-defined business process definitions to help accelerate deployments and provide a starting point for additional configuration.

•

Web Services-based Integration Platform. By offering an enterprise-class, embedded web services integration platform and toolset at no additional cost, we relieve customers of many of the burdens associated with legacy systems integration and greatly reduce the risk of implementation failures or delays. In addition to open, standards-based web services application programming interfaces, we provide a growing portfolio of pre-built, packaged integrations and connectors called Integration Cloud Connect.

•

Security and Audit. We endeavor to adhere to the highest security standards. We voluntarily obtain third party examinations relating to security and data privacy. From the physical security of our data center operations, to network and application level-security, to safeguarding our customers’ sensitive data, we believe we provide best-in-class infrastructure, policies and procedures. We deliver configurable, user-level access control policies as well as a comprehensive, always-on auditing service that captures and documents changes to both data elements and business processes.

Our Strategy for Growth

Our strategy for growth reflects our mission to build the next generation of business enterprise software delivered as a service. Key elements of our strategy include:

•

Expand our Customer Base. We believe that there is a substantial opportunity for us to continue to increase the size of our enterprise customer base across a broad range of industries given the relatively high level of business process commonality for the applications we provide. Due to the age and inherent limitations of legacy software applications, as well as continuous changes in regulatory and compliance requirements, we expect there to be a wave of pending upgrade cycles of many legacy ERM applications over the next few years. We will continue to invest aggressively in our direct and indirect sales and marketing capabilities to continue to acquire new customers.

•

Maintain our Innovation Leadership by Strengthening and Extending our Suite of Applications. Our customers’ ability to deploy new applications and new application functionality rapidly and cost-effectively has been central to the results we have achieved to date. We intend to continue extending the functionality and range of our applications in the future. In the near-term, we expect that our research and development investments will continue to be highly focused on our financial management application. Over the longer-term, we intend to increase our investment in the development of new applications that address additional market opportunities, including analytics applications and other applications designed for specific industry and functional vertical applications. By collaborating with our customers and implementation partners in these efforts, we intend to enable our customers to increase their performance capabilities through rapid and cost-effective deployments of our applications.

•

Expand Internationally. We believe that there is a significant opportunity for our cloud-based applications outside of the United States. Given our modern, cloud-based architecture, our knowledge of global requirements, and the highly scalable nature of our applications, we believe our applications are particularly well suited to large, dynamic enterprises with complex, global operations. Our applications are also well suited to organizations with operations in emerging markets that have not previously been able to justify investments in ERM software. We plan to expand our sales capability internationally by expanding our direct sales force and by collaborating with strategic partners around the world.

•

Deepen our Relationship with our Existing Customer Base. We believe that our customers will increase their usage of existing applications and increase the number of applications they choose to buy if they are satisfied with our applications and services. As we extend and strengthen the functionality of our applications, we will continue to invest in initiatives to increase the depth of application adoption and maintain our high levels of customer satisfaction. We believe there is also a significant opportunity for us to extend the breadth of applications deployed by our existing customers, particularly our Financial Management application, which has been selected by approximately 10% of our customers to date.

•

Further Develop our Partner Ecosystem. We have established a strong set of relationships with other organizations in our ecosystem to deliver best-in-class applications to our customers. These technology and services partners enable us to increase the speed of deployment and functionality of our cloud-based applications and offer a wider range of integrated services to our customers. We intend to support our partners in the growth of their Workday practices, as well as increase the number of partners who work with our customers. We will also continue to invest in and support the growth of Workday’s integration platform that allows third parties and customers to integrate their Workday applications, technology partner applications, and their own custom applications.

•

Leverage our Unique Culture. We believe that building and maintaining a remarkable culture benefits our customers and employees, who together form the Workday Community. Engaged and loyal employees provide high levels of customer satisfaction, leading to greater adoption of our applications and recommendations to potential customers. We believe that this culture is the foundation for the successful execution of our strategy and, as a result, is a critical requirement for our growth agenda.

Selected Risks Associated With Our Business

Our business is subject to numerous risks described in the section entitled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Some of these risks include:

•	We have a history of cumulative losses and we do not expect to be profitable for the foreseeable future.

•	We have a limited operating history, which makes it difficult to predict our future operating results.

•	The markets in which we participate are intensely competitive, and if we do not compete effectively our operating results could be adversely affected.

•

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

•	If the market for enterprise cloud computing develops more slowly than we expect, our business could be adversely affected.

•

To date, we have derived a substantial majority of our subscription revenues from our HCM application. Our efforts to increase use of our HCM application and our other applications may not succeed, and may reduce our revenue growth rate.

•	If we are not able to provide successful enhancements, new features and modifications, our business could be adversely affected.

•

If our security measures are breached or unauthorized access to customer data is otherwise obtained, our applications may be perceived as not being secure, customers may reduce the use of or stop using our applications and we may incur significant liabilities.

•	Large customers often demand more configuration and integration services, or customized features and functions that we do not offer, which could adversely affect our business and operating results.

•	Because we recognize subscription revenues over the term of the contract, downturns or upturns in new sales will not be immediately reflected in our operating results and may be difficult to discern.

Corporate Information

We were incorporated in March 2005 as North Tahoe Power Tools, Inc., a Nevada corporation. In July 2005, we changed our name to Workday, Inc. and in June 2012 we reincorporated in Delaware. Unless expressly indicated or the context requires otherwise, the terms “Workday,” “company,” “we,” “us,” and “our” in this prospectus refer to Workday, Inc., a Delaware corporation, and, where appropriate, its wholly-owned subsidiaries. Our principal executive offices are located at 6230 Stoneridge Mall Road, Pleasanton, California 94588, and our telephone number is (877) WORKDAY. Our website address is www.workday.com. The information on, or that can be accessed through, our website is not part of this prospectus. We recently changed the end of our fiscal year from December 31 to January 31 for financial reporting purposes. Workday is our registered trademark in the United States, the European Community and Canada, and the Workday logo, Workday Object Management Server and all of our product names are our trademarks. Other trademarks, service marks, or trade names appearing in this prospectus are the property of their respective owners.

THE OFFERING

Class A common stock offered by us	22,750,000 shares

Class A common stock to be outstanding after our initial public offering	22,750,000 shares

Class B common stock to be outstanding after our initial public offering	137,540,031 shares

Total Class A and Class B common stock to be outstanding after our initial public offering	160,290,031 shares

Over-allotment option of Class A common stock offered by us	3,412,500 shares

Use of proceeds

We estimate that our net proceeds from the sale of the Class A common stock that we are offering will be approximately $595.5 million, based on the initial public offering price of $28.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our financial flexibility, increase our visibility in the marketplace and create a public market for our Class A common stock. We intend to use the net proceeds to us from our initial public offering for working capital and other general corporate purposes. In addition, we may use a portion of the net proceeds from our initial public offering for acquisitions of complementary businesses, technologies, or other assets. However, we do not have agreements or commitments relating to any specific material acquisitions at this time. See “Use of Proceeds.”

Voting rights	Shares of Class A common stock are entitled to one vote per share.

Shares of Class B common stock are entitled to ten votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our certificate of incorporation. Mr. Duffield and Mr. Bhusri, our co-founders and co-CEOs, and their affiliates, who after our initial public offering will hold approximately 67% of the voting power of our outstanding capital stock, will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See “Principal Stockholders” and “Description of Capital Stock.”

New York Stock Exchange symbol	“WDAY”

The number of shares of Class A and Class B common stock to be outstanding after our initial public offering gives effect to the issuance and sale of 22,750,000 shares of Class A common stock in this offering and is based on no shares of our Class A common stock and 137,540,031 shares of our Class B common stock outstanding as of July 31, 2012, and excludes:

•	30,499,933 shares of Class B common stock issuable upon the exercise of options outstanding as of July 31, 2012, with a weighted-average exercise price of approximately $2.17 per share;

•	1,103,350 shares of Class B common stock issuable upon exercise of options granted between August 1, 2012 and September 30, 2012, with a weighted average exercise price of $9.26 per share;

•	90,000 shares of restricted Class B common stock granted between August 1, 2012 and September 30, 2012, all of which are subject to a lapsing forfeiture provision;

•	1,350,000 shares of Class B common stock issuable upon the exercise of warrants outstanding as of July 31, 2012, with a weighted average exercise price of $7.33 per share;

•	500,000 shares of Class B common stock that we issued in August 2012 to the Workday Foundation; and

•

42,515,050 shares of our common stock which are reserved for future issuance under our equity compensation plans, consisting of 25,000,000 shares of Class A common stock reserved for issuance under our 2012 Equity Incentive Plan, 15,515,050 shares of Class B common stock reserved for issuance under our 2005 Stock Plan as of July 31, 2012, and 2,000,000 shares of Class A common stock reserved for issuance under our 2012 Employee Stock Purchase Plan. On the date of this prospectus, any remaining shares available for issuance under our 2005 Stock Plan will be added to the shares reserved under our 2012 Equity Incentive Plan and we will cease granting awards under the 2005 Stock Plan. Our 2012 Equity Incentive Plan and 2012 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved thereunder, as more fully described in “Executive Compensation—Employee Benefit Plans.”

Unless expressly indicated or the context requires otherwise, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our preferred stock into an aggregate of 97,976,089 shares of Class B common stock immediately prior to the closing of this offering;

•	no exercise by the underwriters of their right to purchase up to an additional 3,412,500 shares of Class A common stock to cover over-allotments;

•

the amendment to our certificate of incorporation in September 2012 that redesignated our then- outstanding common stock as “Class B common stock” and created a new class of Class A common stock to be offered and sold in this offering; and

•	the filing of our restated certificate of incorporation and the effectiveness of our restated bylaws in connection with our initial public offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2009 and 2010, the one-month period ended January 31, 2011 and the year ended January 31, 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the unaudited consolidated statements of operations data for the six months ended July 31, 2011 and July 31, 2012 and the unaudited consolidated balance sheet data as of July 31, 2012 from our unaudited financial statements that are included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of those unaudited consolidated financial statements. Our historical results are not necessarily indicative of our results in any future period. We changed the end of our fiscal year from December 31 to January 31, effective for our fiscal year ended January 31, 2012 and as a result, we also present certain summary consolidated financial information for the one month transition period ended January 31, 2011. The summary of our consolidated financial data set forth below should be read together with our consolidated financial statements and the related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	Year Ended December 31,		One Month Ended Jan. 31, 2011	Year Ended Jan. 31, 2012	Six Months Ended July 31,
	2009	2010			2011	2012
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$25,245	$68,055	$7,282	$134,427	$54,819	$119,520 (1)

Costs and expenses(2):
Costs of revenues	20,505	39,864	3,904	65,368	27,359	53,355
Research and development	30,045	39,175	3,962	62,014	27,323	44,338
Sales and marketing	20,875	36,524	3,771	70,356	29,559	54,467
General and administrative	5,215	8,553	1,077	15,133	6,489	13,677

Total costs and expenses	76,640	124,116	12,714	212,871	90,730	165,837

Operating loss	(51,395)	(56,061)	(5,432)	(78,444)	(35,911)	(46,317)
Other income (expense), net	1,544	(57)	(8)	(1,018)	(331)	(672)

Loss before provision for (benefit from) income taxes	(49,851)	(56,118)	(5,440)	(79,462)	(36,242)	(46,989)
Provision for (benefit from) income taxes	91	97	10	167	70	(53)

Net loss	(49,942)	(56,215)	(5,450)	(79,629)	(36,312)	(46,936)
Accretion of redeemable convertible preferred stock	—	—	—	(342)	(13)	(407)

Net loss attributable to common stockholders	$(49,942)	$(56,215)	$(5,450)	$(79,971)	$(36,325)	$(47,343)

Net loss per share attributable to common stockholders, basic and diluted	$(2.28)	$(2.22)	$(0.20)	$(2.71)	$(1.27)	$(1.40)

Weighted-average shares used to compute net loss per share attributable to common stockholders(3)	21,922	25,367	27,642	29,478	28,602	33,881

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(4)				$(0.65)		$(0.36)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders (unaudited)				122,140		131,857

(1)	Revenues for the six months ended July 31, 2012 includes $4.6 million in revenues related to the expiration of a delivery obligation for a 2009 customer arrangement.
(2)	Costs and expenses include share-based compensation expense as follows:

	Year Ended December 31,		One Month Ended Jan. 31, 2011	Year Ended Jan. 31, 2012	Six Months Ended July 31,
	2009	2010			2011	2012
	(in thousands)
Costs of revenues	$79	$173	$16	$628	$234	$491
Research and development	272	556	47	1,124	444	927
Sales and marketing	187	310	28	839	300	869
General and administrative	358	663	102	1,591	667	1,441

(3)

Net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the period, less the weighted average unvested common stock subject to repurchase. The effect of outstanding options and warrants is anti-dilutive. See note 12 of the notes to our consolidated financial statements.

(4)

Pro forma net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average shares outstanding assuming the conversion of all of the preferred stock to common stock as of their issuance date. The effect of outstanding options and warrants is anti-dilutive. See note 12 of the notes to our consolidated financial statements.

	As of July 31, 2012
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$122,651	$122,651	$718,137
Working capital	14,323	14,323	609,809
Property and equipment, net	29,406	29,406	29,406
Total assets	267,155	267,155	862,641
Total deferred revenue	247,471	247,471	247,471
Total liabilities	313,532	313,532	313,532
Redeemable convertible preferred stock	171,313	—	—
Additional paid-in capital	111,647	282,930	878,393
Accumulated deficit	(329,465)	(329,465)	(329,465)
Total stockholders’ (deficit) equity	(217,690)	(46,377)	549,109

(1)

The pro forma consolidated balance sheet data as of July 31, 2012 presents our consolidated balance sheet as though all of our convertible preferred stock outstanding had automatically converted into shares of Class B common stock in connection with our initial public offering.

(2)

The pro forma as adjusted consolidated balance sheet data reflects the items described in footnote (1) above and our receipt of estimated net proceeds from the sale of shares of Class A common stock that we are offering at the initial public offering price of $28.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in shares of our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have a history of cumulative losses and we do not expect to be profitable for the foreseeable future.

We have incurred significant losses in each period since our inception in 2005. We incurred net losses of $49.9 million in the year ended December 31, 2009, $56.2 million in the year ended December 31, 2010 and $79.6 million in the year ended January 31, 2012. As of July 31, 2012, we had an accumulated deficit of $329.5 million. These losses and accumulated deficit reflect the substantial investments we made to acquire new customers and develop our applications. We expect our operating expenses to increase in the future due to anticipated increases in sales and marketing expenses, research and development expenses, operations costs and general and administrative costs, and therefore we expect our losses to continue for the foreseeable future. Furthermore, to the extent we are successful in increasing our customer base, we will also incur increased losses because costs associated with acquiring customers are generally incurred up front, while subscription revenues are generally recognized ratably over the terms of the agreements, which typically range from three to five years. You should not consider our recent growth in revenues as indicative of our future performance. Accordingly, we cannot assure you that we will achieve profitability in the future, nor that, if we do become profitable, we will sustain profitability.

We have a limited operating history, which makes it difficult to predict our future operating results.

We were incorporated in 2005 and introduced our first application in 2006. As a result of our limited operating history, our ability to forecast our future operating results is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. We have encountered and will encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties (which we use to plan our business) are incorrect or change due to changes in our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

The markets for HCM and financial management applications are highly competitive, with relatively low barriers to entry for some applications or services. Our primary competitors are Oracle Corporation (Oracle) and SAP AG (SAP), well-established providers of HCM and financial management applications, which have long-standing relationships with many customers. Some customers may be hesitant to adopt cloud-based applications such as ours and prefer to upgrade the more familiar applications offered by these vendors that are deployed on-premise. Oracle and SAP are larger and have greater name recognition, much longer operating histories, larger marketing budgets and significantly greater resources than we do. These vendors, as well as other competitors, could offer HCM and financial management applications on a standalone basis at a low price or bundled as part of a larger product sale. In order to take advantage of customer demand for cloud-based applications, legacy vendors are expanding their cloud-based applications through acquisitions and organic development. For example, Oracle acquired Taleo Corporation, and SAP acquired SuccessFactors and Ariba, Inc. Legacy vendors may also seek to partner with other leading cloud providers. We also face competition from custom-built software vendors and from vendors of specific applications, some of which offer cloud-based solutions. These vendors include, without limitation: Lawson Software, which was acquired by an affiliate of Infor Global Solutions, The Ultimate Software Group, Inc. (Ultimate Software) and Automatic Data Processing (ADP). We also face competition from cloud-based vendors including: providers of applications for HCM and payroll services, such as Ceridian; providers of cloud-based expense management applications such as Concur Technologies, Inc.; and providers of financial management applications such as NetSuite, Inc. We may also face competition from a variety of vendors of cloud-based and on-premise software applications that address only a portion of one of our applications. In addition, other companies that provide cloud-based applications in different target markets, such as Salesforce.com and NetSuite, may develop applications or acquire companies that operate in our target markets, and some potential customers may elect to develop their own internal applications. With the introduction of new technologies and market entrants, we expect this competition to intensify in the future.

Many of our competitors are able to devote greater resources to the development, promotion and sale of their products and services. Furthermore, our current or potential competitors may be acquired by third parties with greater available resources and the ability to initiate or withstand substantial price competition. In addition, many of our competitors have established marketing relationships, access to larger customer bases and major distribution agreements with consultants, system integrators and resellers. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their product offerings or resources. If our competitors’ products, services or technologies become more accepted than our applications, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically capable than ours, then our revenues could be adversely affected. In addition, some of our competitors may offer their products and services at a lower price. If we are unable to achieve our target pricing levels, our operating results would be negatively affected. Pricing pressures and increased competition could result in reduced sales, reduced margins, losses or a failure to maintain or improve our competitive market position, any of which could adversely affect our business.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

We have recently experienced a period of rapid growth in our headcount and operations. In particular, we grew from 321 employees as of December 31, 2008 to over 1,550 employees currently, and have also significantly increased the size of our customer base. We anticipate that we will significantly expand our operations and headcount in the near term. This growth has placed, and future growth will place, a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part on our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Failure to effectively manage growth could result in difficulty or delays in deploying customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties, and any of these difficulties could adversely impact our business performance and results of operations.

If the market for enterprise cloud computing develops more slowly than we expect or declines, our business could be adversely affected.

The enterprise cloud computing market is not as mature as the market for on-premise enterprise software, and it is uncertain whether cloud computing will achieve and sustain high levels of customer demand and market acceptance. Our success will depend to a substantial extent on the widespread adoption of cloud computing in general, and of HCM and financial management services in particular. Many enterprises have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to cloud computing. It is difficult to predict customer adoption rates and demand for our applications, the future growth rate and size of the cloud computing market or the entry of competitive applications. The expansion of the cloud computing market depends on a number of factors, including the cost, performance, and perceived value associated with cloud computing, as well as the ability of cloud computing companies to address security and privacy concerns. If other cloud computing providers experience security incidents, loss of customer data, disruptions in delivery or other problems, the market for cloud computing applications as a whole, including our applications, may be negatively affected. If cloud computing does not achieve widespread adoption, or there is a reduction in demand for cloud computing caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or otherwise, it could result in decreased revenues and our business could be adversely affected.

To date, we have derived a substantial majority of our subscription revenues from our HCM application. Our efforts to increase use of our HCM application and our other applications may not succeed, and may reduce our revenue growth rate.

To date we have derived a substantial majority of our subscription revenues from our HCM application. Any factor adversely affecting sales of this application, including application release cycles, market acceptance, product competition, performance and reliability, reputation, price competition, and economic and market conditions, could adversely affect our business and operating results. Our participation in the markets for our payroll, financial management, time tracking, procurement and employee expense management applications is relatively new, and it is uncertain whether these areas will ever result in significant revenues for us. Further, the introduction of new applications beyond these markets may not be successful.

If we are not able to provide successful enhancements, new features and modifications, our business could be adversely affected.

If we are unable to provide enhancements and new features for our existing applications or new applications that achieve market acceptance or that keep pace with rapid technological developments, our business could be adversely affected. For example, we are focused on enhancing the features and functionality of our non-HCM applications to enhance their utility to larger customers with complex, dynamic and global operations. The success of enhancements, new features and applications depends on several factors, including the timely completion, introduction and market acceptance of the enhancements or new features or applications. Failure in this regard may significantly impair our revenue growth. In addition, because our applications are designed to operate on a variety of systems, we will need to continuously modify and enhance our applications to keep pace with changes in Internet-related hardware, iOS and other software, communication, browser and database technologies. We may not be successful in either developing these modifications and enhancements or in bringing them to market in a timely fashion. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. Any failure of our applications to operate effectively with future network platforms and technologies could reduce the demand for our applications, result in customer dissatisfaction and adversely affect our business.

If our security measures are breached or unauthorized access to customer data is otherwise obtained, our applications may be perceived as not being secure, customers may reduce the use of or stop using our applications and we may incur significant liabilities.

Our applications involve the storage and transmission of our customers’ proprietary information, including personal or identifying information regarding their employees, customers and suppliers, as well as their finance and payroll data. As a result, unauthorized access or security breaches could result in the loss of information, litigation, indemnity obligations and other liability. While we have security measures in place to protect customer information and prevent data loss and other security breaches, if these measures are breached as a result of third-

party action, employee error, malfeasance or otherwise, and someone obtains unauthorized access to our customers’ data, our reputation could be damaged, our business may suffer and we could incur significant liability. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could negatively affect our ability to attract new customers, cause existing customers to elect to not renew their subscriptions, result in reputational damage or subject us to third-party lawsuits, regulatory fines or other action or liability, which could adversely affect our operating results.

Large customers often demand more configuration and integration services, or customized features and functions that we do not offer, which could adversely affect our business and operating results.

Large customers may demand more configuration and integration services, which increase our upfront investment in sales and deployment efforts, with no guarantee that these customers will increase the scope of their subscription. As a result of these factors, we must devote a significant amount of sales support and professional services resources to individual customers, increasing the cost and time required to complete sales. Additionally, our applications do not currently permit customers to add new data fields and functions or to modify our code. If prospective customers require customized features or functions that we do not offer, and that would be difficult for them to deploy themselves, then the market for our applications will be more limited and our business could suffer.

Because we recognize subscription revenues over the term of the contract, downturns or upturns in new sales will not be immediately reflected in our operating results and may be difficult to discern.

We generally recognize subscription revenues from customers ratably over the terms of their contracts, which typically range from three to five years. As a result, most of the subscription revenues we report in each quarter is derived from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any single quarter will likely have only a small impact on our revenue results for that quarter. However, such a decline will negatively affect our revenues in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our applications, and potential changes in our pricing policies or rate of renewals, may not be fully reflected in our results of operations until future periods. We may be unable to adjust our cost structure to reflect the changes in revenues. In addition, a significant majority of our costs are expensed as incurred, while revenues are recognized over the life of the customer agreement. As a result, increased growth in the number of our customers could result in our recognition of more costs than revenues in the earlier periods of the terms of our agreements. Our subscription model also makes it difficult for us to rapidly increase our revenues through additional sales in any period, as revenues from new customers must be recognized over the applicable subscription term.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our revenues, gross margin, profitability, cash flow and deferred revenue, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly results may negatively impact the value of our common stock. Factors that may cause fluctuations in our quarterly financial results include, without limitation, those listed below:

•	our ability to attract new customers;

•	the addition or loss of large customers, including through acquisitions or consolidations;

•	the timing of recognition of revenues;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	network outages or security breaches;

•	general economic, industry and market conditions;

•	customer renewal rates;

•	increases or decreases in the number of elements of our services or pricing changes upon any renewals of customer agreements;

•	changes in our pricing policies or those of our competitors;

•	the mix of applications sold during a period;

•	seasonal variations in sales of our applications, which has historically been highest in the fourth quarter of a calendar year;

•

the timing and success of new application and service introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners; and

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies.

We depend on data centers operated by third parties and any disruption in the operation of these facilities could adversely affect our business.

We host our applications and serve all of our customers from data centers located in Ashburn, Virginia; Lithia Springs, Georgia; Portland, Oregon; Dublin, Ireland; and Amsterdam, the Netherlands. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.

Problems faced by our third-party data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our third-party data centers operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data centers operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our applications could adversely affect our reputation and may damage our customers’ stored files or result in lengthy interruptions in our services. Interruptions in our services might reduce our revenues, cause us to issue refunds to customers for prepaid and unused subscription services, subject us to potential liability, or adversely affect our renewal rates.

Furthermore, our financial management application is essential to our customers’ financial projections, reporting and compliance programs. Any interruption in our service may affect the availability, accuracy or timeliness of these programs and could damage our reputation, cause our customers to terminate their use of our application, require us to indemnify our customers against certain losses and prevent us from gaining additional business from current or future customers.

Privacy concerns and laws or other domestic or foreign regulations may reduce the effectiveness of our applications and adversely affect our business.

Our customers can use our applications to collect, use and store personal or identifying information regarding their employees, customers and suppliers. Federal, state and foreign government bodies and agencies have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, storage and disclosure of personal information obtained from consumers and individuals. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to the businesses of our customers may limit the use and adoption of our applications and reduce overall demand, or lead to significant fines, penalties or liabilities for any noncompliance with such privacy laws. Furthermore, privacy concerns may cause our customers’ workers to resist providing the personal data necessary to allow our customers to use our applications effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our applications in certain industries.

All of these domestic and international legislative and regulatory initiatives may adversely affect our customers’ ability to process, handle, store, use and transmit demographic and personal information from their employees, customers and suppliers, which could reduce demand for our applications. The European Union and many countries in Europe have stringent privacy laws and regulations, which may impact our ability to profitably operate in certain European countries.

In addition to government activity, privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. If the processing of personal information were to be curtailed in this manner, our software applications would be less effective, which may reduce demand for our applications and adversely affect our business.

Because we sell applications to manage complex operating environments of large customers, we encounter long sales cycles, which could adversely affect our operating results in a given period.

Our ability to increase revenues and maintain profitability depends, in large part, on widespread acceptance of our applications by large businesses and other organizations. As we target our sales efforts at these customers, we face greater costs, longer sales cycles and less predictability in completing some of our sales. In the large enterprise market, the customer’s decision to use our applications may be an enterprise-wide decision and, therefore, these types of sales require us to provide greater levels of education regarding the use and benefits of our applications. In addition, because we are a relatively new company with a limited operating history, our target customers may prefer to purchase applications that are critical to their business from one of our larger, more established competitors. Our typical sales cycles are six to nine months, and we expect that this lengthy sales cycle may continue or increase as customers adopt our applications beyond HCM. Longer sales cycles could cause our operating and financial results to suffer in a given period.

It takes approximately three to nine months for typical deployments of our applications, depending on the number and type of applications, the complexity and scale of the customers’ business, the configuration requirements and other factors, many of which are beyond our control. Although our contracts are generally noncancellable by the customer, at any given time, a significant percentage of our customers may be still in the process of deploying our applications, particularly during periods of rapid growth.

Our business could be adversely affected if our customers are not satisfied with the deployment services provided by us or our partners.

Our business depends on our ability to satisfy our customers, both with respect to our application offerings and the professional services that are performed to help our customers use features and functions that address their business needs. Professional services may be performed by our own staff, by a third party, or by a combination of the two. Our strategy is to work with third parties to increase the breadth of capability and depth of capacity for delivery of these services to our customers, and third parties provide a majority of our deployment services. If a customer is not satisfied with the quality of work performed by us or a third party or with the type of professional services or applications delivered, then we could incur additional costs to address the situation, the profitability of that work might be impaired, and the customer’s dissatisfaction with our services could damage our ability to expand the number of applications subscribed to by that customer. In addition, negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers.

We do not have an adequate history with our subscription or pricing models to accurately predict the long-term rate of customer subscription renewals or adoption, or the impact these renewals and adoption will have on our revenues or operating results.

We have limited experience with respect to determining the optimal prices for our applications. As the markets for our applications mature, or as new competitors introduce new products or services that compete with ours, we may be unable to attract new customers at the same price or based on the same pricing model as we have used historically. Moreover, large customers, which are the focus of our sales efforts, may demand greater price concessions. As a result, in the future we may be required to reduce our prices, which could adversely affect our revenues, gross margin, profitability, financial position and cash flow.

In addition, our customers have no obligation to renew their subscriptions for our applications after the expiration of the initial subscription period. Our customers may renew for fewer elements of our applications or on different pricing terms. We have limited historical data with respect to rates of customer subscription renewals, so we cannot accurately predict customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their dissatisfaction with our pricing or our applications and their ability to continue their operations and spending levels. If our customers do not renew their subscriptions for our applications on similar pricing terms, our revenues may decline and our business could suffer. In addition, over time the average term of our contracts could change based on renewal rates or for other reasons.

Our future success also depends in part on our ability to sell additional features or enhanced elements of our applications to our current customers. This may require increasingly costly sales efforts that are targeted at senior management. If these efforts are not successful, our business may suffer.

The loss of one or more of our key customers, or a failure to renew our subscription agreements with one or more of our key customers, could negatively affect our ability to market our applications.

We rely on our reputation and recommendations from key customers in order to promote subscriptions to our applications. The loss of any of our key customers, or a failure of some of them to renew, could have a significant impact on our revenues, reputation and our ability to obtain new customers. In addition, acquisitions of our customers could lead to cancellation of our contracts with those customers or by the acquiring companies, thereby reducing the number of our existing and potential customers. Acquisitions of our partners could also result in a decrease in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our applications.

We typically provide service level commitments under our customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide credits or refunds for prepaid amounts related to unused subscription services or face contract terminations, which could adversely affect our revenues.

Our customer agreements typically provide service level commitments on a monthly basis. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our applications, we may be contractually obligated to provide these customers with service credits, refunds for prepaid amounts related to unused subscription services, or we could face contract terminations. Our revenues could be significantly affected if we suffer unscheduled downtime that exceeds the allowed downtimes under our agreements with our customers. Any extended service outages could adversely affect our reputation, revenues and operating results.

Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and our financial results.

Once our applications are deployed, our customers depend on our support organization to resolve technical issues relating to our applications. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by our competitors. Increased customer demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on our applications and business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to sell our applications to existing and prospective customers, and our business, operating results and financial position.

Sales to customers outside the United States or with international operations expose us to risks inherent in international sales.

A key element of our growth strategy is to expand our international operations and develop a worldwide customer base. To date, we have not realized a substantial portion of our revenues from customers headquartered outside the United States. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks that are different from those in the United States. Because of our limited experience with international operations, our international expansion efforts may not be successful in creating demand for our applications outside of the United States or in effectively selling subscriptions to our applications in all of the international markets we enter. In addition, we will face risks in doing business internationally that could adversely affect our business, including:

•	the need to localize and adapt our application for specific countries, including translation into foreign languages and associated expenses;

•	data privacy laws which require that customer data be stored and processed in a designated territory;

•	difficulties in staffing and managing foreign operations;

•	different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

•	new and different sources of competition;

•

weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

•	laws and business practices favoring local competitors;

•	compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;

•	increased financial accounting and reporting burdens and complexities;

•	restrictions on the transfer of funds;

•	adverse tax consequences; and

•	unstable regional and economic political conditions.

Today, our international contracts are only occasionally denominated in local currencies. However, the majority of our local costs are denominated in local currencies. We anticipate that over time, an increasing portion of our international contracts may be denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may impact our operating results when translated into U.S. dollars. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations.

If we fail to manage our technical operations infrastructure, our existing customers may experience service outages and our new customers may experience delays in the deployment of our applications.

We have experienced significant growth in the number of users, transactions and data that our operations infrastructure supports. We seek to maintain sufficient excess capacity in our operations infrastructure to meet the needs of all of our customers. We also seek to maintain excess capacity to facilitate the rapid provision of new customer deployments and the expansion of existing customer deployments. In addition, we need to properly manage our technological operations infrastructure in order to support version control, changes in hardware and software parameters and the evolution of our applications. However, the provision of new hosting infrastructure requires significant lead time. We have experienced, and may in the future experience, website disruptions, outages and other performance problems. These problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. If we do not accurately predict our infrastructure requirements, our existing customers may experience service outages that may subject us to financial penalties, financial liabilities and customer losses. If our operations infrastructure fails to keep pace with increased sales, customers may experience delays as we seek to obtain additional capacity, which could adversely affect our reputation and adversely affect our revenues.

Failure to adequately expand our direct sales force will impede our growth.

We will need to continue to expand and optimize our sales infrastructure in order to grow our customer base and our business. We plan to continue to expand our direct sales force, both domestically and internationally. Identifying and recruiting qualified personnel and training them in the use of our software requires significant time, expense and attention. It can take six months or longer before our sales representatives are fully-trained and productive. Our business may be adversely affected if our efforts to expand and train our direct sales force do not generate a corresponding increase in revenues. In particular, if we are unable to hire, develop and retain talented sales personnel or if new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or increase our revenues.

If we fail to develop widespread brand awareness cost-effectively, our business may suffer.

We believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our applications and attracting new customers. Brand promotion activities may not generate customer awareness or increase revenues, and even if they do, any increase in revenues may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our applications.

Our growth depends in part on the success of our strategic relationships with third parties.

In order to grow our business, we anticipate that we will continue to depend on relationships with third parties, such as deployment partners, third-party sales channel partners and technology and content providers. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to our services. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our applications by potential customers.

If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenues could be impaired and our operating results may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our applications or increased revenues.

If our applications fail to perform properly, our reputation could be adversely affected, our market share could decline and we could be subject to liability claims.

Our applications are inherently complex and may contain material defects or errors. Any defects in functionality or that cause interruptions in the availability of our applications could result in:

•	loss or delayed market acceptance and sales;

•	breach of warranty claims;

•	sales credits or refunds for prepaid amounts related to unused subscription services;

•	loss of customers;

•	diversion of development and customer service resources; and

•	injury to our reputation.

The costs incurred in correcting any material defects or errors might be substantial and could adversely affect our operating results.

Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. Furthermore, the availability or performance of our applications could be adversely affected by a number of factors, including customers’ inability to access the Internet, the failure of our network or software systems, security breaches or variability in user traffic for our services. We may be required to issue credits or refunds for prepaid amounts related to unused services or otherwise be liable to our customers for damages they may incur resulting from certain of these events. For example, our customers access our applications through their Internet service providers. If a service provider fails to provide sufficient capacity to support our applications or otherwise experiences service outages, such failure could interrupt our customers’ access to our applications, adversely affect their perception of our applications’ reliability and reduce our revenues. In addition to potential liability, if we experience interruptions in the availability of our applications, our reputation could be adversely affected and we could lose customers.

Our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention.

We depend on our senior management team and the loss of one or more key employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our key executive officers. We also rely on our leadership team in the areas of research and development, marketing, sales, services and general and administrative functions, and on mission-critical individual contributors in research and development. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees could have a serious adverse effect on our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers with high levels of experience in designing and developing software and Internet-related services and senior sales executives. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or Workday have breached their legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees in the San Francisco Bay Area often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be adversely affected.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

We may in the future seek to acquire or invest in businesses, applications or technologies that we believe could complement or expand our applications, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	inability to integrate or benefit from acquired technologies or services in a profitable manner;

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

•	difficulty integrating the accounting systems, operations and personnel of the acquired business;

•	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

•

difficulty converting the customers of the acquired business onto our applications and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;

•	diversion of management’s attention from other business concerns;

•	adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations since inception primarily through equity financings, capital lease arrangements, and prepayments by customers. We do not know when or if our operations will generate sufficient cash to fund our ongoing operations. In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions, a decline in the level of customer prepayments or unforeseen circumstances and may determine to engage in equity or debt financings or enter into credit facilities for other reasons, and we may not be able to timely secure additional debt or equity financing on favorable terms, or at all. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

Adverse economic conditions may negatively impact our business.

Our business depends on the overall demand for enterprise software and on the economic health of our current and prospective customers. The recent financial recession resulted in a significant weakening of the economy in the United States and Europe and of the global economy, more limited availability of credit, a reduction in business confidence and activity, and other difficulties that may affect one or more of the industries to which we sell our applications. In addition, the economies of countries in Europe have been experiencing weakness associated with high sovereign debt levels, weakness in the banking sector and uncertainty over the future of the Euro zone. We have operations in Ireland and current and potential new customers in Europe. If economic conditions in Europe and other key markets for our applications continue to remain uncertain or deteriorate further, many customers may delay or reduce their information technology spending. This could result in reductions in sales of our applications, longer sales cycles, reductions in subscription duration and value, slower adoption of new technologies and increased price competition. In addition, there has been pressure to reduce government spending in the United States, and automatic tax increases and spending cuts at the Federal level will go into effect at the beginning of 2013 unless new legislation is passed that provides otherwise. This might reduce demand for our applications from organizations that receive funding from the U.S. government and could negatively affect the U.S. economy, which could further reduce demand for our applications. Any of these events would likely have an adverse effect on our business, operating results and financial position. In addition, there can be no assurance that enterprise software spending levels will increase following any recovery.

Our customers may fail to pay us in accordance with the terms of their agreements, necessitating action by us to compel payment.

We typically enter into multiple year, non-cancelable arrangements with customers of our services. If customers fail to pay us under the terms of our agreements, we may be adversely affected both from the inability to collect amounts due and the cost of enforcing the terms of our contracts, including litigation. The risk of such negative effects increases with the term length of our customer arrangements. Furthermore, some of our customers may seek bankruptcy protection or other similar relief and fail to pay amounts due to us, or pay those amounts more slowly, either of which could adversely affect our operating results, financial position and cash flow.

Catastrophic events may disrupt our business.

Our corporate headquarters are located in Pleasanton, California and our data centers are located in Ashburn, Virginia; Lithia Springs, Georgia; Sacramento, California; Portland, Oregon; Dublin, Ireland; and Amsterdam, the Netherlands. The west coast of the United States contains active earthquake zones and the southeast is subject to seasonal hurricanes. Additionally, we rely on our network and third-party infrastructure and enterprise applications, internal technology systems and our website for our development, marketing, operational support, hosted services and sales activities. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our services, breaches of data security and loss of critical data, all of which could have an adverse effect on our future operating results.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. We currently have six issued patents. We primarily rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could seriously adversely affect our brand and adversely impact our business.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our success depends upon our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. In the future, others may claim that our applications and underlying technology infringe or violate their intellectual property rights. However, we may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications, or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Some of our applications utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Some of our applications include software covered by open source licenses, which may include, by way of example, GNU General Public License and the Apache License. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our applications. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in a certain manner. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and services. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated, and could negatively affect our business.

We employ third-party licensed software for use in or with our applications, and the inability to maintain these licenses or errors in the software we license could result in increased costs, or reduced service levels, which would adversely affect our business.

Our applications incorporate certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software and development tools from third parties in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of the software used in our applications with new third-party software may require significant work and require substantial investment of our time and resources. Also, to the extent that our applications depend upon the successful operation of third-party software in conjunction with our software, any undetected errors or defects in this third-party software could prevent the deployment or impair the functionality of our applications, delay new application introductions, result in a failure of our applications and injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties.

Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our applications, and could have a negative impact on our business.

The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our applications in order to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, or result in reductions in the demand for Internet-based applications such as ours.

In addition, the use of the Internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease of use, accessibility, and quality of service. The performance of the Internet and its acceptance as a business tool has been adversely affected by “viruses,” “worms” and similar malicious programs and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet is adversely affected by these issues, demand for our applications could suffer.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The forecasts in this prospectus relating to the expected growth in the enterprise software applications, enterprise resource management software and SaaS markets may prove to be inaccurate.

Even if these markets experience the forecasted growth described in this prospectus, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock may be negatively affected.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act) requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and, beginning with our annual report for the fiscal year ending January 31, 2014, provide a management report on the internal controls over financial reporting, which must be attested to by our independent registered public accounting firm to the extent we are no longer an “emerging growth company,” as defined by The Jumpstart Our Businesses Act of 2012 (the JOBS Act). If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing the internal controls over financial reporting required to comply with this obligation, which process will be time consuming, costly, and complicated. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the New York Stock Exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and maintain an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. In addition, in our prior fiscal year our co-CEOs each received, and in the current fiscal year, they each continue to receive, a base salary of approximately $33,000. We could incur additional compensation costs in the event that we decide to pay them cash compensation closer to that of CEOs of other public software companies, which would increase our general and administrative expense and could adversely affect our profitability. Additionally, in May 2012, we granted Mr. Duffield a stock option to purchase up to 300,000 shares of Class B common stock and Mr. Bhusri 1,000,000 restricted shares of Class B common stock. These awards and any future equity awards will also increase our compensation expenses. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance on the terms that we would like. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

For as long as we continue to be an emerging growth company, we also intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of July 31, (ii) the end of the fiscal year in which we have total annual gross revenues of $1 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) five years from the date of this prospectus.

We may not be able to utilize a significant portion of our net operating loss or research tax credit carryforwards, which could adversely affect our profitability.

As of January 31, 2012, we had federal and state net operating loss carryforwards due to prior period losses, which if not utilized will begin to expire in 2025 and 2015 for federal and state purposes, respectively. We also have federal research tax credit carryforwards, which if not utilized will begin to expire in 2025. These net operating loss and research tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our profitability.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the Code), our ability to utilize net operating loss carryforwards or other tax attributes, such as research tax credits, in any taxable year may be limited if we experience an “ownership change.” A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. This offering or future issuances of our stock could cause an “ownership change.” It is possible that an ownership change, or any future ownership change, could have a material effect on the use of our net operating loss carryforwards or other tax attributes, which could adversely affect our profitability.

Adverse tax laws or regulations could be enacted or existing laws could be applied to us or our customers, which could increase the costs of our services and adversely impact our business.

The application of federal, state, local and international tax laws to services provided electronically is evolving. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time (possibly with retroactive effect), and could be applied solely or disproportionately to services provided over the Internet. These enactments could adversely affect our sales activity due to the inherent cost increase the taxes would represent and ultimately result in a negative impact on our operating results and cash flows.

In addition, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us (possibly with retroactive effect), which could require us or our customers to pay additional tax amounts, as well as require us or our customers to pay fines or penalties and interest for past amounts. If we are unsuccessful in collecting such taxes from our customers, we could be held liable for such costs, thereby adversely impacting our operating results and cash flows.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board (FASB), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

Risks Related to Our Initial Public Offering and Ownership of Our Class A Common Stock

There has been no prior public market for our Class A common stock, the stock price of our Class A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our Class A common stock prior to our initial public offering. The initial public offering price for our Class A common stock was determined through negotiations between the underwriters and us and may vary from the market price of our Class A common stock following our initial public offering. If you purchase shares of our Class A common stock in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our Class A common stock may not develop upon closing of our initial public offering or, if it does develop, it may not be sustainable. The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets;

•	our operating performance and the performance of other similar companies;

•

changes in the estimates of our operating results that we provide to the public, our failure to meet these projections or changes in recommendations by securities analysts that elect to follow our Class A common stock;

•	announcements of technological innovations, new applications or enhancements to services, acquisitions, strategic alliances or significant agreements by us or by our competitors;

•	disruptions in our services due to computer hardware, software or network problems;

•	announcements of customer additions and customer cancellations or delays in customer purchases;

•	recruitment or departure of key personnel;

•	the economy as a whole, market conditions in our industry, and the industries of our customers;

•	trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding common stock;

•	the expiration of market standoff or contractual lock-up agreements;

•	the size of our market float; and

•	any other factors discussed in this prospectus.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Substantial blocks of our total outstanding shares may be sold into the market when “lock-up” or “market standoff” periods end. If there are substantial sales of shares of our common stock, the price of our Class A common stock could decline.

The price of our Class A common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers, and significant stockholders, or if there is a large number of shares of our common stock available for sale. After this offering, we will have outstanding 22,750,000 shares of our Class A common stock and 137,540,031 shares of our Class B common stock, based on the number of shares outstanding as of July 31, 2012. All of the shares of Class A common stock sold in this offering will be available for sale in the public market except for shares purchased by members of our board of directors. Substantially all of our outstanding shares of Class B common stock are currently restricted from resale as a result of market standoff and “lock-up” agreements, as more fully described in “Shares Eligible for Future Sale.” These shares will become available to be sold 181 days after the date of this prospectus, subject to extension in some circumstances. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.

After our initial public offering, certain of our stockholders will have rights, subject to some conditions, to require us to file registration statements covering their shares to include their shares in registration statements that we may file for ourselves or our stockholders. All of these shares are subject to market standoff or lock-up agreements restricting their sale until 181 days after the date of this prospectus. We also intend to register shares of common stock that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market standoff or lock-up agreements.

Morgan Stanley & Co. LLC and Goldman, Sachs & Co. may, in their discretion, permit our stockholders to sell shares prior to the expiration of the restrictive provisions contained in those lock-up agreements.

The market price of the shares of our Class A common stock could decline as a result of the sale of a substantial number of our shares of Class A common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

In making your investment decision, you should not rely on information in public media that is published by third parties. You should rely only on statements made in this prospectus in determining whether to purchase our shares.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees. We cannot confirm the accuracy of such coverage. You should rely only on the information contained in this prospectus in determining whether to purchase our shares of Class A common stock.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from our initial public offering. We will have broad discretion in the application of the net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could adversely affect our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

Our co-founders and co-CEOs have control over key decision making as a result of their control of a majority of our voting stock.

Our co-founder and co-CEO David Duffield, together with his affiliates, will hold voting rights with respect to an aggregate of 70,111,206 shares of Class B common stock after our initial public offering. Our co-founder and co-CEO Aneel Bhusri, together with his affiliates, will hold voting rights with respect to an aggregate of 22,706,159 shares of Class B common stock after our initial public offering. In addition, Mr. Bhusri holds options to acquire 3,200,000 shares of Class B common stock as of August 31, 2012. Collectively, these shares will represent a substantial majority of the voting power of our outstanding capital stock following our initial public offering. As a result, they have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, they have the ability to control the management and affairs of our company as a result of their positions as our co-CEOs and their ability to control the election of our directors. In addition, Messrs. Duffield and Bhusri have entered into a voting agreement under which each has granted a voting proxy with respect to the Class B common stock owned by him effective upon his death or incapacity. Messrs. Duffield and Bhusri have each initially designated the other as their respective proxies. Accordingly, upon the death or incapacity of either Mr. Duffield or Mr. Bhusri, the other would individually continue to control a substantial majority of the voting power of our outstanding capital stock. As board members and officers, they owe a fiduciary duty to our stockholders and must act in good faith in a manner they reasonably believe to be in the best interests of our stockholders. As stockholders, even as controlling stockholders, Messrs. Duffield and Bhusri are entitled to vote their shares in their own interests, which may not always be in the interests of our stockholders generally. See “Principal Stockholders” and “Description of Capital Stock.”

The dual class structure of our common stock has the effect of concentrating voting control with our co-CEOs, and also with employees and directors and their affiliates; this will limit or preclude your ability to influence corporate matters.

Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are offering in our initial public offering, has one vote per share. Stockholders who hold shares of Class B common stock, including our executive officers, employees, and directors and their affiliates, will together hold approximately 98.4% of the voting power of our outstanding capital stock following our initial public offering. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until 20 years from the date of this prospectus or such earlier time as the shares of Class B common stock represent less than 9% of all outstanding shares of our Class A and Class B common stock, at any time if agreed by the holders of the majority of the Class B common stock or nine months following the death of both Mr. Duffield and Mr. Bhusri. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, our co-CEOs retain a significant portion of their holdings of Class B common stock for an extended period of time, they could, in the future, continue to control a majority of the combined voting power of our Class A common stock and Class B common stock. For a description of the dual class structure, see “Description of Capital Stock.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our Class A common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our Class A common stock price and trading volume to decline.

If you purchase shares of our Class A common stock in our initial public offering, you will experience substantial and immediate dilution.

If you purchase shares of our Class A common stock in our initial public offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of $24.63 per share as of July 31, 2012, based on the initial public offering price of our Class A common stock of $28.00 per share, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the Class A common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of options to purchase common stock under our equity incentive plans, upon vesting of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under our equity incentive plans, or if we otherwise issue additional shares of our Class A common stock.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Delaware law and provisions in our restated certificate of incorporation and restated bylaws that will be in effect at the closing of our initial public offering could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our Class A common stock.

Following the closing of our initial public offering, our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and restated bylaws that will be in effect at the closing of our initial public offering will contain provisions that may make the acquisition of our company more difficult, including the following:

•	any transaction that would result in a change in control of our company will require the approval of a majority of our outstanding Class B common stock voting as a separate class;

•

we have a dual class common stock structure, which provides our co-CEOs with the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock;

•	our board of directors will be classified into three classes of directors with staggered three-year terms and directors will only be able to be removed from office for cause;

•	when the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of common stock:

•

certain amendments to our restated certificate of incorporation or restated bylaws will require the approval of two-thirds of the combined vote of our then-outstanding shares of Class A and Class B common stock;

•	our stockholders will only be able to take action at a meeting of stockholders and not by written consent;

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

•	only our chairman of the board, our co-chief executive officers, our president, or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•	certain litigation against us can only be brought in Delaware;

•

we will have two classes of common stock until the date that is the first to occur of (i) 20 years after the date of this prospectus, (ii) such time as the shares of Class B common stock represent less than 9% of the outstanding Class A and Class B common stock, (iii) nine months following the death of both Mr. Duffield and Mr. Bhusri, or (iv) the date on which the holders of a majority of the shares of Class B common stock elect to convert all shares of Class A common stock and Class B common stock into a single class of common stock;

•

our restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established, and shares of which may be issued, without the approval of the holders of Class A common stock; and

•	advance notice procedures will apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

For information regarding these and other provisions, see “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size is based on information from various sources, including independent industry publications by International Data Corporation (IDC) and Forrester Research, Inc. (Forrester). In presenting this information, we have also made assumptions based on such data and other similar sources, and on our knowledge of, and in our experience to date in, the markets for our applications. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although neither we nor the underwriters have independently verified the accuracy or completeness of any third-party information, we believe the market position, market opportunity and market size information included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information in the text of the prospectus is contained in independent industry publications. This information is identified with a superscript number. The source of, and selected additional information contained in, these independent industry publications are provided below:

(1) IDC, Worldwide Semiannual Enterprise Resource Management (ERM) Applications Tracker, June 2012. According to IDC, the global market for enterprise resource management (ERM) software applications totaled $39 billion in 2011.

(2) IDC, Worldwide Enterprise Applications 2011–2015 Forecast: The New Normal Feels More Precarious, and It Is, July 2011. IDC projected that the global market for enterprise software applications, which includes ERM applications, was $103 billion in 2011.

(3) IDC, IDC’s Software Taxonomy, June 2012. IDC defines ERM as Enterprise Resource Management. The relevant functional application segments cited by IDC within ERM are Financial Accounting Applications, Human Capital Management, Procurement, Project and Portfolio Management, Financial Performance, Strategy Management and GRC Applications, Order Management, Payroll Accounting and Enterprise Asset Management.

The enterprise software applications market, as cited by IDC, is made up of the Enterprise Resource Management Applications, Operations and Manufacturing Applications, Customer Relationship Management Applications, Engineering Applications, and Supply Chain Management Applications markets.

(4) IDC, Worldwide SaaS and Cloud Software 2012-2016 Forecast and 2011 Vendor Shares, August 2012.

(5) Forrester Research, Inc., The Forrester Wave™: Human Resource Management Systems, Q1 2012, January 2012.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the Class A common stock that we are offering will be approximately $595.5 million, or approximately $685.3 million if the underwriters exercise in full their right to purchase additional shares to cover over-allotments, based on the initial public offering price of $28.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our financial flexibility, increase our visibility in the marketplace and create a public market for our Class A common stock. We intend to use the net proceeds to us from our initial public offering for working capital and other general corporate purposes. We have no specific planned uses of the proceeds; however, we may use a portion of the proceeds to fund the expansion of our business. In addition, as of January 31, 2012, we had commitments under operating and capital leases and contractual commitments of approximately $36.2 million. We may also use a portion of the proceeds for these purposes. The amount of proceeds we use for these purposes, if any, will depend on the level of cash generated from our operations. Additionally, we may choose to expand our current business through acquisitions of or investments in other complementary businesses, technologies, or other assets, using cash or shares of our Class A common stock. However, we currently have no agreements or commitments with respect to any such acquisitions or investments at this time.

Pending other uses, we intend to invest the proceeds in interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government, or hold as cash. We cannot predict whether the proceeds invested will yield a favorable return. Our management will have broad discretion in the application of the net proceeds we receive from our initial public offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities and capitalization as of July 31, 2012:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into Class B common stock and (ii) the amendment and restatement of our certificate of incorporation in connection with our initial public offering; and

•

on a pro forma as adjusted basis to give effect to the issuance and sale by us of 22,750,000 shares of Class A common stock in our initial public offering, and the receipt of the net proceeds from our sale of these shares at the initial public offering price of the Class A common stock of $28.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of July 31, 2012
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)

Cash, cash equivalents and marketable securities	$122,651	$122,651	$718,137

Redeemable convertible preferred stock, $0.001 par value, 30,504,545 shares authorized, 30,389,694 shares issued and outstanding actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$171,313	$—	$—
Stockholders’ equity (deficit):
Convertible preferred stock, $0.001 par value; 67,586,395 shares authorized, issued and outstanding actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	68	—	—
Preferred stock, $0.001 par value; no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized, 39,563,942 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	35	—	—
Class A common stock, $0.001 par value; no shares authorized, issued and outstanding, actual; 750,000,000 shares authorized, no shares issued and outstanding, pro forma; 22,750,000 shares issued and outstanding, pro forma as adjusted	—	—	23
Class B common stock, $0.001 par value; no shares authorized, issued and outstanding, actual; 240,000,000 shares authorized, 137,540,031 shares issued and outstanding pro forma and pro forma as adjusted	—	133	133
Additional paid-in capital	111,647	282,930	878,393
Accumulated other comprehensive income	25	25	25
Accumulated deficit	(329,465)	(329,465)	(329,465)

Total stockholders’ equity (deficit)	(217,690)	(46,377)	549,109

Total capitalization	$(46,377)	$(46,377)	$549,109

(1)

If the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, the pro forma as adjusted amount of cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization would increase by approximately $89.8 million, after deducting underwriting discounts and commissions, and we would have 26,162,500 shares of our Class A common stock issued and outstanding, pro forma as adjusted.

The table above excludes the following shares:

•	30,499,933 shares of Class B common stock issuable upon the exercise of options outstanding as of July 31, 2012, with a weighted-average exercise price of approximately $2.17 per share;

•	1,103,350 shares of Class B common stock issuable upon exercise of options granted between August 1, 2012 and September 30, 2012, with a weighted average exercise price of $9.26 per share;

•	90,000 shares of restricted Class B common stock granted between August 1, 2012 and September 30, 2012, all of which are subject to a lapsing forfeiture provision;

•	1,350,000 shares of Class B common stock issuable upon the exercise of warrants outstanding as of July 31, 2012, with a weighted average exercise price of $7.33 per share;

•	500,000 shares of Class B common stock that we issued in August 2012 to the Workday Foundation; and

•

42,515,050 shares of our common stock which are reserved for future issuance under our equity compensation plans, consisting of 25,000,000 shares of Class A common stock reserved for issuance under our 2012 Equity Incentive Plan, 15,515,050 shares of Class B common stock reserved for issuance under our 2005 Stock Plan as of July 31, 2012, and 2,000,000 shares of Class A common stock reserved for issuance under our 2012 Employee Stock Purchase Plan. On the date of this prospectus, any remaining shares available for issuance under our 2005 Stock Plan will be added to the shares reserved under our 2012 Equity Incentive Plan and we will cease granting awards under the 2005 Stock Plan. Our 2012 Equity Incentive Plan and 2012 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved thereunder, as more fully described in “Executive Compensation—Employee Benefit Plans.”

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after our initial public offering.

Our pro forma net tangible book value as of July 31, 2012 was $(54.9) million, or $(0.40) per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of July 31, 2012, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into Class B common stock in connection with our initial public offering.

After giving effect to our sale in our initial public offering of 22,750,000 shares of Class A common stock at the initial public offering price of the Class A common stock of $28.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of July 31, 2012 would have been approximately $540.6 million, or $3.37 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $3.77 per share to our existing stockholders and an immediate dilution of $24.63 per share to investors purchasing shares in our initial public offering.

The following table illustrates this per share dilution.

Initial offering price per share		$28.00
Pro forma net tangible book value per share as of July 31, 2012	$(0.40)
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in our initial public offering	3.77

Pro forma as adjusted net tangible book value per share after our initial public offering		3.37

Dilution in pro forma net tangible book value per share to investors in this offering		$24.63

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to our initial public offering would be approximately $3.85 per share, and the dilution in pro forma net tangible book value per share to investors in our initial public offering would be approximately $24.15 per share.

The following table summarizes, as of July 31, 2012, the differences between the number of shares of our common stock purchased from us, after giving effect to the conversion of our convertible preferred stock into Class B common stock, the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing shares in our initial public offering at the initial public offering price of the Class A common stock of $28.00 per share, before deducting underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	137,540,031	85.8	$284,074,533	30.8	$2.07
New investors	22,750,000	14.2	637,000,000	69.2	28.00

Total	160,290,031	100%	$921,074,533	100%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own 84.0% and our new investors would own 16.0% of the total number of shares of our common stock outstanding after our initial public offering.

The above table and discussions are based on no shares of our Class A common stock and 137,540,031 shares of our Class B common stock (including preferred stock on an as converted basis) outstanding as of July 31, 2012, and exclude the following shares:

•	30,499,933 shares of Class B common stock issuable upon the exercise of options outstanding as of July 31, 2012, with a weighted-average exercise price of approximately $2.17 per share;

•	1,103,350 shares of Class B common stock issuable upon exercise of options granted between August 1, 2012 and September 30, 2012, with a weighted average exercise price of $9.26 per share;

•	90,000 shares of restricted Class B common stock granted between August 1, 2012 and September 30, 2012, all of which are subject to a lapsing forfeiture provision;

•	1,350,000 shares of Class B common stock issuable upon the exercise of warrants outstanding as of July 31, 2012, with a weighted average exercise price of $7.33 per share;

•	500,000 shares of Class B common stock that we issued in August 2012 to the Workday Foundation; and

•

42,515,050 shares of our common stock which are reserved for future issuance under our equity compensation plans, consisting of 25,000,000 shares of Class A common stock reserved for issuance under our 2012 Equity Incentive Plan, 15,515,050 shares of Class B common stock reserved for issuance under our 2005 Stock Plan as of July 31, 2012, and 2,000,000 shares of Class A common stock reserved for issuance under our 2012 Employee Stock Purchase Plan. On the date of this prospectus, any remaining shares available for issuance under our 2005 Stock Plan will be added to the shares reserved under our 2012 Equity Incentive Plan and we will cease granting awards under the 2005 Stock Plan. Our 2012 Equity Incentive Plan and 2012 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved thereunder, as more fully described in “Executive Compensation—Employee Benefit Plans.”

To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

We changed the end of our fiscal year from December 31 to January 31, effective for our fiscal year ended January 31, 2012. The consolidated statements of operations data for each of the years ended December 31, 2009 and 2010, the one month period ended January 31, 2011, and the year ended January 31, 2012, and the consolidated balance sheets data as of December 31, 2010, and January 31, 2012 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2007 and 2008 and the consolidated balance sheets data as of December 31, 2007, 2008, and 2009 are derived from audited consolidated financial statements that are not included in this prospectus. We have derived the unaudited consolidated statements of operations data for the six months ended July 31, 2011 and July 31, 2012 and the unaudited consolidated balance sheet data as of July 31, 2012 from our unaudited financial statements that are included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, necessary for the fair statement of those unaudited consolidated financial statements. Our historical results are not necessarily indicative of our results in any future period.

You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,				One Month Ended Jan. 31, 2011	Year Ended Jan. 31, 2012	Six Months Ended July 31,
	2007	2008	2009	2010			2011	2012
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$455	$6,398	$25,245	$68,055	$7,282	$134,427	$54,819	$119,520 (1)

Costs and expenses(2):
Costs of revenues	4,721	11,309	20,505	39,864	3,904	65,368	27,359	53,355
Research and development	11,380	25,823	30,045	39,175	3,962	62,014	27,323	44,338
Sales and marketing	8,049	16,569	20,875	36,524	3,771	70,356	29,559	54,467
General and administrative	1,577	4,150	5,215	8,553	1,077	15,133	6,489	13,677

Total costs and expenses	25,727	57,851	76,640	124,116	12,714	212,871	90,730	165,837

Operating loss	(25,272)	(51,453)	(51,395)	(56,061)	(5,432)	(78,444)	(35,911)	(46,317)
Other income (expense), net	491	(2)	1,544	(57)	(8)	(1,018)	(331)	(672)

Loss before provision for (benefit from) income taxes	(24,781)	(51,455)	(49,851)	(56,118)	(5,440)	(79,462)	(36,242)	(46,989)
Provision for (benefit from) income taxes	—	32	91	97	10	167	70	(53)

Net loss	(24,781)	(51,487)	(49,942)	(56,215)	(5,450)	(79,629)	(36,312)	(46,936)
Accretion of redeemable convertible preferred stock	—	—	—	—	—	(342)	(13)	(407)

Net loss attributable to common stockholders	$(24,781)	$(51,487)	$(49,942)	$(56,215)	$(5,450)	$(79,971)	$(36,325)	$(47,343)

Net loss per share attributable to common stockholders, basic and diluted	$(1.47)	$(2.63)	$(2.28)	$(2.22)	$(0.20)	$(2.71)	$(1.27)	$(1.40)

Weighted-average shares used to compute net loss per share attributable to common stockholders(3)	16,834	19,552	21,922	25,367	27,642	29,478	28,602	33,881

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(4)						$(0.65)		$(0.36)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders (unaudited)						122,140		131,857

(1)	Revenues for the six months ended July 31, 2012 includes $4.6 million in revenues related to the expiration of a delivery obligation for a 2009 customer arrangement.
(2)	Costs and expenses include share-based compensation expense as follows:

	Year Ended December 31,				One Month Ended Jan. 31, 2011	Year Ended Jan. 31, 2012	Six Months Ended July 31,
	2007	2008	2009	2010			2011	2012
	(in thousands)
Costs of revenues	$41	$92	$79	$173	$16	$628	$234	$491
Research and development	109	226	272	556	47	1,124	444	927
Sales and marketing	46	88	187	310	28	839	300	869
General and administrative	17	114	358	663	102	1,591	667	1,441

(3)

Net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the period, less the weighted average unvested common stock subject to repurchase. The effect of outstanding stock options and warrants are anti-dilutive. See note 12 of the notes to our consolidated financial statements.

(4)

Pro forma net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average shares outstanding assuming the conversion of all of the preferred stock to common stock as of their issuance date. The effect of outstanding stock options and warrants are anti-dilutive. See note 12 of the notes to our consolidated financial statements.

	As of December 31,				As of January 31, 2012	As of July 31, 2012
	2007	2008	2009	2010
		(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$21,541	$2,327	$34,372	$30,887	$57,529	$36,741
Marketable securities	32	8,928	20,557	4,498	53,634	85,910
Working capital (deficit)	22,205	(988)	36,222	(4,065)	37,934	14,323
Property and equipment, net	2,478	5,631	8,821	12,896	25,861	29,406
Total assets	33,289	42,765	97,829	100,605	232,638	267,155
Total deferred revenue	7,506	29,318	53,633	97,404	188,097	247,471
Total liabilities	11,347	38,567	66,447	122,689	237,293	313,532
Redeemable convertible preferred stock	—	—	75,555	75,555	170,906	171,313
Total stockholders’ equity (deficit)	21,942	4,198	(44,173)	(97,639)	(175,561)	(217,690)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

Workday is a leading provider of enterprise cloud-based applications for human capital management (HCM), payroll, financial management, time tracking, procurement and employee expense management. We achieved this leadership position through our innovative and adaptable technology, focus on the consumer Internet experience and cloud delivery model. Further, we believe we are the only company to provide this complete set of unified cloud-based applications to enterprises. Our applications are designed for global enterprises to manage complex and dynamic operating environments. We provide our customers highly adaptable, accessible and reliable applications to manage critical business functions that enable them to optimize their financial and human capital resources.

We were founded in 2005 to deliver cloud-based applications to global enterprises. Our applications are designed around the way people work today—in an environment that is global, collaborative, fast-paced and mobile. Our cycle of frequent updates, which we currently provide three times per year, has facilitated rapid innovation and the introduction of new applications throughout our history. We began offering our Human Capital Management (HCM) application in 2006. Since then we have continued to invest in innovation and have consistently introduced new services to our customers, including our Financial Management application in 2007, our Procurement and Employee Expense Management applications in 2008, our Workday Payroll and mobile applications in 2009, our Talent Management application in 2010, and our native iPad application and Workday integration platform in 2011.

We offer Workday applications to our customers on an enterprise-wide subscription basis, typically with three to five year terms and with subscription fees based on the size of the customer’s workforce. We generally recognize revenues from subscription fees ratably over the term of the contract. We currently derive a substantial majority of our subscription revenues from subscriptions to our Workday HCM application. We market our applications to enterprise customers primarily through our direct sales force.

We have achieved significant growth in a relatively short period of time. Our diverse customer base includes large, global companies and our direct sales force targets organizations with more than 1,000 workers. As of July 31, 2012, we had more than 325 customers and our applications were available in 21 different languages. A substantial majority of our growth comes from new customers choosing to use our services and entering into contracts with us. Our current financial focus is on growing our revenues and deferred revenue. While we are incurring losses today, we strive to invest in a disciplined manner across all of our functional areas to sustain continued near-term revenue growth and support our long-term initiatives. Our operating expenses have increased significantly in absolute dollars in recent periods, primarily due to our significant growth in employees. We had 388, 599, 1,096 and 1,452 employees as of December 31, 2009, December 31, 2010, January 31, 2012 and July 31, 2012, respectively.

We intend to continue investing for long-term growth. We have invested, and expect to continue to invest, heavily in our application development efforts to deliver additional compelling applications and to address customers’ evolving needs. In addition, we plan to continue to expand our sales and marketing organizations to sell our applications globally. We expect to continue to make significant upfront investments in our data center infrastructure and personnel to service our growth in customers. The level of these upfront infrastructure investments will vary based on the rate at which new customers are added and the scale of such deployments. These investments will increase our costs on an absolute basis in the near-term. Many of these investments will occur in advance of experiencing any direct benefit from them and will make it difficult to determine if we are allocating our resources efficiently. As a result of these investments, we do not expect to be profitable in the near future. We expect our research and development, sales and marketing, and general and administrative expenses as a percentage of revenues to decrease over time as we grow our revenues, and we anticipate that we will gain economies of scale by increasing our customer base without direct incremental development costs and by utilizing more of the capacity of our data centers. As a result of this increased operating leverage, we expect our gross and operating margins will improve in the future.

Since inception, we have invested heavily in our professional services organization to help ensure that customers successfully deploy and adopt our applications. More recently, we have expanded our professional services partner ecosystem to further support our customers. We believe our investment in professional services, including partners building their practices around Workday, will drive additional customer subscriptions and continued growth in revenues. In addition, over time we expect professional services revenues and the costs of professional services as a percentage of total revenues to decline as we increasingly rely on third parties to deploy our applications and as the number of our existing customers continues to grow.

To date, our investments in the development of our applications, direct sales force and infrastructure has resulted in significant revenue growth for our company. For the years ended December 31, 2009, December 31, 2010 and January 31, 2012, our revenues were $25.2 million, $68.1 million, and $134.4 million, respectively, representing year-over-year revenue growth of 170% and 98% for our two most recent fiscal years. We currently derive a substantial majority of our revenues from subscriptions to our Workday HCM application. The percentage of our revenues derived from professional services was 34% in the year ended January 31, 2012 and 34% in the six months ended July 31, 2012. For the years ended December 31, 2009, December 31, 2010 and January 31, 2012, our net loss was $49.9 million, $56.2 million, and $79.6 million, respectively. During these periods, we evaluated the success of our business based on enhancements to the range and depth of our applications, growth in our revenues and customer base, declines in costs and expenses as a percentage of revenue, decreased operating loss as a percentage of revenue and improved cash flows from operating activities as a percentage of revenue.

Fiscal Year End

We recently changed our fiscal year end from December 31 to January 31. For the year-over-year discussions below, the year ended January 31, 2012 is compared to the year ended December 31, 2010, and the year ended December 31, 2010 is compared to the year ended December 31, 2009.

Components of Results of Operations

Revenues

We offer subscriptions to our cloud-based applications, including HCM, payroll, financial management, time tracking, procurement and employee expense management. We primarily derive our revenues from subscription fees and professional services fees. Subscription revenues primarily consist of fees that give our customers access to our cloud-based applications, which include routine customer support at no additional cost. Professional service fees include deployment services, optimization services, and training.

Subscription revenues accounted for approximately 66% of our revenues during the year ended January 31, 2012 and represented approximately 90% of our total deferred revenue as of January 31, 2012. Subscription revenues are driven primarily by the number of customers, the number of workers at each customer, the number of applications subscribed to by each customer, the price of our applications, and to a lesser extent, renewal rates. To date, only a small percentage of our subscription agreements have come up for renewal and most of those agreements relate to early customers with a relatively small number of users. Therefore, revenues from renewals have not been a substantial component of revenues.

The mix of the applications to which a customer subscribes can affect our financial performance due to price differentials in our applications. Compared to our other offerings, our HCM application has been available for a longer period of time, is more established in the marketplace and has benefited from continued enhancements of the functionality over a longer period of time, all of which help us to improve our pricing for that application. However, new products or services offerings by competitors in the future could impact the mix and pricing of our offerings.

Subscription fees are recognized ratably as revenues over the contract term beginning on the date the application is made available to the customer, which is generally within two weeks of contract signing. Our subscription contracts are non-cancelable, and typically have a term of three to five years. We generally invoice our customers in advance, in annual installments. Amounts that have been invoiced are initially recorded as deferred revenue and are recognized ratably over the subscription period. Amounts that have not been invoiced are not reflected in our consolidated financial statements.

Our consulting and deployment engagements are typically billed on a time and materials basis, and revenues are typically recognized as the services are rendered. We offer a number of training options intended to support our customers in configuring, using and administering our services. Our typical professional services and training payment terms provide that our customers pay us within 30 days of invoice. As the Workday practices of our partner firms continue to develop, we expect them to increasingly contract directly with our subscription customers. As a result of this trend, and as our subscription revenues increase, we expect professional services revenues as a percentage of total revenues to decline over time.

Approximately 14% of our revenues for the year ended January 31, 2012 were derived from multiple-deliverable arrangements that were accounted for as a single unit of accounting, because some of our professional services offerings did not have standalone value when the related contracts were executed. In these situations, these revenues are recognized ratably over the term of the contracts. Additionally, in these situations, we defer the direct costs of the related professional services contract and the direct costs are amortized over the same period as the professional services revenues are recognized. As of January 31, 2012, 21% of our total deferred revenue balance represented multiple-deliverable arrangements accounted for as a single unit of accounting. For contracts executed during and after the three months ended April 30, 2012, there was standalone value for all deliverables.

Costs and Expenses

Costs of Revenues. Costs of subscription revenues primarily consist of employee-related expenses (including salaries, benefits and stock-based compensation) related to hosting our applications and providing support, the costs of data center capacity, and depreciation of owned and leased computer equipment and software.

Costs of professional services revenues consist primarily of employee-related expenses associated with these services, the cost of subcontractors and travel costs. We are intensely focused on our customers’ success and have invested in our professional services ecosystem in order to promote seamless deployments and robust customer adoption. The percentage of revenues derived from professional services was 34% in the year ended January 31, 2012. The cost of providing professional services is significantly higher as a percentage of the related revenues than for our subscriptions.

Research and Development. Research and development expenses consist primarily of employee-related expenses. We continue to focus our research and development efforts on adding new features and applications, increasing the functionality and enhancing the ease of use of our cloud-based applications.

Sales and Marketing. Sales and marketing expenses consist primarily of employee-related expenses, sales commissions, marketing programs and travel related expenses. Marketing programs consist of advertising, events, corporate communications, brand building and product marketing activities. Commissions earned by our sales force that can be associated specifically with a noncancelable subscription contract are deferred and amortized over the same period that revenues are recognized for the related noncancelable contract.

General and Administrative. General and administrative expenses consist of employee-related expenses for finance and accounting, legal, human resources and management information systems personnel, legal costs, professional fees and other corporate expenses.

Results of Operations

The following tables set forth selected consolidated statement of operations data and such data as a percentage of total revenues for each of the periods indicated:

	Year Ended			Six Months Ended
	December 31, 2009	December 31, 2010	January 31, 2012	July 31, 2011	July 31, 2012
	(in thousands)
Revenues:
Subscription services	$13,746	$36,594	$88,634	$35,735	$79,122
Professional services	11,499	31,461	45,793	19,084	40,398

Total revenues	25,245	68,055	134,427	54,819	119,520
Costs and expenses:
Costs of revenues:
Costs of subscription services	6,623	11,419	22,342	9,591	16,588
Costs of professional services	13,882	28,445	43,026	17,768	36,767

Total costs of revenues	20,505	39,864	65,368	27,359	53,355
Research and development	30,045	39,175	62,014	27,323	44,338
Sales and marketing	20,875	36,524	70,356	29,559	54,467
General and administrative	5,215	8,553	15,133	6,489	13,677

Total costs and expenses	76,640	124,116	212,871	90,730	165,837

Operating loss	(51,395)	(56,061)	(78,444)	(35,911)	(46,317)
Other income (expense), net	1,544	(57)	(1,018)	(331)	(672)

Loss before provision for (benefit from) income taxes	(49,851)	(56,118)	(79,462)	(36,242)	(46,989)
Provision for (benefit from) income taxes	91	97	167	70	(53)

Net loss	$(49,942)	$(56,215)	$(79,629)	$(36,312)	$(46,936)

	Year Ended			Six Months Ended
	December 31, 2009	December 31, 2010	January 31, 2012	July 31, 2011	July 31, 2012
Revenues:
Subscription services	54.5%	53.8%	65.9%	65.2%	66.2%
Professional services	45.5	46.2	34.1	34.8	33.8

Total revenues	100.0	100.0	100.0	100.0	100.0
Costs and expenses:
Costs of revenues:
Costs of subscription services	26.2	16.8	16.6	17.5	13.9
Costs of professional services	55.0	41.8	32.0	32.4	30.7

Total costs of revenues	81.2	58.6	48.6	49.9	44.6
Research and development	119.0	57.6	46.1	49.9	37.1
Sales and marketing	82.7	53.7	52.3	53.9	45.6
General and administrative	20.7	12.6	11.3	11.8	11.4

Total costs and expenses	303.6	182.4	158.4	165.5	138.7
Operating loss	(203.6)	(82.4)	(58.4)	(65.5)	(38.7)
Other income (expense), net	6.1	(0.1)	(0.8)	(0.6)	(0.6)

Loss before provision for (benefit from) income taxes	(197.5)	(82.5)	(59.1)	(66.1)	(39.3)
Provision for (benefit from) income taxes	0.4	0.1	0.1	0.1	—

Net loss	(197.8%)	(82.6%)	(59.2%)	(66.2%)	(39.3%)

Six Months Ended July 31, 2011 and July 31, 2012

Revenues

	Six Months Ended July 31,		% Change
	2011	2012
	(in thousands)
Subscription services	$35,735	$79,122	121%
Professional services	19,084	40,398	112

Total revenues	$54,819	$119,520	118

Total revenues were $119.5 million for the six months ended July 31, 2012, compared to $54.8 million during the prior year period, an increase of $64.7 million, or 118%. Subscription services revenues were $79.1 million, or 66% of total revenues, for the six months ended July 31, 2012, compared to $35.7 million, or 65% of total revenues, for the prior year period. The increase in subscription revenues was due primarily to the addition of new customers as compared to the prior year period, as the number of customers increased from 201 as of July 31, 2011 to 326 as of July 31, 2012. Professional services revenues were $40.4 million, or 34% of total revenues, for the six months ended July 31, 2012, compared to $19.1 million, or 35% of total revenues, for the prior year period. The increase in professional services revenues was due primarily to new and larger customers requesting deployment and integration services. In addition, we recognized $2.6 million in subscription revenues and $2.0 million in professional services revenues related to the expiration of a delivery obligation for a 2009 customer arrangement during the six months ended July 31, 2012.

Costs and Expenses

Costs of Revenues

	Six Months Ended July 31,		% Change
	2011	2012
	(in thousands)
Subscription services	$9,591	$16,588	73%
Professional services	17,768	36,767	107

Total costs of revenues	$27,359	$53,355	95

Costs of revenues were $53.4 million for the six months ended July 31, 2012, compared to $27.4 million for the prior year period, an increase of $26.0 million or 95%. The $7.0 million increase in costs of subscription services was primarily due to an increase of $2.4 million in employee compensation costs related to higher headcount, an increase of $2.0 million in depreciation and amortization expenses, and an increase of $1.1 million in service delivery costs, primarily due to our efforts to increase data center capacity. We expect costs of subscription revenues to decline as a percentage of subscription revenues as we achieve economies of scale.

The costs of professional services were $36.8 million for the six months ended July 31, 2012 and $17.8 million for the six months ended July 31, 2011, a $19.0 million increase. This increase was primarily due to $9.2 million higher employee compensation costs due to higher headcount and $7.5 million in additional subcontractor fees. Due to the large increase in demand for our professional services, we have increased the usage of third party consultants to supplement our professional services staff. We believe that higher utilization of these third party resources, in addition to our own staff, resulted in significantly higher revenues and improved gross profit from professional services. We expect costs of professional services as a percentage of total revenues to decline and gross margins to increase as we increasingly rely on third parties to deploy our applications and as the number of our existing customers continues to grow.

Research and Development

	Six Months Ended July 31,		% Change
	2011	2012
	(in thousands)
Research and development	$27,323	$44,338	62%

Research and development expenses were $44.3 million, or 37% of total revenues, for the six months ended July 31, 2012, compared to $27.3 million, or 50% of total revenues, for the prior year period, an increase of $17.0 million. The increase was primarily due to an increase of $12.7 million in employee compensation costs due to higher headcount. The decrease in the percentage of revenues spent on research and development during the current year period versus the prior year period is primarily a function of increased revenues rather than a curtailment of research and development spending. We expect that in the future, research and development expenses will increase in absolute dollars as we improve and extend our applications and develop new technologies.

Sales and Marketing

	Six Months Ended July 31,		% Change
	2011	2012
	(in thousands)
Sales and marketing	$29,559	$54,467	84%

Sales and marketing expenses were $54.5 million, or 46% of total revenues, for the six months ended July 31, 2012, compared to $29.6 million, or 54% of total revenues, for the prior year period, an increase of $24.9 million. The increase was primarily due to increases of $17.4 million in employee compensation costs due to higher headcount, and $2.5 million in advertising, marketing and event costs. We expect that sales and marketing expenses will increase in absolute dollars in the future as we continue to invest in sales and marketing by expanding our domestic and international selling and marketing activities, building brand awareness, attracting new customers and sponsoring additional marketing events.

General and Administrative

	Six Months Ended July 31,		% Change
	2011	2012
	(in thousands)
General and administrative	$6,489	$13,677	111%

General and administrative expenses were $13.7 million, or 11% of total revenues, for the six months ended July 31, 2012, compared to $6.5 million, or 12% of total revenues, for the prior year period, an increase of $7.2 million. The increase was primarily due to increases of $4.5 million in employee compensation costs due to higher headcount and $4.1 million in professional and outside services. The growth in general and administrative expenses during the six months ended July 31, 2012 was to support the overall growth of the company. We expect that the general and administrative expenses will increase throughout the year ended January 31, 2013 to support the general growth of our company and as we develop and staff processes related to our transition to a public company. In addition, we expect that after we become a public company, general and administrative expenses will increase in absolute dollars as we invest in our infrastructure and we incur additional employee related costs, professional fees and insurance costs related to the growth of our business and international expansion.

In August 2012, we issued 500,000 shares of Class B common stock to the Workday Foundation. As a result, we expect to incur a non-cash general and administrative expense of approximately $11.3 million in the quarter ending October 31, 2012.

Years Ended December 31, 2009, December 31, 2010 and January 31, 2012

Revenues

	Year Ended
	December 31, 2009	December 31, 2010	January 31, 2012	2009 to 2010 % Change	2010 to 2012 % Change
	(in thousands)
Subscription services	$13,746	$36,594	$88,634	166%	142%
Professional services	11,499	31,461	45,793	174	46

Total revenues	$25,245	$68,055	$134,427	170	98

Year ended January 31, 2012 compared to Year ended December 31, 2010. Total revenues were $134.4 million for the year ended January 31, 2012, compared to $68.1 million for the year ended December 31, 2010, an increase of $66.3 million, or 98%. Subscription services revenues were $88.6 million, or 66% of total revenues, for the year ended January 31, 2012, compared to $36.6 million, or 54% of total revenues, for the year ended December 31, 2010. The increase in subscription revenues was due primarily to the addition of new and larger customers as compared to the prior year, as the number of customers increased from 160 as of December 31, 2010 to 259 as of January 31, 2012. Professional services revenues were $45.8 million, or 34% of total revenues, for the year ended January 31, 2012, compared to $31.5 million, or 46% of total revenues, for the year ended December 31, 2010. The increase in professional services revenues was due primarily to a larger customer base requesting deployment and integration services.

Year ended December 31, 2010 compared to Year ended December 31, 2009. Revenues were $68.1 million for the year ended December 31, 2010, compared to $25.2 million for the year ended December 31, 2009, an increase of $42.9 million, or 170%. Subscription services revenues were $36.6 million, or 54% of total revenues, for the year ended December 31, 2010, compared to $13.7 million, or 54% of total revenues, for the year ended December 31, 2009. The increase in subscription revenues was due primarily to the addition of new and larger customers as compared to the prior year, as the number of customers increased from 114 as of December 31, 2009 to 160 as of December 31, 2010. Professional services revenues were $31.5 million, or 46% of revenues, for the year ended December 31, 2010, compared to $11.5 million, or 46% of revenues, for the year ended December 31, 2009. The increase in professional services revenues was due primarily to a larger customer base requesting deployment and integration services.

Costs and Expenses

Costs of Revenues

	Year Ended			2009 to 2010 % Change	2010 to 2012 % Change
	December 31, 2009	December 31, 2010	January 31, 2012
	(in thousands)
Subscription services	$6,623	$11,419	$22,342	72%	96%
Professional services	13,882	28,445	43,026	105	51

Total costs of revenues	$20,505	$39,864	$65,368	94	64

Year ended January 31, 2012 compared to Year ended December 31, 2010. Costs of revenues were $65.4 million for the year ended January 31, 2012, compared to $39.9 million for the year ended December 31, 2010, an increase of $25.5 million or 64%. The increase in costs of subscription services was primarily due to an increase of $4.7 million in employee compensation costs related to higher headcount, an increase of $2.5 million in depreciation and amortization expenses and an increase of $2.4 million in service delivery costs, primarily due to our efforts to increase data center capacity. The increase in the cost of professional services revenues for the year ended January 31, 2012 as compared to the year ended December 31, 2010 was primarily due to an $11.2 million increase in higher employee compensation-related costs due to higher headcount. Gross margin for professional services in the year ended January 31, 2012 was consistent with the level achieved for the year ended December 31, 2010.

Year ended December 31, 2010 compared to Year ended December 31, 2009. Costs of revenues were $39.9 million for the year ended December 31, 2010 compared to $20.5 million for the year ended December 31, 2009, an increase of $19.4 million. The increase in costs of subscription services was primarily due to an increase of $2.0 million in employee compensation costs related to higher headcount, an increase of $1.2 million in depreciation and amortization expenses and an increase of $0.9 million in service delivery costs, primarily due to our efforts to increase data center capacity. The increase in the cost of professional services revenues for the year ended December 31, 2010 as compared to the year ended December 31, 2009 was primarily due to recognizing $8.6 million in higher direct costs, including subcontractors, and a $4.4 million increase in employee compensation costs due to higher headcount. Gross margin for professional services in the year ended December 31, 2010 was consistent with the level achieved for the year ended December 31, 2009.

Research and Development

	Year Ended			2009 to 2010 % Change	2010 to 2012 % Change
	December 31, 2009	December 31, 2010	January 31, 2012
	(in thousands)
Research and development	$30,045	$39,175	$62,014	30%	58%

Year ended January 31, 2012 compared to Year ended December 31, 2010. Research and development expenses were $62.0 million, or 46% of total revenues, for the year ended January 31, 2012, compared to $39.2 million, or 58% of total revenues, for the year ended December 31, 2010, an increase of $22.8 million. The increase was primarily due to an increase of $18.0 million in employee compensation costs due to higher headcount and an increase of $1.4 million in contract labor expenses.

Year ended December 31, 2010 compared to Year ended December 31, 2009. Research and development expenses were $39.2 million, or 58% of total revenues, for the year ended December 31, 2010, compared to $30.0 million, or 119% of total revenues, for the year ended December 31, 2009, an increase of $9.1 million. The increase was primarily due to an increase of $7.6 million in employee compensation costs.

Sales and Marketing

	Year Ended			2009 to 2010 % Change	2010 to 2012 % Change
	December 31, 2009	December 31, 2010	January 31, 2012
	(in thousands)
Sales and marketing	$20,875	$36,524	$70,356	75%	93%

Year ended January 31, 2012 compared to Year ended December 31, 2010. Sales and marketing expenses were $70.4 million, or 52% of total revenues, for the year ended January 31, 2012, compared to $36.5 million, or 54% of total revenues, for the year ended December 31, 2010, an increase of $33.9 million. The increase was primarily due to increases of $24.7 million in employee compensation costs due to increased headcount, a $3.6 million increase in advertising, marketing and event costs, and a $2.5 million increase in travel-related costs.

Year ended December 31, 2010 compared to Year ended December 31, 2009. Sales and marketing expenses were $36.5 million, or 54% of total revenues, for the year ended December 31, 2010, compared to $20.9 million, or 83% of total revenues, for the year ended December 31, 2009, an increase of $15.6 million. The increase was primarily due to increases of $10.9 million in employee compensation costs due to higher headcount and $0.9 million in higher travel related costs.

General and Administrative

	Year Ended
	December 31, 2009	December 31, 2010	January 31, 2012	2009 to 2010 % Change	2010 to 2012 % Change
	(in thousands)
General and administrative	$5,215	$8,553	$15,133	64%	77%

Year ended January 31, 2012 compared to Year ended December 31, 2010. General and administrative expenses were $15.1 million, or 11% of total revenues, for the year ended January 31, 2012, compared to $8.6 million, or 13% of total revenues, for the year ended December 31, 2010, an increase of $6.6 million. The increase was primarily due to increases of $2.5 million in employee compensation costs due to higher headcount, $2.2 million in professional and outside service costs and $0.4 million in recruiting and relocation fees. The growth in general and administrative expenses during the year ended January 31, 2012 was to support the overall growth of our company.

Year ended December 31, 2010 compared to Year ended December 31, 2009. General and administrative expenses were $8.6 million, or 13% of total revenues, for the year ended December 31, 2010, compared to $5.2 million, or 21% of total revenues, for the year ended December 31, 2009, an increase of $3.4 million. The increase was primarily due to increases of $1.7 million in employee compensation costs due to higher headcount and a $1.3 million increase in professional and outside service costs. The growth in general and administrative expenses during the year ended December 31, 2010 was to support the overall growth of our company.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statements of operations data for each of the six quarters in the period ended July 31, 2012. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with generally accepted accounting principles in the United States. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three Months Ended
	Apr. 30, 2011	Jul. 31, 2011	Oct. 31, 2011	Jan. 31, 2012	Apr. 30, 2012	July 31, 2012
	(in thousands)
Consolidated Statements of Operations Data:
Revenues:
Subscription services	$16,076	$19,659	$23,868	$29,031	$36,922	$42,200
Professional services	8,617	10,467	12,582	14,127	19,896	20,502

Total revenues	24,693	30,126	36,450	43,158	56,818	62,702
Costs and expenses:
Costs of revenues:
Costs of subscription services	4,423	5,168	6,040	6,711	7,594	8,994
Costs of professional services	8,053	9,715	11,639	13,619	17,496	19,271

Total costs of revenues	12,476	14,883	17,679	20,330	25,090	28,265
Research and development	12,483	14,840	16,404	18,287	20,786	23,552
Sales and marketing	12,791	16,768	18,215	22,582	24,838	29,629
General and administrative	2,761	3,728	3,594	5,050	6,061	7,616

Total costs and expenses	40,511	50,219	55,892	66,249	76,775	89,062

Operating loss	(15,818)	(20,093)	(19,442)	(23,091)	(19,957)	(26,360)
Other income (expense), net	72	(403)	(243)	(444)	(35)	(637)

Loss before provision for (benefit from) income taxes	(15,746)	(20,496)	(19,685)	(23,535)	(19,992)	(26,997)
Provision for (benefit from) income taxes	35	35	46	51	63	(116)

Net loss	$(15,781)	$(20,531)	$(19,731)	$(23,586)	$(20,055)	$(26,881)

Quarterly Revenues Trends

Our quarterly revenues increased sequentially for all periods presented due primarily to increases in the number of new customers. Our fourth quarter has historically been our strongest quarter for contracting activity as a result of large enterprise buying patterns. The quarter ended April 30, 2012 also benefited from the recognition of $2.6 million in subscription revenues and $2.0 million in professional services revenues related to the expiration of a delivery obligation for a 2009 customer arrangement. We do not expect to have a similar occurrence in the near term and thus believe our future quarterly revenues growth rates might be less than the rate achieved in the quarter ended April 30, 2012.

Quarterly Costs and Expenses Trends

Total costs and expenses increased sequentially for all periods presented, primarily due to the addition of personnel in connection with the expansion of our business. Sales and marketing expenses generally grew sequentially over the periods. General and administrative costs increased over the periods presented due to higher facilities costs, including expensed equipment and software, and, in recent quarters, higher professional service fees for preparing to be a public company.

Our quarterly operating results may fluctuate due to various factors affecting our performance. As noted above, we recognize revenues from subscription fees ratably over the term of the contract. Therefore, changes in our contracting activity in the near term may not be apparent as a change to our reported revenues until future periods. Most of our expenses are recorded as period costs and thus factors affecting our cost structure may be reflected in our financial results sooner than changes to our contracting activity.

Liquidity and Capital Resources

As of July 31, 2012, our principal sources of liquidity were cash, cash equivalents and marketable securities totaling $122.7 million, which were held for working capital purposes. Our cash, cash equivalents and marketable securities are comprised primarily of U.S. agency obligations, commercial paper, corporate securities, municipal securities, certificates of deposit and money market funds.

Since our inception, we financed our operations primarily through private sales of equity securities, customer prepayments, and more recently, capital lease obligations. We believe our existing cash, cash equivalents and marketable securities and cash provided by this offering will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced services offerings, and the continuing market acceptance of our services. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, and intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected.

Operating Activities

For the six months ended July 31, 2012, cash flows provided by operating activities was $14.6 million. The positive cash flows resulted primarily from a $59.4 million increase in deferred revenue, partially offset by our net loss. We expect that we will experience a net usage of cash from operations for the second half of the fiscal year ending January 31, 2013.

For the six months ended July 31, 2011, cash flows used in operating activities was $1.6 million. The cash used primarily related to our net loss and a $17.7 million increase in accounts receivable, partially offset by a $44.9 million increase in deferred revenue.

For the year ended January 31, 2012, cash flows used in operating activities was $13.8 million. The cash used primarily related to our net loss and a $39.0 million increase in accounts receivable due to an increase in billing activity, partially offset by an $89.7 million increase in deferred revenue.

For the year ended December 31, 2010, cash flows used in operating activities was $15.3 million. The cash used primarily related to our net loss, a $14.5 million increase in accounts receivable and a $5.8 million increase in deferred costs, partially offset by a $44.0 million increase in deferred revenue.

For the year ended December 31, 2009, cash flows used in operating activities was $30.1 million. The cash used was primarily the result of our net loss and an $11.1 million increase in deferred costs, partially offset by a $24.3 million increase in deferred revenue.

Investing Activities

Cash (used in) or provided by investing activities for the six months ended July 31, 2012 and 2011, and for the years ended January 31, 2012, December 31, 2010 and December 31, 2009 was $(39.0) million, $(7.9) million, $(56.2) million, $12.2 million, and $(14.5) million, respectively, and was primarily the result of the timing of purchases and maturities of marketable securities and of capital expenditures of $6.0 million, $1.1 million, $5.0 million, $3.7 million, and $4.2 million, respectively. We expect capital expenditures, some of which will be financed through capital leases, will be approximately $50 million for the year ended January 31, 2013.

Financing Activities

For the six months ended July 31, 2012, financing activities provided $3.6 million due to $7.1 million in proceeds from stock option exercises, partially offset by $3.5 million in principal payments on our outstanding capital leases. For the six months ended July 31, 2011, financing activities provided $1.4 million in cash as a result of $3.2 million in proceeds from the exercises of stock options partially offset by $1.8 million principal payments on our outstanding capital leases.

For the year ended January 31, 2012, financing activities provided $97.0 million primarily as a result of $95.0 million net proceeds from issuance of the Series F redeemable convertible preferred stock and $6.3 million in proceeds from the exercise of stock options, partially offset by $4.3 million in principal payments on our capital lease obligations.

For the year ended December 31, 2010, financing activities used $0.3 million primarily as a result $1.0 million in principal payments on our capital lease obligations partially offset by $0.6 million in proceeds from the exercise of stock options.

For the year ended December 31, 2009, financing activities provided $76.7 million primarily as a result of $75.6 million net proceeds from issuance of the Series E redeemable convertible preferred stock and $1.1 million in proceeds from the exercise of stock options.

Backlog

We have generally signed multiple year subscription contracts for our applications. The timing of our invoices to the customer is a negotiated term and thus varies among our subscription contracts. For multiple-year agreements, it is common to invoice an initial amount at contract signing followed by subsequent annual invoices. At any point in the contract term, there can be amounts that we have not yet been contractually able to invoice. Until such time as these amounts are invoiced, they are not recorded in revenues, deferred revenue or elsewhere in our consolidated financial statements, and are considered by us to be backlog. The amount of subscription contract backlog was approximately $240 million as of January 31, 2012 and $325 million as of July 31, 2012. In some cases, as part of negotiating customer contracts, we sought to have a significant amount of the total contract value paid at the time of contract execution to help fund our operations. Following this offering, we may reduce incentives for cash payments from customers for more than one year of subscription fees, which may increase the amount of backlog over time while reducing the amount of noncurrent deferred revenue. Multiple-year payments are recorded as deferred revenue until recognized as revenues ratably.

We expect that the amount of backlog relative to the total value of our contracts will change from year to year for several reasons, including the amount of cash collected early in the contract term, the specific timing and duration of large customer subscription agreements, varying invoicing cycles of subscription agreements, the specific timing of customer renewal, changes in customer financial circumstances and foreign currency fluctuations.

Backlog may also vary based on changes in the average non-cancellable term of our subscription agreements. In recent years, most of our non-cancellable contract terms have averaged four years. The change in backlog that results from changes in the average non-cancellable term of our subscription arrangements may not be an indicator of the likelihood of renewal or expected future revenues. Accordingly, we believe that fluctuations in backlog are not a reliable indicator of future revenues and we do not utilize backlog as a key management metric internally.

Commitments

As of January 31, 2012, we had a total of $4.0 million in letters of credit outstanding in favor of certain landlords for office space. These letters of credit were collateralized by trust assets of Mr. Duffield. To date, no amounts have been drawn against the letters of credit, which renew annually and mature at various dates through October 2012. We had $15.7 million in capital lease obligations as of January 31, 2012, of which $5.6 million were to a related party.

Our principal commitments primarily consist of obligations under leases for office space and co-location facilities for data center capacity and our development and test data center, and computer equipment and furniture and fixtures. As of January 31, 2012, the future non-cancelable minimum payments under these commitments were as follows:

		Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in millions)
Capital lease obligations	$10,155	$3,561	$6,594	$—	$—
Capital lease obligations—related party	5,561	3,514	2,047	—	—
Operating lease obligations:
Facilities space	19,671	5,427	11,303	2,786	155
Contractual commitments	842	686	156	—	—

Total	$36,229	$13,188	$20,100	$2,786	$155

We anticipate leasing additional office space near our headquarters during the year ending January 31, 2013 to support our growth. In addition, our existing lease agreements provide us with the option to renew. Our future operating lease obligations would change if we entered into additional operating lease agreements as we expand our operations and if we exercised these options.

Purchase orders are not included in the table above. Our purchase orders represent authorizations to purchase rather than binding agreements. The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the transaction. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

Off-Balance Sheet Arrangements

Through January 31, 2012, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in note 2 to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

We derive our revenues primarily from subscription fees and from professional services fees, including training. We sell subscriptions to our cloud-based applications through contracts that are generally between three and five years in length. Our arrangements do not contain general rights of return. During the year ended December 31, 2009, we elected to retrospectively adopt Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements, from our inception.

Our subscription contracts do not provide customers with the right to take possession of the software supporting the applications and, as a result, are accounted for as service contracts.

We commence revenue recognition for our cloud-based applications and professional services when all of the following criteria are met:

•	There is persuasive evidence of an arrangement;

•	The service has been or is being provided to the customer;

•	Collection of the fees is reasonably assured; and

•	The amount of fees to be paid by the customer is fixed or determinable.

Subscription Revenues

Subscription revenues are recognized on a straight-line basis over the contractual term of the arrangement beginning on the date that our service is made available to the customer, provided revenue recognized does not exceed amounts that are invoiced and currently due. Amounts that have been invoiced and that are due are recorded in deferred revenue or revenues, depending on whether the revenue recognition criteria have been met.

Professional Services Revenues

Professional services revenues are generally recognized as the services are rendered for time and material contracts, or when any milestones are achieved and accepted by the customer for fixed price contracts. The majority of our professional services contracts are on a time and materials basis. Training revenues are recognized as the services are performed.

Multiple Deliverable Arrangements

For arrangements with multiple deliverables, we evaluate whether the individual deliverables qualify as separate units of accounting. In order to treat deliverables in a multiple deliverable arrangement as separate units of accounting, the deliverables must have standalone value upon delivery. If the deliverables have standalone value upon delivery, we account for each deliverable separately and revenue is recognized for the respective deliverables as they are delivered. If one or more of the deliverables do not have standalone value upon delivery, the deliverables that do not have standalone value are generally combined with the final deliverable within the arrangement and treated as a single unit of accounting. Revenue for arrangements treated as a single unit of accounting is generally recognized over the period commencing upon delivery of the final deliverable and over the term of that deliverable.

Subscription contracts have standalone value as we sell the subscriptions separately. In determining whether professional services can be accounted for separately from subscription services, we consider the availability of the professional services from other vendors, the nature of our professional services and whether we sell our cloud-based applications to new customers without professional services. As of January 31, 2012, we did not have standalone value for the professional services related to the deployment of our financial management cloud-based application. This was because we had historically performed the majority of these services to support our customers’ deployment of this application. In the six months ended July 31, 2012, we determined that we had established standalone value for the deployment services related to our financial management cloud-based application. This was primarily because of the growing number of consultants that were trained and certified to perform these deployment services, the successful completion of a significant deployment engagement by a firm in our professional services ecosystem and the sale of several financial management cloud-based application subscription arrangements to customers without our deployment services. Because we established standalone value for our deployment services related to our financial management cloud-based application in the six months ended July 31, 2012, such service arrangements entered into after February 1, 2012 are being accounted for separately from subscription services.

When multiple deliverables included in an arrangement are separable into different units of accounting, the arrangement consideration is allocated to the identified separate units of accounting based on their relative selling price. Multiple deliverable arrangement accounting guidance provides a hierarchy to use when determining the relative selling price for each unit of accounting. Vendor-specific objective evidence (VSOE) of selling price, based on the price at which the item is regularly sold by the vendor on a standalone basis, should be used if it exists. If VSOE of selling price is not available, third-party evidence (TPE) of selling price is used to establish the selling price if it exists. VSOE and TPE do not currently exist for any of our deliverables. Accordingly, for arrangements with multiple deliverables that can be separated into different units of accounting, we allocate the arrangement fee to the separate units of accounting based on our best estimate of selling price. The amount of arrangement fee allocated is limited by contingent revenues, if any.

We determine our best estimate of selling price for our deliverables based on our overall pricing objectives, taking into consideration market conditions and entity-specific factors. We begin the evaluation of our best estimate of selling price by reviewing historical data related to sales of our deliverables, including comparing the percentages of our contract prices to our list prices. We also consider several other data points in our evaluation, including the size of our arrangements, the cloud applications sold, customer demographics and the numbers and types of users within our arrangements.

Deferred Costs

Deferred costs include commissions earned by our sales force that can be associated specifically with a noncancelable cloud-based application services contract and direct costs related to professional services contracts accounted for together with a related cloud-based application services contract as a single unit of accounting.

Sales commissions are deferred when earned and amortized over the same period that revenues are recognized for the related noncancelable cloud-based application services contract. The commission payments are paid in full after the customer has paid for its first year of service. Direct professional services costs are deferred up until the commencement of revenue recognition of the single unit and then recognized when the related professional services revenues are recognized.

Amortization of deferred commissions and deferred professional services costs are included in sales and marketing and costs of professional services, respectively, in the accompanying consolidated statements of operations.

During the year ended January 31, 2012, we deferred $10.1 million of commission expenditures and we amortized $3.2 million to sales and marketing expense. During the year ended December 31, 2010, we deferred $4.4 million of commission expenditures and we amortized $1.5 million to sales and marketing expense. Deferred commissions on our consolidated balance sheets totaled $15.2 million as of July 31, 2012, $13.6 million as of January 31, 2012, and $6.9 million as of December 31, 2010.

During the year ended January 31, 2012, we deferred $2.2 million of professional services costs and we amortized $4.1 million to costs of professional services. During the year ended December 31, 2010, we deferred $4.5 million of professional services costs and we amortized $3.4 million to costs of professional services. Deferred professional services costs on our consolidated balance sheets totaled $8.6 million at July 31, 2012, $9.0 million at January 31, 2012, and $11.2 million at December 31, 2010.

Share-Based Compensation

Compensation expense related to share-based transactions, including employee, consultant, and non-employee director stock option awards, is measured and recognized in the financial statements based on fair value. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. The share-based compensation expense, net of forfeitures, is recognized using a straight-line basis over the requisite service periods of the awards, which is generally five years.

Our option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•	Fair Value of Common Stock. Because our common stock is not publicly traded, we must estimate the fair value of common stock, as discussed in “Common Stock Valuations” below.

•

Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the options for each option group.

•

Expected Term. The expected term represents the period that our share-based awards are expected to be outstanding. We determined the expected term assumption based on the vesting terms, exercise terms and contractual terms of the options.

•

Volatility. We determine the price volatility factor based on the historical volatilities of our peer group as we do not have a sufficient trading history for our common stock. To determine our peer group of companies, we consider public enterprise cloud-based application providers and select those that are similar to us in size, stage of life cycle, and financial leverage. For valuations prior to May 2012, we used the same group of peer companies. As a result of acquisitions of certain peer group companies, we removed those companies and added additional peer group companies for valuations beginning May 2012. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Dividend Yield. We have not paid and do not expect to pay dividends.

The following table summarizes the assumptions relating to our stock options as follows:

	Year Ended			Six Months Ended
	December 31, 2009	December 31, 2010	January 31, 2012	July 31, 2011	July 31, 2012
Volatility	64.0% – 64.6%	60.6% – 61.2%	58.1% – 59.1%	57.7% – 59.4%	54.3% – 55.3%
Expected life (in years)	5 – 6.4	5 – 6.4	5 – 6.4	5 – 6.4	5 – 6.4
Risk-free interest rate	1.9% – 3.0%	1.0% – 2.9%	0.9% – 2.7%	2.3% – 2.7%	0.8% – 1.0%
Dividend yield	0%	0%	0%	0%	0%
Weighted-average fair value per share	$0.36	$0.61	$1.78	$1.60	$3.64

In addition to assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the share-based compensation for our option awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our share-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the share-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the share-based compensation expense recognized in the financial statements.

We will continue to use judgment in evaluating the assumptions related to our share-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future share-based compensation expense.

Common Stock Valuations

We are required to estimate the fair value of the common stock underlying our share-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. The fair values of the common stock underlying our share-based awards were determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. As described below, the exercise price of our share-based awards was determined by our board of directors based on the most recent contemporaneous third-party valuation as of the grant date. If awards were granted a short period of time preceding the date of a valuation report, we assessed the fair value used for financial reporting purposes after considering the fair value reflected in the subsequent valuation report and other facts and circumstances on the date of grant as discussed below. In such instances, the fair value that we used for financial reporting purposes generally exceeded the exercise price for those awards.

Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous valuations performed by unrelated third-party specialists;

•	the prices, rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	the history of the company and the introduction of new services;

•	our stage of development;

•	likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions;

•	illiquidity of share-based awards involving securities in a private company;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

In valuing our common stock, our board of directors determined the equity value of our business generally using the income approach and the market comparable approach valuation methods. When applicable due to a recent preferred stock offering, the prior sale of company stock method was also utilized. The income approach estimates value based on the expectation of future cash flows that a company will generate—such as cash earnings, cost savings, tax deductions, and the proceeds from disposition. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. In addition, we also considered an appropriate discount adjustment to recognize the lack of marketability due to being a closely held entity.

The market comparable approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined which is applied to the subject company’s operating results to estimate the value of the subject company. In our valuations, the multiple of the comparable companies was determined using a ratio of the market value of invested capital less cash to each of the last twelve month revenues and the forecasted future twelve month revenues. The estimated value is then discounted by a non-marketability factor due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies which impacts liquidity. To determine our peer group of companies, we considered public enterprise cloud-based application providers and select those that are similar to us in size, stage of life cycle, and financial leverage. For valuations prior to May 2012, we used the same group of peer companies. As a result of acquisitions of certain peer group companies, we removed those companies and added additional peer group companies for valuations beginning May 2012.

The prior sale of company stock method estimates value by considering any prior arm’s length sales of the subject company’s equity. When considering prior sales of the company’s equity, the valuation considers the size of the equity sale, the relationship of the parties involved in the transaction, the timing of the equity sale, and the financial condition of the company at the time of the sale.

In some cases, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation determined pursuant to one of the methods described above or a straight-line calculation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Once we determined an equity value, we utilized the option pricing method, or OPM, to allocate the equity value to each of our classes of stock. OPM values each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of derivatives. This method is generally preferred when future outcomes are difficult to predict and dissolution or liquidation is not imminent.

We granted stock options with the following exercise prices between January 1, 2011 and the date of this prospectus:

Option Grant Date	Number of Shares Underlying Options	Exercise Price Per Share	Common Stock Fair Value Per Share
February 2011	4,256,650	$2.30	$2.30
June 2011	793,250	3.20	3.44
June 2011	1,941,855	3.20	3.53
July 2011	239,250	3.20	3.59
August 2011	477,450	3.70	3.70
November 2011	794,500	4.25	4.25
December 2011	1,095,000	4.25	4.78
January 2012	1,069,450	4.90	4.90
February 2012	2,800	4.90	4.90
May 2012	3,586,550	7.05	12.80
July 2012	406,250	8.55	15.20
August 2012	208,500	8.55	17.90
August and September 2012	879,850	9.20	22.50
September 2012	15,000	22.50	22.50
October 2012	170,750	22.50	22.50

In addition, we granted 100,000 shares of restricted common stock on December 16, 2011, 1,150,000 shares of restricted common stock on May 22, 2012, 35,000 shares of restricted common stock on August 8, 2012 and 55,000 shares of restricted common stock on August 28, 2012.

The aggregate intrinsic value of vested and unvested stock options as of July 31, 2012, based on the initial public offering price of $28.00 per share, was $275.5 million and $512.2 million, respectively.

The following discussion relates primarily to our determination of the fair value per share of our common stock for purposes of calculating share-based compensation costs since February 2011. No single event caused the valuation of our common stock to increase or decrease through July 2012. Instead, a combination of the factors described below in each period led to the changes in the fair value of our common stock. Notwithstanding the fair value reassessments described below, we believe we applied a reasonable valuation method to determine the stock option exercise prices on the respective stock option grant dates.

February 2011

Our revenues for the three months ended December 31, 2010 increased as compared to our revenues for the three month period ended September 30, 2010. Based on this growth and our assessment of future growth potential, we revised our financial forecasts for each of the three years ended December 31, 2013, and a valuation of the fair value of our common stock was performed in December 2010 using our updated forecast. The valuation also took into account that in the fourth quarter of 2010, the U.S. economy continued its recovery and economists believed that the year would end with growth in the gross domestic product, ending a two year decline. The results of the valuation indicated the fair value of our common stock to be $2.30 per share as of December 31, 2010. The valuation used an equal weighting of the market comparable method and the income approach. The discount rate applied to our cash flows was 42.5% and our enterprise value reflected a non-marketability discount of 11%. A marketability discount was applied to reflect the fact that private company common stock is not directly comparable to the value of publicly traded shares due to the fact that stockholders of private company common stock do not have access to the same type of trading markets that stockholders of publicly traded companies possess. Based on the factors noted above and the valuation, the board of directors determined that the fair value of our common stock was $2.30 per share on that date and, we granted option awards in February 2011 with an exercise price of $2.30 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for option awards granted in February 2011 to be at $2.30 per share.

June 2011

Our revenues for the three months ended March 31, 2011 increased as compared to our revenues for the three month period ended December 31, 2010. A valuation of the fair value of our common stock was performed in March 2011 using our updated forecasts. In addition to our updated forecasts, the valuation considered that the U.S. economy continued to recover and improve in early 2011. The valuation used an equal weighting of the market comparable method and the income approach. The discount rate applied to our cash flows was 40% and our enterprise value reflected a non-marketability discount of 12%. The valuation determined the fair value of our common stock to be $3.20 per share as of March 31, 2011.

During the spring and early summer of 2011, we were anticipating raising capital through the issuance of preferred stock, however because there was a significant amount of volatility in the U.S. economy and financial markets we did not proceed with an equity financing. This economic uncertainty also affected our ability to project future revenues and therefore we delayed obtaining a third-party valuation for several months. We granted option awards on June 3, 2011 and on June 28, 2011 with an exercise price of $3.20 per share based on the March 31, 2011 valuation.

For financial reporting purposes, we applied a straight-line calculation using the valuations of $3.20 per share as of March 31, 2011 and $3.70 per share as of August 12, 2011, the date at which our next valuation was performed, to determine, with the benefit of hindsight, the fair value of our common stock for option awards granted on June 3, 2011 and on June 28, 2011. We determined that the straight-line calculation would provide the most reasonable conclusion for the value of our common stock at these interim dates between valuations because there was no single event that occurred during this interim period that resulted in the increase in fair value but rather a series of events related to the company’s continued growth. These events included research and development efforts, executing 14 master services agreements with new customers and hiring 31 new employees primarily in the professional services, research and development, and sales and marketing organizations. Based on the straight-line calculation, we assessed the fair value of our common stock for option awards granted on June 3, 2011 and on June 28, 2011 to be $3.44 and $3.53, respectively.

July 2011

In July 2011, we granted option awards with an exercise price of $3.20 per share.

For financial reporting purposes, we applied a straight-line calculation using the valuations of $3.20 per share as of March 31, 2011 and $3.70 per share as of August 12, 2011 to determine, with the benefit of hindsight, the fair value of our common stock for option awards granted in July 2011. In July 2011, we were in the process of updating our financial forecasts and there was no single event identified during the interim period that resulted in the increase in fair value but rather a series of events related to our continued growth. These events included research and development efforts, executing three master services agreements with new customers and hiring 62 new employees, including 27 in research and development, 13 in sales and marketing, and 12 in professional services. Therefore, we determined that the straight-line calculation would provide the most reasonable conclusion for the value of our common stock at the July 2011 grant date. Based on the straight line calculation, we assessed the fair value of our common stock for option awards granted in July 2011 to be $3.59.

August 2011

Despite the concerns about the U.S. economy noted above, our revenues grew 22% for the three months ended July 31, 2011 as compared to the three months ended April 30, 2011 to $30.1 million. Based on this growth and our assessment of future growth potential, we increased our forecasted revenues for each of the three years ended December 31, 2013. In light of this performance and the fact that we had a large number of new hire stock option grants, we performed a valuation to assist our board of directors in its determination of the fair value of our common stock as of August 12, 2011. The valuation reflected an equal weighting of the market comparable method and the income approach. The discount rate applied to our cash flows was 37.5% and our enterprise value reflected a non-marketability discount of 10%. Based on the factors noted above and the valuation, the board of directors determined that the fair value of our common stock was $3.70 per share on that date and we granted option awards in August 2011 with an exercise price of $3.70 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for option awards granted in August 2011 to be $3.70 per share.

November 2011

In October 2011 we sold Series F preferred stock to a group of new investors. In view of this transaction, a valuation of our common stock was performed in October 2011 based on revised financial forecasts for each of the three years ended December 31, 2013. The valuation used an equal one third weighting of the prior sale of company stock method, market comparable method and the income approach. The prior sale of company stock method valuation considered the terms and rights of the Series F redeemable convertible preferred shares we issued in October 2011 at an issuance price of $13.26 along with earlier issuances of our preferred stock. The discount rate applied to our cash flows was 37.5% and our enterprise value reflected a non-marketability discount of 10%. Based on the factors noted above and the valuation, the board of directors determined that the fair value of our common stock was $4.25 per share on that date and we granted option awards in November 2011 with an exercise price of $4.25 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for option awards granted in those months to be $4.25 per share.

December 2011

In December 2011, we granted option awards with an exercise price of $4.25 per share.

For financial reporting purposes, we applied a straight-line calculation using the valuations of $4.25 per share as of October 13, 2011 and $4.90 per share as of December 31, 2011, the date at which our next valuation was performed, to determine, with the benefit of hindsight, the fair value of our common stock for option awards granted in December 2011. In December 2011 we were in the process of updating our financial forecasts and there was no single event identified during the interim period that resulted in the increase in fair value but rather a series of events related to our continued growth. These events included research and development efforts, executing 32 master services agreements with new customers and hiring 40 new employees, including 16 in sales and marketing, and 14 in research and development. Therefore, we determined that the straight-line calculation would provide the most reasonable conclusion for the value of our common stock at the December 2011 grant date. Based on the straight-line calculation, we assessed the fair value of our common stock for option awards granted in December 2011 to be $4.78.

January 2012

Revenues in the three months ended January 31, 2012 were $43.2 million, which was 18% higher than the revenues in the prior three months ended October 31, 2011 of $36.5 million. Based on this growth and our assessment of future growth potential, we increased our forecasted revenues for the next two years and a valuation was performed. The valuation used an equal one third weighting of the prior sale of company stock method, market comparable method and the income approach. The discount rate applied to our cash flows was 35% and our enterprise value reflected a non-marketability discount of 10%. The prior sale of company stock method valuation considered the terms and rights of the Series F redeemable convertible preferred shares we issued in October and December of 2011 at an issuance price of $13.26 along with earlier issuances of our preferred stock. Based on the factors noted above and the valuation, the board of directors determined that the fair value of our common stock was $4.90 per share on December 31, 2011 and we granted option awards in January 2012 with an exercise price of $4.90 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for option awards granted in January 2012 to be $4.90 per share.

February 2012

In February 2012, we granted option awards with an exercise price of $4.90 per share.

At the time of the grant, we did not have any updated operating results or forecasts as compared to the information utilized in the December 31, 2011 valuation of $4.90 per share. Therefore, we granted option awards in February 2012 with an exercise price of $4.90 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for option awards granted in February 2012 to be $4.90 per share.

May 2012

Revenues in the three months ended April 30, 2012 were $56.8 million, which was 31% higher than the revenues in the prior three months ended January 31, 2012 of $43.2 million. Based on this growth and our assessment of future growth potential, we increased our forecasted revenues for the current year and did not change our forecasted revenues for the next year. Using this and other information, a valuation was performed as of May 1, 2012. The valuation used an equal weighting of the market comparable method and the income approach. The discount rate applied to our cash flows was 32.5% and our enterprise value reflected a non-marketability discount of 10%. Based on the factors noted above and the valuation, the board of directors determined that the fair value of our common stock was $7.05 per share on that date and we granted option awards in May 2012 with an exercise price of $7.05 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for option awards granted in May 2012 to be $7.05 per share.

As more fully described in the “—Offering Price” sub-section below, we subsequently reassessed the fair value of our common stock as of May 1, 2012 for financial reporting purposes to be $12.80 per share.

July 2012

Based on the actual revenue recorded in May and June 2012, we revised our revenue forecast for the remainder of the current fiscal year and a valuation was performed as of June 30, 2012. The valuation utilized a two-thirds weighting of the market comparable method and a one-third weighting of the income approach. The calculated value of the market comparable method was higher than the calculated value of the income approach. Management believes the change in the weighting of the approaches as compared to previous valuations was appropriate as we believe the market comparability becomes more relevant as we move closer to a liquidity event. The discount rate applied to our cash flows was 30% and our enterprise value reflected a non-marketability discount of 6%. Based on the factors noted above and the valuation, the board of directors determined that the fair value of our common stock was $8.55 per share on that date. Accordingly, we granted option awards in July 2012 with an exercise price of $8.55 per share and similarly, for financial reporting purposes, determined the fair value of our common stock for option awards granted in July 2012 to be $8.55 per share.

As more fully described in the “—Offering Price” sub-section below, we subsequently reassessed the fair value of our common stock as of June 30, 2012 for financial reporting purposes to be $15.20 per share.

August, September and October 2012

On August 8, 2012, we granted option awards with an exercise price of $8.55 per share.

On August 28, 2012, September 8, 2012 and September 10, 2012, we granted option awards with an exercise price of $9.20 per share.

On September 27, 2012, we granted an option award with an exercise price of $22.50 per share.

On October 6, 2012, we granted option awards with an exercise price of $22.50 per share.

We had a valuation performed as of July 31, 2012, which was finalized in late August 2012. As a result, it was not utilized for the August 8, 2012 grant. The valuation utilized a two-thirds weighting of the market comparable method and a one-third weighting of the income approach. The discount rate applied to our cash flows was 30% and our enterprise value reflected a non-marketability discount of 5%. Based on the factors noted above and the valuation, the board of directors determined that the fair value of our common stock was $9.20 per share on that date.

As more fully described in the “—Offering Price” sub-section below, we subsequently reassessed the fair value of our common stock as of July 31, 2012 for financial reporting purposes to be $17.90 per share. Although we previously had used the June 30, 2012 valuation to value the August 8, 2012 grants as the July 31, 2012 valuation had not yet been received, we determined to use the reassessed July 31, 2012 valuation to value the August 8, 2012 grants for financial reporting purposes as it is now closer to a date for which re-assessed fair value has been determined.

Offering Price

In late September 2012, in consultation with the underwriters, we determined the anticipated initial public offering price range to be $21.00 to $24.00 per share. Subsequently, after a series of meetings with potential investors that took place between October 1 and October 8, the pricing committee of our board of directors met with our managing underwriters and members of senior management and determined that, as a result of the level of interest in our proposed offering from potential investors, we should increase the anticipated initial public offering price range to $24.00 to $26.00 per share.

We believe the difference between the fair value of our common stock for the August and September 8 and 10, 2012 grants, as determined by our board of directors, and the midpoint of the initial public offering price range of $21.00 to $24.00 per share is a result of the following factors:

•

the price range necessarily assumed that the initial public offering has occurred and a public market for our common stock has been created, and therefore excludes any marketability or illiquidity discount for our common stock, which was appropriately taken into account in our board of directors’ fair value determinations;

•

differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with us compared to the valuation methodologies, assumptions and inputs used in the valuations considered by our board of directors; and

•

the consideration of our growth prospects and recent financial, trading and market statistics of a broader set of high-growth technology companies, discussed between us and the underwriters as compared to the more narrow prior analysis applied and comparable companies used by the board of directors. Overall, the additional companies considered by the underwriters have higher relative valuations than the comparable companies used in the previous valuation analysis.

In light of the significant differences between the fair value of our common stock for recent grants and the initial public offering price range, in order to determine the appropriate share-based compensation expense for equity awards subsequent to May 1, 2012, we have re-evaluated the assumptions used in our prior contemporaneous valuations that were used to assist the board of directors in its determination of the fair values for equity awards made in May and July of 2012. The reassessed common stock fair values were determined using the same valuation methodologies used previously, however, we revised the group of comparable companies in the market comparable approach as we have determined that it would be more appropriate to reflect the market multiples of high-growth technology companies. We also concluded that using only the future 12 months’ estimated revenue growth rates instead of the prior valuation approach that weighted future growth rates equally with trailing revenue growth rates would be more indicative of fair value given our categorization as a growth company and the proximity to our intended initial public offering. Additionally, we applied a 100% weighting to the market comparable method approach and did not use an income approach. Once we reached a reassessed fair value, we corroborated the results by considering two secondary sales of our securities that were completed in September 2012, in addition to the initial public offering price range.

As a consequence of the re-evaluation of the prior fair value determinations, we have determined that, in order to determine the appropriate share-based compensation expense, the reassessed fair values of our common stock as of May 1, 2012, June 30, 2012, and July 31, 2012 of $12.80, $15.20 and $17.90 per share, respectively, are a better estimate of fair value in relation to the initial public offering price range. Accordingly, we will record incremental share-based compensation expense of approximately $23.0 million over the vesting terms of these awards. We have concluded, however, that the effect of the adjustments for the six months ended July 31, 2012 is not material and we will therefore record an out-of period adjustment of $1.0 million in our quarter ending

October 31, 2012 to “catch-up” the amount of share-based compensation expense recognized for these awards to the portion of the awards that had vested as of July 31, 2012.

We expect to recognize total compensation expense of approximately $19.6 million, net of estimated forfeitures, for grants made subsequent to July 31, 2012 of which $2.2 million, $5.0 million, $3.8 million, $3.6 million, $3.3 million and $1.7 million is expected to be recognized during the fiscal years ending January 31, 2013, 2014, 2015, 2016, 2017 and 2018, respectively. In addition, our board of directors approved stock option grants covering 59,500 shares on October 11, 2012 with an exercise price of $28.00 per share. In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation and as we issue additional stock awards to continue to attract and retain employees.

Quantitative and Qualitative Disclosures About Market Risk

Foreign currency exchange risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro and British Pound Sterling. Due to the relative size of our international operations to date, our foreign currency exposure has been fairly limited and thus we have not instituted a hedging program. We expect our international operations to continue to grow in the near term and we are continually monitoring the foreign currency exposure to determine when we should begin a hedging program. The substantial majority of our agreements have been and we expect will continue to be denominated in U.S. dollars.

Interest rate sensitivity

We had cash, cash equivalents and marketable securities totaling $122.7 million as of July 31, 2012. This amount was invested primarily in U.S. agency obligations, commercial paper, municipal securities, corporate securities, certificates of deposit and money market funds. The cash, cash equivalents and short-term marketable securities are held for working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However because we classify our debt securities as “available for sale,” no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other-than-temporary. Our fixed-income portfolio is subject to interest rate risk.

We do not believe that an increase or decrease in interest rates of 100-basis points would have a material effect on our operating results or financial condition. Fluctuations in the value of our investment securities caused by a change in interest rates (gains or losses on the carrying value) are recorded in other comprehensive income, and are realized only if we sell the underlying securities.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-05, Comprehensive Income. The standard requires entities to have more detailed reporting of comprehensive income. The guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2011. Early adoption is permitted. The guidance should be applied retrospectively. We adopted this new guidance retrospectively on February 1, 2012.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement. The standard requires entities to change certain measurements and disclosures about fair value measurements. The amendments are effective during interim and annual periods beginning after December 15, 2011. We adopted this new guidance on February 1, 2012.

BUSINESS

Overview

Workday is a leading provider of enterprise cloud-based applications for human capital management (HCM), payroll, financial management, time tracking, procurement and employee expense management. We achieved this leadership position through our innovative and adaptable technology, focus on the consumer Internet experience and cloud delivery model. Further, we believe we are the only company to provide this complete set of unified cloud-based applications to enterprises. Our applications are designed for global enterprises to manage complex and dynamic operating environments. We provide our customers highly adaptable, accessible and reliable applications to manage critical business functions that enable them to optimize their financial and human capital resources.

Organizations today operate in environments that are highly complex and that are changing at an increasing rate. Managers and employees must quickly synthesize vast amounts of information and react to rapid changes in global business and regulatory environments. To be successful, they need highly functional and flexible software that enables informed decision-making about the enterprise-wide allocation of their resources. Additionally, given the increasing prominence of consumer-oriented Internet applications, managers and employees expect to interact with enterprise systems in an open, intuitive and collaborative way, including real-time access through a wide range of mobile and computing devices. We believe that legacy, on-premise enterprise systems make these interactions difficult, as their user interfaces are not intuitive and were not originally designed for mobility. Furthermore, legacy applications are often expensive to implement, maintain and upgrade. In the last few years, new technologies and approaches to deliver software have emerged to address these issues.

In response to these changes, Workday is leading the way in helping organizations to better manage their core enterprise resources, specifically their financial and human capital resources. We enable organizations to embrace changes in their operating environments through our rapid innovation cycle of frequent updates, which generally contain new functionality, support for new regulatory requirements, performance requirements and enhancement of the user experience. Our latest update is Workday 17, which provided more than 100 new features, and we currently provide a new update three times per year. By delivering our software as a cloud-based service, our customers operate on our latest version without the burden of large upgrade costs, while having the flexibility to configure our applications to meet their own requirements.

Our customers can operate with a more complete picture of their organization because our applications and embedded analytics capture the content and context of everyday business events, facilitating fast and informed decision-making from wherever they are working. Our applications are designed for the way people work today, in collaboration with each other from a wide variety of devices, empowering workers to make business decisions using real-time data. By providing an intuitive user experience, we enable effective management of resources by all members of an organization, minimizing reliance on specialist information technology (IT), human resources (HR) or finance employees. These professionals are therefore freed to focus on other strategic activities.

We deliver our cloud-based applications using an innovative technology foundation that leverages the most recent advances in cloud computing and data management. Our use of a multi-tenant architecture, object-oriented technology framework, in-memory data management and a mobile-centric approach allows us to deliver applications that are highly functional, flexible and fast. Our customers benefit from moving beyond the limitations associated with traditional on-premise software to highly configurable applications delivered over the Internet. This shift in approach substantially reduces the need for our customers to buy and support a broad range of IT infrastructure, and significantly reduces the cost and complexity relative to implementations and upgrades of on-premise software.

We have achieved significant growth and global scale in a relatively short period of time. Currently, we have more than 350 customers, including large, global companies such as Aviva International Holdings Ltd., AIG, Inc., Flextronics International, Four Seasons Hotels, Georgetown University, Kimberly-Clark Corporation and Lenovo. Our largest deployment to date is to an organization with a global workforce of over 200,000 people, and our applications are available in 21 different languages.

Our company was founded in 2005, and currently we have more than 1,550 employees. We recently changed our fiscal year end from December 31 to January 31. For our fiscal years ended December 31, 2009, December 31, 2010 and January 31, 2012, our revenues were $25.2 million, $68.1 million, and $134.4 million, respectively, representing year-over-year growth in revenues of 170% and 98% for our two most recent fiscal years. We incurred net losses of $49.9 million, $56.2 million and $79.6 million for the fiscal years ended December 31, 2009, December 31, 2010 and January 31, 2012, respectively.

Industry Background

The Market for Enterprise Resource Management Software is Large and Highly Strategic

According to International Data Corporation (IDC), the global market for enterprise resource management (ERM) software applications totaled $39 billion in 2011.3 ERM software provides critical system-of-record data to enterprises and includes applications for financial accounting, HCM, procurement, financial performance management, order management, payroll accounting and enterprise asset management. The size and importance of this market is driven by the fact that financial accounting and human capital management are central to the successful management of organizations, and HCM and financial management applications often constitute their most important software purchasing decisions. Further, enterprises have deployed software, such as sales, marketing, customer support and supply chain applications that integrate with, and leverage data captured by ERM solutions. In aggregate, IDC projected that the global market for enterprise software applications was $103 billion in 2011.4

Changes in the Business Environment, User Expectations and Technology are Driving a Disruptive Re-Platforming of the Enterprise Applications Market

Organizations operate in an increasingly fast-paced, complex and global environment. Managers and employees are expected to quickly synthesize, analyze and act on large amounts of information to enable their organizations to compete effectively in the global marketplace. Providing the tools that enable fast and accurate decision-making through real-time and reliable business information is critical to the long-term success of most organizations. Additionally, the number of regulatory and compliance environments worldwide, and the frequency with which rules and regulations change, further complicate today’s competitive environment. As a result, enterprises now require flexible and easy-to-use applications that can quickly adapt to their evolving requirements.

With the widespread adoption and use of consumer-oriented Internet applications such as Facebook, LinkedIn and Amazon, and consumer-oriented mobile devices such as smartphones and tablets, today’s generation of workers expects their organizations to embrace more accessible, intuitive and collaborative business applications. Using a wide range of devices, users expect immediate and secure access to their enterprises’ critical business information. By providing synchronized data and embedded analytics through a variety of devices in real-time, enterprises can improve their workforce productivity by facilitating collaboration and decision-making closer to the operational problem being solved.

Fundamental advances in technology architectures are enabling a new and disruptive generation of software to be delivered to enterprises. Significant and rapid improvements in the performance, affordability and reliability of network bandwidth, computing power and data storage capabilities have supported the rise of cloud computing that enables the delivery of software-as-a-service (SaaS). Today, mission critical applications can be delivered reliably, securely and cost-effectively to customers over the Internet without the need to purchase supporting hardware and software. As a result of the compelling economics, functionality and flexibility provided by SaaS applications, the annual growth rate of the SaaS market is expected to be significantly greater than the broader software market. IDC estimates that the SaaS market will grow at a compound annual growth rate of 24%, from $23 billion in 2011 to $67 billion in 2016.5

[3]	See (1) in “Industry and Market Data.”
[4]	See (2) in “Industry and Market Data.”
[5]	See (4) in “Industry and Market Data.”

Legacy Enterprise Applications Provide Limited Business Context, and can be Inflexible and Expensive to Implement and Maintain

Many of the ERM applications deployed today are based on business processes and software architectures that were originally designed in the 1980s and 1990s. More specifically, these legacy ERM applications were built primarily to automate and manage business processes focused on the basic requirements of HR, accounting and inventory management. These legacy applications were not designed to capture the full range of contextual data related to transactions and business events that now exists in most enterprises.

Enterprises have historically deployed separate business intelligence software for reporting and analytics to achieve business insights. Transferring data from applications to standalone business intelligence software is expensive and time-consuming, and causes data to become outdated and unsynchronized with the core system of record that captured the transactions. Because this software is separate from the applications that capture the underlying data, users must learn multiple systems with different user experiences. This decreases the ability of users to learn and use the tools that are intended to help them manage more effectively.

Legacy ERM applications are typically based on rigid relational databases with limited capacity to adapt to evolving business requirements. Upgrade cycles of three to five years are not uncommon, making it difficult for enterprises to respond quickly to changes in their competitive and regulatory environments, and often result in outdated versions of applications running across different departments or geographies within organizations. In addition, these legacy applications typically have user interfaces that pre-date the consumer Internet, involve lengthy upgrade processes, and require specialist knowledge and training to utilize the software’s full functionality.

The majority of legacy software has been deployed on-premise, requiring substantial investments in IT infrastructure in order to implement, upgrade and maintain this software. Enterprises often choose not to deploy software or delay upgrades to newer versions due to concerns relating to the substantial costs, lengthy implementation and customization cycles, potential business disruptions and lack of compelling business value.

We believe that historically, the average lifespan of a legacy ERM application has been approximately 10-15 years. The last major modernization cycle occurred more than a decade ago, before the “Year 2000” refresh of many enterprise applications. Over the next several years we anticipate the demand for new cloud-based ERM applications to increase substantially, particularly those that are highly functional, flexible, affordable and easy to use.

The Workday Solution

We offer cloud-based applications for HCM (including human resources, benefits and talent management), payroll, financial management, time tracking, procurement and employee expense management. Our applications deliver the core functions required to effectively manage both the human capital and financial resources of an organization, where a reliable global system of record is critical. We have designed our applications for the way people work today, enabling workers to interact, collaborate and make business decisions using accurate data from a wide variety of devices, in real-time and on a global basis. Our innovative technology foundation enables our customers to embrace the rapid pace of change in their business, operate with a more complete picture of their business and provide a modern and intuitive user experience, while substantially reducing the cost of their IT operations. We also bring to our customers substantial domain expertise in the areas of global human resources, payroll and financial accounting that are reflected in our unified, global architecture.

The following graphic depicts our unified, global cloud-based solution and our adaptive technology foundation:

Substantial Business Benefits

Embracing Change. Our suite of cloud-based applications is designed for leading global enterprises seeking highly flexible software that allows them to embrace changes in their operating and regulatory environments. Our rapid innovation cycle and regular deployment of the latest capabilities to our customers ensures that users are always able to use the latest version of our software, which we currently update three times per year. This allows our customers to benefit from our global domain expertise in providing applications that facilitate HR, payroll and financial compliance. As a result, our applications provide our customers with flexible solutions that can free them from the lengthy and costly upgrades associated with legacy, on-premise ERM systems.

Our global, unified system of record allows individual customers to configure and adapt our applications to meet their specific requirements, without compromising our ability to upgrade them to the latest release. For example, our users can quickly and easily change the business processes that underlie their Workday applications, and can also increase the number of users in response to the organic growth of their business, acquisitions or different operating conditions.

Operating with the Complete Picture. Our applications provide our customers with significant visibility into their operations and enable real-time operational and financial insights. While, our applications provide requisite administrative and compliance capabilities, our applications are also designed to capture both the content and context of everyday business events without the technical complexity and rigidity associated with traditional relational databases. We integrate this rich source of business information with real-time analytics into the core functionality of our applications to enable better and faster decision-making. Our customers do not need to install separate, third-party analytics software to generate reports or gain insights. They are instead able to rely on our native analytics, increasing the speed and agility with which they can manage their operations.

Consumer Internet Experience. Our applications enable user experiences similar to those of leading consumer Internet sites. We design the user interface to follow business users’ actions and align our applications with the way users naturally think and act. Our focus on an intuitive and simple user experience enables the adoption of our applications by even novice users with minimal training. Our applications are designed for use by the entire workforce, including senior managers and non-HR and finance employees. This focus enables our customers to generate higher productivity and better business results through broad access to better, timely and more reliable information.

With the proliferation of smart mobile devices, many users now seek to access enterprise systems in a variety of different work environments, which we refer to as natural workspaces. Our applications are accessible through all connected mobile devices, as well as natively on iOS-based devices. User security policies applied to desktop access also apply to mobile access, enabling a high degree of security regardless of device.

Optimizing IT Resources. Our cloud-based model can result in significantly lower total costs when compared to legacy ERM software. With all of our customers operating on the same version of our software, our applications eliminate customized code and allow us to make regular updates with minimal disruption. Additionally, users only require an Internet connection to access our applications; we provide the underlying IT infrastructure. As a result, our customers do not need to buy, install and maintain the complex IT infrastructure required to operate on-premise systems. Even though we deliver new features on a frequent basis, our customers control their rate of adoption of new features through configuration, without the need for significant investments in IT resources. By replacing their legacy on-premise systems with our cloud-based applications, our customers can re-allocate IT resources to other strategic activities. This shift in the delivery model significantly reduces costs for our customers while allowing them to take advantage of the speed of innovation.

Innovative, Highly Adaptive Technology Foundation

In order to provide our customers with these substantial business benefits, our applications are purpose-built from the ground up on an innovative and highly adaptive foundation of modern technologies. We have built a unified suite of applications to enable our customers to manage their most critical human capital and financial resources. All of our customers are on the same version of our software. When we make an improvement to our applications to help a customer, all other customers can benefit from that change as well. We call this the Power of One. Although our applications are configurable to meet the individual business needs of an organization or even a department, every customer has the same basic foundation. Since all users share a common system, innovations can be proliferated quickly. Our most recent version is Workday 17, which provided more than 100 new features, and we currently provide updates three times per year. This update cycle places our customers on a different cost and innovation curve compared to legacy ERM systems.

Our foundational technologies include:

Multi-Tenant Architecture. Our multi-tenant architecture enables multiple customers to be on the same version of our applications while securely partitioning their respective application data. Because a single version of our applications is developed, supported and deployed across all customers (unlike off-site hosting models), as updates occur, all customers move to the updated version. Further, customers utilize our IT resources and operational infrastructure, significantly reducing the costs of implementation, upgrades and support. Because multi-tenancy ensures that all of our customers are on the same version, we can focus on ongoing innovation rather than maintaining multiple versions of our applications and a broad matrix of supporting infrastructure.

Object-Oriented Technology Framework. Our applications use objects to represent real-world entities such as employees, benefits, budgets, charts of accounts, and organizations. Our applications combine business logic and data in one place, compared to legacy systems which separate business logic from data that is mapped to a rigid and complex relational database structure. Using objects to model attributes and relationships increases our pace of innovation, creates actionable analytics that are a part of our core transactional systems of record, and makes the system more easily adaptable to change.

In-Memory Data Management. Our use of in-memory processing brings data physically closer to the central processing units and into main memory, eliminating the need to run a disk-seek operation each time a data look-up is performed. This allows for rapid and efficient delivery of embedded business intelligence to facilitate actionable analytics and reporting. By contrast, relational databases are more difficult to decipher, complex to manage, inflexible in the face of business change and expensive to operate.

Consumer User Interface (UI). One of the founding principles of Workday was to deliver a consumer Internet-style user experience to our customers. We strive to build applications that are elegant and simple, taking cues from the best consumer mobile and web applications, in contrast to typical business applications. We made an early architectural decision to separate the application logic from the user interface. Our flexible and modern UI platform that allows us to quickly embrace new UI technologies without needing to rewrite the underlying application logic. Currently, we support all major browsers, run natively on Apple iOS with applications specifically designed for the iPad and iPhone, and support other mobile platforms such as Android, Windows Mobile and Symbian through our HTML5 client.

Configurable Processes. We offer a broad set of tools for configuring, managing, monitoring, and optimizing the business processes that organizations rely on to manage their business. These tools enable our customers to configure their applications while keeping them on the same version as all other customers. We include over 270 pre-defined business process definitions to help accelerate deployments and provide a starting point for additional configuration. In addition, we plan to develop the capability for customers to add new data fields and functions. As with our configurability tools, we intend to design these extensibility features in a manner that will not compromise our ability to keep all customers on the same version.

Web Services-based Integration Platform. Integration with other enterprise applications is a fundamental design criterion for our applications. By offering an enterprise-class integration platform and toolset at no additional cost, we relieve customers of many of the burdens associated with legacy systems integration and greatly reduce the risk of implementation failures or delays. In addition to open, standards-based web services application programming interfaces (web service APIs), we build, support and maintain a growing portfolio of pre-built, packaged integrations and connectors called Integration Cloud Connect.

Security and Audit. We endeavor to adhere to the highest security standards. We voluntarily obtain third party examinations relating to security and data privacy. From the physical security of our data center operations, to network and application level-security, to safeguarding our customers’ sensitive data, we believe we provide best-in-class infrastructure, policies and procedures. We deliver configurable, user-level access control policies as well as a comprehensive, always-on auditing service that captures and documents changes to both data elements and business processes.

Our Strategy for Growth

Our strategy for growth reflects our mission to build the next generation of business enterprise software delivered as a service. Key elements of our strategy include:

Expand our Customer Base. We believe that our application suite and enterprise cloud business model can provide significant value to tens of thousands of enterprises globally. We also believe that there is a substantial opportunity for us to continue to increase the size of our enterprise customer base across a broad range of industries, given the relatively high level of business process commonality for the applications we provide. Due to the age and inherent limitations of legacy software applications, as well as continuous changes in regulatory and compliance requirements, we expect there to be a wave of pending upgrade cycles of legacy HCM, payroll, financial management, time tracking, procurement, and employee expense management applications over the next few years. We will continue to invest aggressively in our direct and indirect sales and marketing capabilities to continue to acquire new customers.

Maintain our Innovation Leadership by Strengthening and Extending our Suite of Applications. Our customers’ ability to deploy new applications and new application functionality rapidly and cost-effectively has been central to the results we have achieved to date. We intend to continue extending the functionality and range of our applications in the future. In the near-term, we expect that our research and development investments will continue to be highly focused on our financial management application. Over the longer-term, we intend to increase our investment in the development of new applications that address additional market opportunities, including analytics applications and other applications designed for specific industry and functional vertical applications. By collaborating with our customers and implementation partners in these efforts, we intend to enable our customers to increase their performance capabilities through rapid and cost-effective deployments of our applications.

Expand Internationally. We believe that there is a significant opportunity for our cloud-based applications outside of the United States. Given our modern cloud-based architecture, our knowledge of global requirements, and the highly scalable nature of our applications, we believe our applications are particularly well suited to large, dynamic enterprises with complex, global operations. Given the cost-effectiveness of our applications, they are also well suited to organizations with operations in emerging markets that have not previously been able to justify significant investments in ERM software. We currently have a direct sales presence in seven countries outside the United States, despite having authorized users worldwide. We plan to expand our sales capability internationally by expanding our direct sales force and by collaborating with strategic partners around the world. We have recently opened sales offices in London and Hong Kong, and intend to focus our international efforts on Northern Europe and South Asia in the near term.

Deepen our Relationship with our Existing Customer Base. Our focus on customer success is an integral part of our core values. Very simply, we believe that our customers will increase their usage of existing applications and increase the number of applications they choose to buy if they are satisfied with our applications and services. Our commitment to maintaining high customer satisfaction is reflected in our investment in the Workday Community, our online community for users, and the fact that customer satisfaction is an element of our executive and employee compensation models. As we extend and strengthen the functionality of our applications, we will continue to invest in initiatives to increase the depth of application adoption and maintain our high levels of customer satisfaction. We believe there is also a significant opportunity for us to extend the breadth of applications deployed by our existing customers, particularly our Financial Management application, which has been selected by approximately 10% of our customers to date.

Further Develop our Partner Ecosystem. We have established a strong set of relationships with other organizations in our partner ecosystem to deliver best-in-class applications to our customers. These technology and services partners enable us to increase the speed of deployment and functionality of our cloud-based applications and offer a wider range of integrated services to our customers. We intend to support our partners in the growth of their Workday practices, as well as increase the number of partners who work with our customers. We have established long-term, global partnerships with systems integrators such as Deloitte Consulting Services and Accenture, and with technology vendors such as Salesforce.com and Cornerstone OnDemand. We will also continue to invest in and support the growth of Workday’s integration platform that allows third parties and customers to integrate their Workday applications, technology partner applications and their own custom applications.

Leverage our Unique Culture. We believe that building and maintaining a remarkable culture benefits our customers and employees, who together form the Workday Community. Engaged and loyal employees provide high levels of customer satisfaction, leading to greater adoption of our applications and recommendations to potential customers. We believe that culture is the foundation for the successful execution of our strategy and, as a result, is a critical requirement for our growth agenda. Since 2008, more than 95% of customers that responded to our surveys have given us favorable ratings. Moreover, we have been named the best large company at which to work in the Bay Area by two major news organizations in the past two years. We believe that these honors demonstrate the loyalty of our customers and employees and that our culture is driving the behaviors that will help fuel our future growth.

The Workday Application Suite

Workday is a leading provider of enterprise cloud-based applications for human capital management, payroll, financial management, time tracking, procurement and employee expense management, as described below.

Workday HCM

Workday Human Capital Management (Workday HCM) is a leading enterprise-ready, unified human resources (HR) and talent management application, designed to help organize, staff, compensate and develop a globally distributed workforce. Workday HCM provides insight and analytics into workforce capabilities, capacities, cost and performance. In its 2012 Forrester Wave™6 research report, Forrester Research, Inc., or Forrester, evaluated solutions from nine human resources management system (HRMS) vendors across 69 criteria grouped into three high-level categories of current offering, strategy and market presence. Workday received the highest scores of the group in both the current offering and strategy categories.7

Workday HR Management functionality includes:

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Workday Lifecycle Management enables customers to strategically establish hiring, staffing, performance and compensation plans as well as manage their entire workforce (contingent/temporary and full-time) in one place.

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Workday Organization Management enables customers to analyze and model organizational structures, assign employees to multiple organizational types, and restructure organizations and reporting relationships as business needs evolve.

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Workday Compensation Management enables customers to design, manage and administer compensation programs to meet complex global rewards objectives and make better compensation decisions with contextual decision support.

•	Workday Absence Management enables customers to create and manage both accrued time off and leave-of-absence plans.

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Workday Benefits Administration gives customers the tools to define, manage and adjust benefits plans, costs, benefit eligibility rules, elections through open enrollment and concurrent changes in life events to meet their unique business requirements.

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Cloud Connect for Benefits provides a catalog of pre-built integrations that connect to third party benefits providers so that HR organizations can evaluate, select, and offer the most appropriate plans for their workforces.

Workday Talent Management functionality includes:

•	Workday Onboarding enables customers to welcome new and pre-hires, increase first day productivity and streamline administration process by eliminating paperwork to collect worker information.

•	Workday Goal Management enables customers to establish goals for teams and individuals, cascade company goals and assess and track goal completion and performance.

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Workday Performance Management enables customers to gain insight into the performance, skills, and development needs of their workforce. Customers can also configure the performance process by role or talent pool, identify and develop top talent, assess and act on development needs, engage multiple reviewers in the review process and solicit and provide feedback.

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Workday Succession Planning enables customers to anticipate and avoid gaps in the leadership pipeline, identify, compare and develop qualified successors across teams, organizations and borders, and monitor successor readiness and flight risk and the overall health of the succession pipeline.

•

Workday Career and Development Planning equips employees with engaging tools to build their talent profile and collaboratively create competency-based development plans with their managers. Managers can access tools to ensure that high-potential employees are meeting their development plans, initiate corrective actions and request feedback on employees.

[6]	See (5) in “Industry and Market Data.”
[7]	See (5) in “Industry and Market Data.”

Workday Payroll

Workday Payroll is a modern payroll application designed to address the full spectrum of enterprise payroll needs in the U.S. and Canada, and includes the control, accuracy and flexibility to support the unique needs of organizations. Workday Payroll allows customers to group employees, manage calculation rules and pay employees according to their organizational, policy and reporting needs. Workday Payroll is unified with Workday’s other applications using the same business process framework and core worker data including benefits, compensation, absences and other employee records. In this unified self-service application, employees can request time off, check online pay slips and make payment elections from the same system, using the same user interface.

Workday Payroll’s flexible and intuitive configuration capabilities permit users to define earnings and deductions using compensation elements and benefit plan costs captured by Workday HCM, create identifying eligibility criteria, secure worker data, and group employees into pay groups based on organizational needs and configure accumulations, balance periods and balances. Workday Payroll also includes built-in analytics to run reports and audits on payroll data.

In addition to Workday Payroll, Workday provides Cloud Connect for Third Party Payroll to enable customers to integrate Workday HCM to an existing third party payroll provider more easily.

Workday Financial Management

Workday Financial Management is a comprehensive, unified application built on a single, global core with a full range of financial capabilities, relevant analytics and metrics, and fully auditable process management built to help manage financial processes for global organizations. Workday Financial Management was introduced in 2007 and is designed to meet the demands of the rapidly changing business and regulatory landscape.

Workday’s accounting tools provide the core accounting functions of general ledger, accounts payable, and accounts receivable, along with tools to help organizations address their global accounting and reporting needs. It also provides management reporting and analysis in real time without the use of complex and expensive bolt-on data warehouses and business intelligence systems.

In addition, Workday Financial Management provides embedded Governance, Risk, and Compliance (GRC) capabilities that include controls at the transaction level to ensure proper security and controls, separation of duties, transparent business processes, and comprehensive auditing throughout the system. The application also includes accounting and management tools such as Workday Cash Management to help streamline inbound and outbound payment and receipt processes, while giving businesses greater control and visibility into their cash flow.

Workday Revenue Management helps organizations manage the entire contract-to-cash process, with automated and configurable processes for contract management, billing processes, revenue recognition and the ability to integrate with external Customer Relationship Management systems (including Salesforce.com), enabling a cross-functional view of customers. Workday Business Assets combines the traditionally separate domains of fixed assets and inventory with the ability to track and account for high-value, low-cost items that businesses now rely on such as laptops, mobile phones and security badges.

Workday Project and Work Management allows customers to plan work, staff work, track work, monitor costs and progress, and analyze work results. Utilizing the same core worker and talent profile data, users can model work areas such as application development, projects, campaigns and client service delivery, establish budgets, track progress using phases, tasks and milestones, and roll up multiple work areas under larger initiatives. Users can also search for talent based on specific criteria, view and compare worker experience and qualifications, and leverage worker profile data from Workday HCM to effectively staff projects. Workday Project and Work Management integrates with Microsoft Project, as well as other external project management tools.

Workday Time Tracking

Workday Time Tracking is unified with Workday Human Capital Management (HCM), Workday Payroll and Workday Financial Management and built on a global core. It is designed for organizations to collect, process, and distribute time data to manage time and labor for their global workforce, eliminating manual processes and streamlining time-consuming tasks. With a consumer-like user interface, Workday Time Tracking promotes user engagement with the workforce and approvers, enabling more accurate payroll and improved productivity.

Workday Procurement

Workday Procurement allows users to configure procurement business processes, effectively collaborate with and manage suppliers, create, submit and approve requisitions and purchase orders, manage contracts, and gain real-time visibility into spending with multi-dimensional reporting and analytics. From the requisition process all the way through to invoicing and payment, Workday Procurement supports and manages the information, policies and processes relating to the acquisition of goods, services and contingent labor for global organizations. In conjunction with Workday Employee Expense Management, Workday Procurement enables customers to gain unified workforce visibility including full-time and contingent workers, track costs by job profile, ensure alignment between the contingent workforce and strategic initiatives, and optimize tradeoffs between full-time and contingent workers globally.

Workday Employee Expense Management

Workday Employee Expense Management is a unified expense management system that automates configurable expense management business processes and leverages workers, roles, organizations and security policies from Workday HCM. Using Workday Employee Expense Management, customers can generate and approve expense reports, set spending authorizations and freezes, capture receipts with mobile devices, enable credit card transactions and obtain support for multi-currency transactions and VAT calculations. With Workday Employee Expense Management, customers can ensure proper spend controls and gain real-time visibility into employee spend with multi-dimensional reporting and analytics.

Customers

Currently, we have more than 350 customers of varying sizes, with a focus on larger, global organizations. We define a customer as a separate and distinct buying entity, such as a company, an educational or government institution, or a distinct business unit of a large corporation, that has entered into a master subscription agreement with us to access our services, including customers that have not yet deployed our applications. While a single customer may have multiple organizations, operating segments or locations, we only include the customer once for this metric. We exclude from our customer count small- to medium-sized business customers who have contracted for our subscription services through our reseller partner.

Our current customer base spans numerous industry categories, including technology, financial services, business services, healthcare and life sciences, manufacturing and consumer and retail. No individual customer represented more than 5% of our revenues in the year ended January 31, 2012.

The following table shows a representative list of our largest customers by industry category:

Technology: Applied Materials, Inc. CAE, Inc. Lenovo Symantec Corporation VMware, Inc.	Financial Services: Aviva International Holdings Ltd. AIG, Inc. Direct Line Insurance Group plc Manulife Financial Sun Life Financial	Business Services: AAA Northern California, Nevada & Utah Bristow Group Inc. Equifax Inc. Kuoni Group Ramboll Group A/S
Healthcare and Life Sciences: Cardinal Health, Inc. (OH) CareFusion Corporation DaVita, Inc. Kinetic Concepts, Inc. Watson Pharmaceuticals, Inc.	Manufacturing: Flextronics International* Huntsman Corporation Mohawk Industries, Inc. Tyco International Ltd. Valspar Corporation	Consumer and Retail: Chiquita Brands International, Inc. Four Seasons Hotels Kimberly-Clark Corporation Life Time Fitness, Inc. Shoppers Drug Mart, Inc.

*	The Chief Executive Officer of Flextronics is a member of our board of directors. See “Management” and “Certain Relationships and Related Party Transactions.”

In addition, we have recently expanded our sales and marketing efforts to engage with customers in the education and government category. We have signed contracts and deployed or are in the process of deploying our applications to the following customers in this category:

Education and Government:

Academy of Art University

Brown University

Cornell University

Georgetown University

New York University

State of Nebraska

University of Southern California

Customer Case Studies

The following are representative examples of how some of our customers have benefited from typical deployments of our applications:

Salesforce.com, Inc.

Situation: Salesforce.com was looking to replace its HR system of record to better support the requirements of its fast-growing global operations. While features such as international addresses and tracking of multiple currencies were key requirements, the company also wanted to ensure that the system was easy to use for its quickly expanding workforce to use in order to drive productivity.

Solution and benefits: Salesforce.com selected Workday Human Capital Management as a system that offered global functionality, could integrate with several existing applications and automate processes, and which also aligned with its own Cloud Computing vision. Workday HCM was first provided to Salesforce.com in July 2007. Salesforce.com reported the following benefits:

•	Greater efficiency through automated transactions and less data entry, reducing HR’s administrative workload and allowing the team to become more strategic

•	Easy-to-use interface that empowers managers and employees around the world, with the ability to scale quickly

•	Reduced time to produce reports from days to minutes, allowing executives to better plan for future growth

•	Global functionality that stores international addresses and tracks foreign currencies

Chiquita Brands

Situation: As operations expanded for Chiquita, a leading global marketer, producer and distributor of perishable food products, their three existing HR systems could no longer support their diverse, global enterprise. Chiquita had developed modern, flexible organizational structures to compete in different regions and markets around the world, but its aging systems could not accurately reflect those structures or HR processes. Access to HR and business information had become so challenging that the IT team was regularly on call to run basic reports and the HR organization had to use paper-based processes to work around system limitations. The IT organization also had to dedicate significant resources just to keep the three systems up and running.

Solution and benefits: Chiquita selected Workday Human Capital Management, Payroll and Procurement and Employee Expense Management to support its worldwide growth and reduce the burden on its IT department. We first provided Workday HCM and Payroll to Chiquita in August 2007 and Procurement and Employee Expense management in December 2009. Chiquita has deployed HCM and Payroll for 23,000 workers and is currently in the process of deploying Procurement and Employee Expense Management. Chiquita reported the following benefits:

•	An estimated 30% savings over five years compared with a traditional on-premise HR system and savings of $1-2 million a year in recruiting fees

•	Ability to re-allocate capital and re-deploy IT resources to other strategic projects

•	Elimination of dozens of manual, paper-based processes, transforming the HR organization into a strategic partner to the business and supporting corporate sustainability goals

•	A better understanding of labor costs, helping support strategic decisions on where to cost-effectively locate production and workers, saving hundreds of thousands of dollars per decision

Flextronics International

Situation: Flextronics, one of the world’s largest contract manufacturers, needed to efficiently manage and allocate its resources appropriately to better meet the demands of its fast-moving technology customers. After a 10-year cycle of acquisitions, the company was left with 80 different HR systems dispersed around the world. These disparate systems became costly to maintain, fragmented from an operations perspective, and were not scalable to meet the company’s changing business needs. Most importantly, the company did not have consistency or visibility into how it managed its workforce and culture.

Solution and benefits: Flextronics deployed Workday Human Capital Management for 200,000 workers as a single, global system of record that replaced its 80 disparate systems, aligned its worldwide HR organization and the company now has a more cohesive, strategic way to manage its large global workforce. We first provided Workday HCM to Flextronics in May 2008. Flextronics described the following benefits:

•	30% reduction in total cost of ownership compared to an on-premise solution

•	Deployment of the system one year ahead of schedule and below budget

•	Ability to provide global reporting that used to take weeks or months, in minutes or hours to support more informed decision making

•	Workday data that the company can leverage to understand average labor rates and analyze cost structures, aiding critical decisions on global investment and workforce deployment across geographies

Aviva International Holdings, Inc.

Situation: Aviva, a London-based global insurance company, needed a system to support its strategy to operate as a single, global organization with the ability to respond rapidly to customer needs. Aviva had grown through acquisitions, and was left with more than 74 different HR systems across its operations in the Asia Pacific region, Europe and North America.

Solution and benefits: Aviva is in the process of a phased deployment of Workday Human Capital Management for 34,500 employees in 12 markets across the globe. Workday HCM, first provided in July 2009, is replacing legacy systems as the single, global system-of-record. Aviva reported the following benefits:

•	Increased transparency and control of the organization, enabling deeper management visibility and higher levels of vacancy management and contingent worker control compared to its previous system

•	Lower total cost of ownership for its core HR system of record compared with other solutions

•	A leaner HR system support function without the legacy expense of time-consuming upgrades

•

Higher levels of user adoption from a more intuitive and simpler to use self-service model that gives employees control over their personal information and enables them to do their jobs more effectively

Four Seasons

Situation: Four Seasons had many disparate HR point solutions that made it difficult to keep track of its workforce. The company lacked visibility into its global employee population, and reporting was very difficult. These information gaps were becoming major barriers as Four Seasons made plans to expand. With 55 hotels in development, the company needed to know what its critical workforce needs would be in the future and what preparations needed to be made now.

Solution and benefits: Four Seasons selected Workday Human Capital Management, first provided in January 2011, to enable it to better manage its community of global employees. Workday’s cloud-based technology provides enterprise-class operations without the weight of an on-premise solution, helping liberate IT from customization projects. Four Seasons reported the following benefits:

•	Unified human resources management and talent management that allows Four Seasons to improve its planning processes

•	Workday for iPad provides accessibility into the system for executives on the move

•	Reduction in employee administrative burdens, allowing them to do their jobs and represent the organization more effectively

•	Empowerment of employees and managers to be more effective decision makers

•	Compelling user experience that helps attract and retain employees, which is a competitive advantage

•	Global system that helps manage international operations

Brown University

Situation: Brown University, the seventh oldest college in the country, had mainframe-based Human Resources, Payroll and Financial systems that lacked the functionality of modern systems. These systems fell short in meeting needs and goals for attracting, managing, and retaining Brown’s workforce, and for aligning and tracking spending to university objectives and goals. It was challenging to work without good data and without easy access to user-friendly systems to support key functions in HR and Finance.

Solution and benefits: Brown University selected Workday Human Capital Management, Payroll, Financial Management, Expenses and Procurement, and to date has deployed the HCM and Payroll applications. We first provided these services to Brown University in March 2011. Workday’s lower-cost, subscription-based SaaS delivery model played a significant part in Brown’s decision to choose Workday over other solutions that required high up-front licensing fees, substantial maintenance costs, and more resources to manage and maintain. Brown reported the following benefits:

•	Increased ability to share information across departments, improving the speed, efficiency and accuracy of business processes and employee interactions

•	Increased employee engagement through use of the self-service system and decreased reliance on burdensome, paper-based systems

•	Better-informed management decisions about hiring and reallocations, succession planning and employee career development due to increased visibility of employee information

•	Ability to access the system from a mobile device or computer outside the university

•	Replacement of disparate computer and paper-based payroll processes and significant reduction in related manual work

Netflix, Inc.

Situation: Netflix, the world’s leading Internet subscription service for movies and TV programs, needed to update their HR and financial management infrastructure to support their growing employee base and provide relevant data for executive decision-making. Due to its rapid growth, the company’s internally built systems and manual processes could no longer support the needs of a diversifying, public company.

Solution and benefits: Netflix selected Workday Human Capital Management, first provided in March 2011, and then expanded the scope of services to include Employee Expense Management and ultimately Financial Management and Procurement, first provided in March 2012, based on usability, architecture, integration ability, and their belief in Workday as a partner. Workday is viewed as a solution to replace multiple on-premise applications rather than face complex and costly upgrades. Netflix described the following benefits:

•	A unified and intuitive system that employees love using

•	Financial processes that will be handled in a single system to increase efficiencies, provide better controls, and avoid the cost of additional staff that would have otherwise been required

•	Configurability of business processes to fit with the company’s culture rather than having to force users through rigid processes with limited business value

•	Access to enterprise-class integration capabilities

TripAdvisor

Situation: The world’s largest online travel company was spinning off from its parent company and needed new systems to manage its human resources and payroll implemented by a hard deadline. As a public company, TripAdvisor was also seeking to migrate its accounting platform to a new accounting system that provided the company the ability to expand its accounting capabilities as its business grows while providing the necessary accounting controls needed for compliance with the Sarbanes-Oxley Act.

Solution and benefits: The company selected Workday Human Capital Management, Financial Management, Payroll, Procurement and Expenses deployed for 1,275 workers, as a unified platform to meet its business needs. We first provided Workday HCM and Payroll to TripAdvisor in July 2011 and Financial Management, Procurement and Expenses in August 2011. The flexible deployment method enabled the company to meet its tight deployment schedule. Workday was also an attractive solution due to alignment between the two companies’ innovative cultures. TripAdvisor described the following benefits:

•	More intuitive, easy to use interface

•	Flexible business process framework that allows creation of processes and controls relevant and necessary to the business instead of a pre-configured, inflexible environment

•	Unified platform and easier reporting provides management with business insights essential to managing a growing, fast-paced enterprise without having to rely on IT

•	Worktags and a simplified chart of accounts provide flexibility to support the business as it grows instead of locking it into a configuration that is difficult to change

Customer Service

We have built a company culture centered around our customers’ success and satisfaction. We have developed several programs designed to provide customers with service options to enhance their experience with our applications. These services include support, training, consulting, Customer Success Management, and an online community.

Support

We offer support from our offices in Pleasanton, California and Dublin, Ireland to enable customers to maximize the return on their investment in Workday applications. We also provide 24x7 support around the world through our online case management system. The support team regularly reviews issues with our quality assurance organization and development teams in order to continuously improve our applications. Our support team also works closely with our updates team to create the best possible experience for customers as they move from one version of our applications to the next version. Customer support is included within a standard subscription.

Training

We provide several options for customers to increase their level of knowledge about our applications through our training organization, which offers classroom training, virtual classroom training and on-demand training. Classroom training offers customers the opportunity to visit one of our training facilities for one or more days of hands-on, instructor-led courses. Virtual classroom training is also delivered by an instructor, but students attend the training on-line from a remote location rather than being present at a Workday training facility. On-demand training offers customers the opportunity to learn about Workday via pre-recorded training segments which they can view at any time online. Most Workday training courses are fee-based and most customers choose to enroll in classes.

Consulting

We have developed a team of consultants to assist customers in the deployment of our applications. In order to provide additional options to our customers, we have a network of third party professional services organizations. We refer to this network as our professional services ecosystem. The ecosystem consists of our Workday consulting teams, boutique professional services firms, and large system integrators. Resources within this ecosystem are trained on our applications and are encouraged to follow our methodologies. Typical professional service engagements vary in length from a few weeks to several months depending on the size and scope of the engagement and are fee-based. As our subscriptions have grown, the proportion of professional services provided by third parties has increased. Many of our ecosystem partners offer services beyond Workday deployments such as the development of shared service centers or substantial organizational change management. Our professional services consulting teams routinely collaborate with our ecosystem partners.

Customer Success Management

We have created a Customer Success Management group to assist customers throughout the deployment and production lifecycle. The Customer Success Management organization provides programs available to all customers as part of their standard Workday subscription as well as other service offerings. We endeavor to maintain relationships with individuals throughout our customers’ organizations. In addition to executive advisory council meetings, we hold an annual conference, Workday Rising, bringing our customers, partners, and employees together to learn, collaborate, and celebrate our collective accomplishments. It is our largest educational event of the year, and features a variety of prominent keynote and customer speakers, panelists and presentations. Attendees also gain insight into our recent application releases and enhancements and participate in interactive sessions that give them the opportunity to express opinions on new features and functionality.

Workday Community

As a complement to our people-based services, we have created an online community available to all of our customers, simply called the Workday Community. The primary function of the Workday Community is to facilitate collaboration between all customers and the Workday application development teams. As a result of our multi-tenant cloud model, all customers are on the same version of Workday so these enterprises can choose to share information with each other to an extent not seen with legacy ERP applications. By actively supporting and soliciting input from the Workday Community, we have created a valuable feedback loop through which our application development teams gain insights about new features and functions that guide our future application development efforts. In addition, through our established user groups, our customers can gain deeper insight into our application roadmap. We also actively support the sharing of best practices and information across our community by providing collaboration and communication tools such as a shared library of development tools and templates, discussion forums and blogs written by our application and customer service experts. With all of the community’s resources and conversations focused on a single version of our software, any enhancements developed can benefit the entire community.

Employees and Culture

A focus on employees is one of our core values, and our strong and valued company culture has evolved from a mix of planned programs and grassroots efforts that foster a fun and satisfying workplace. Regular and candid communications are a vital element in building a cohesive employee community, so the company receives a weekly executive update e-mail. Our employees are also empowered to suggest and coordinate culture-building activities including our Development “Geekfests.” In addition, we have dedicated an Employee Programs team to organize company events.

Our culture promotes an environment where our employees trust one another, make business decisions with integrity and humility in mind, communicate openly and honestly, embrace teamwork and collaboration, strive for balance, and enjoy their days at work. In 2012, Workday was named the “#1 Top Workplace in the Bay Area” and the “#1 Best Place to Work in the Bay Area” for large companies in two different media surveys.

Currently, Workday employs more than 1,550 people. We also engage temporary employees and consultants. None of our employees is represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be very good. Our future success will depend upon our ability to attract and retain qualified personnel. However, competition for qualified personnel remains intense, so we may not be successful in retaining our key employees or attracting skilled personnel.

Workday Foundation

In June 2012, we established the Workday Foundation as a non-profit organization, and in August 2012 we issued 500,000 shares of our common stock to it. Proposed programs of the Workday Foundation include grants, humanitarian relief, employee matching contributions, volunteerism, and social development projects. We believe that the Workday Foundation fosters employee morale, strengthens our community presence and provides increased brand visibility. We expect to incur a non-cash expense in the quarter ending October 31, 2012 equal to the fair value of the shares of our common stock issued to the Workday Foundation.

Sales and Marketing

We sell substantially all of our software applications through our direct sales organization. Our direct sales team is comprised of inside sales and field sales personnel who are organized by geography, account size, and application type.

We generate customer leads, accelerate sales opportunities and build brand awareness through our marketing programs and through our strategic relationships. Our marketing programs target finance and HR executives, technology professionals and senior business leaders. Our principal marketing programs include:

•	use of our website to provide application and company information, as well as learning opportunities for potential customers;

•	field marketing events for customers and prospects;

•	territory development representatives who respond to incoming leads to convert them into new sales opportunities;

•	participation in, and sponsorship of, user conferences, executive events, trade shows and industry events;

•	customer programs, including regional user group meetings and our online customer community;

•	integrated marketing campaigns, including direct e-mail, online web advertising, blogs and webinars;

•	public relations, analyst relations and social media initiatives;

•	cooperative marketing efforts with partners, including joint press announcements, joint trade show activities, channel marketing campaigns and joint seminars;

•	our annual conference, Workday Rising; and

•	sponsorships and participation in marketing programs.

Strategic Relationships

As a core part of our strategy, we have developed an ecosystem of partners to both broaden and complement our application offerings and to provide a broad array of services that lie outside of Workday’s areas of focus. These relationships include software and technology partners, consulting and implementation services providers, and business process outsourcing (BPO) partners, and enable Workday to address a broader set of problems for our customers while maintaining focus on executing against our strategy.

Salesforce.com. We believe that human capital management, financial management, and customer relationship management (CRM), represent the three major, global platforms pervasive across large organizations. In August 2011, we announced a strategic partnership with Salesforce.com to deliver packaged integrations between Workday’s HCM and Financial Management applications and Salesforce.com’s CRM, Force.com and Chatter offerings. This relationship does not include any revenue sharing arrangements.

Software and Technology Partners. To extend and enhance our applications and to take advantage of innovations in complementary markets, we work with leading and emerging technology vendors. Our strategy is to work closely with leaders in their respective spaces and innovative companies driving new value for customers. These alliances enable us and the third parties to create integrations between applications and technologies, delivering a higher level of value to customers. For example, in October 2011, we announced a partnership with Cornerstone OnDemand to enable integration between Workday HCM and Cornerstone OnDemand learning management applications. Similarly, we have relationships to enable integration of our applications with SaaS-based subscription billing solutions provider Zuora and business intelligence analytics provider Tidemark. These arrangements do not include any revenue sharing arrangements with the strategic partners.

Consulting and Implementation Partners. In order to offer the full breadth of implementation services, change management, and strategic consulting services to our customers, we work with leading global and boutique consulting firms. Our strategy is to enable the majority of our projects to be initiated by partners with additional application support from us. We work closely with global leaders such as Deloitte, Accenture, IBM, PWC, Towers Watson and WiPro, as well as with boutique service providers that focus primarily on delivering implementation services for our applications, like Appirio, DayNine, Omnipoint, and Collaborative Solutions.

Outsourcing and Service Bureau Providers. We work closely with providers of human resources, payroll, benefits administration, and overall business process outsourcing to integrate their services with our technology. Partners include Accenture, Aon Hewitt, Ceridian, Northgate Arinso, OneSource VHR (which is also our application reseller) and Safeguard International.

Technology Infrastructure and Operations

As an enterprise cloud company, we provide hardware and middleware, installation and maintenance, and ensure uptime for our customers. We host our applications and serve all of our customers from data centers located in Ashburn, Virginia; Lithia Springs, Georgia; Portland, Oregon; Dublin, Ireland; and Amsterdam, the Netherlands. Our data centers are designed to host mission-critical computer systems with fully redundant subsystems and compartmentalized security zones. While we procure and operate all infrastructure equipment delivering our applications, the data centers that we use are operated by third parties. We maintain a formal and comprehensive security program designed to ensure the security and integrity of customer data, protect against security threats or data breaches, and prevent unauthorized access to the data of our customers. We strictly regulate and limit all access to on-demand servers and networks at our production and remote backup facilities.

We apply a wide variety of strategies to achieve better than 99% uptime, excluding scheduled maintenance. We achieved 99.97% uptime over the last 12 months. Servers are diskless and boot from network storage, so we can quickly configure a new server to take any role. Systems are continually monitored for any signs of problems, and preemptive action is taken when necessary. Encrypted backup files are transmitted over secure connections to a redundant server storage device in a secondary data center. Our data center facilities employ advanced measures to ensure physical integrity, including redundant power and cooling systems, and advanced fire and flood prevention.

Our technology is based on a multi-tenant operating model that applies common, consistent management practices for all customers using the service. We utilize the Workday Object Management Server™ (OMS) to enable multiple customer tenants to share one version of our system while isolating each customer’s application data. We built our OMS on an open-source technology stack, using service-oriented architecture (SOA) principles. The technologies include the Linux operating system, MySQL database, Java and Apache Tomcat for the application server. We utilize commercially available hardware for its data center servers.

All users are authenticated, authorized and validated before they can access our system. Users must have a valid user ID and associated password to log on to our business services. Our configurable security model allows different groups of users to have different levels of access to the system. Security groups and policies are delivered or can be created based on a company’s unique access requirements. For Web services, we use WS-Security, an industry standard that addresses security when data is exchanged as part of a Web service. We require Secure Socket Layer version 3 (SSL 3) or Transport Layer Security (TLS), the successor to SSL, between the user’s browser and our servers to protect data during transfer.

Our applications are able to encrypt every attribute value of customer data before it is stored in the database, and each customer has a distinct encryption key. Data encryption is accomplished with a Data Encryption Key (DEK), which is itself encrypted. Because our applications are built on an object model, there are only a handful of tables and only one security model to maintain. All of the supporting database artifacts (the physical file on disk, transaction logs and backups) have only encrypted values in them. We rely on the Advanced Encryption Standard (AES) algorithm with a key size of 256 bits. The U.S. National Security Agency has authorized the use of AES with at least 192 bits for U.S. Government top secret information. An ancillary benefit to our approach is that data backups are automatically encrypted as well.

Compliance and Certifications

We voluntarily obtain third party security examinations relating to security and data privacy. Statement on Standards for Attestation Engagements (SSAE) No. 16, Reporting on Controls at a Service Organization, replaced SAS-70 Type II examinations as the authoritative standard for reporting on service organizations. Our SSAE examination is conducted every six months by an independent third party auditor, and addresses, among other areas, our physical and environmental safeguards for production data centers, data availability and integrity procedures, change management procedures and logical security procedures.

In September 2010, we obtained an examination based on ISO 27001 criteria, a security standard for Information Security Management Systems published by the International Organization for Standardization (ISO), covering our production, sandbox and implementation environments. This independent assessment of our conformity to the ISO 27001 standard includes assessing security risks, designing and implementing comprehensive security controls and adopting an information security management process to meet security needs on an ongoing basis. The certification is valid for three years, with surveillance audits taking place annually.

As a response to concerns about the adequacy of data privacy laws in the United States, the U.S. Department of Commerce, in consultation with the European Commission, developed a “Safe Harbor” framework. The European Commission has agreed to consider that a self-certifying company provides “adequate” data privacy protection, as required by the European Data Protection Directive. We self-certify to the Safe Harbor framework on an annual basis, making it easier for our customers based in Europe or with offices or employees in Europe to store their data with us.

Research and Development

Our ability to compete depends in large part on our continuous commitment to research and development and our ability to rapidly introduce new applications, technologies, features and functionality. Our research and development organization is responsible for the design, development, testing and certification of our applications. We focus our efforts on developing new applications and core technologies and further enhancing the usability, functionality, reliability, performance and flexibility of existing applications.

Research and development expenses were $30.0 million, $39.2 million, $62.0 million and $44.3 million for the years ended December 31, 2009, December 31, 2010, January 31, 2012 and the six months ended July 31, 2012, respectively.

Competition

The overall market for enterprise application software is rapidly evolving and highly competitive, and subject to changing technology, shifting customer needs and frequent introductions of new applications. We currently compete with large, well-established, enterprise application software vendors, such as Oracle Corporation and SAP AG. These two companies are expanding their traditional on-premise enterprise applications with cloud-based applications, either through acquisition or in-house development. Oracle

Corporation and SAP AG are established enterprise software companies that have greater name recognition, larger customer bases, much longer operating histories and significantly greater financial, technical, sales, marketing and other resources than we have and are able to provide comprehensive business applications that are broader in scope than our current suite of applications. We also face competition from other enterprise software vendors and from vendors of specific applications, some of which offer cloud-based solutions. These vendors include Lawson, which was acquired by an affiliate of Infor, The Ultimate Software Group, Inc. and Automated Data Processing. We also face competition from cloud-based vendors including: providers of applications for HCM and payroll services, such as Ceridian; providers of cloud-based expense management applications such as Concur Technologies, Inc.; and providers of financial management applications such as NetSuite, Inc. We may also face competition from a variety of vendors of cloud-based and on-premise software applications that address only a portion of one of our applications. In addition, other cloud companies that provide services in different markets may develop solutions in our target markets, and some potential customers may elect to develop their own internal solutions. However, the domain expertise that is required for a successful solution in the areas of HCM, payroll and financial management may inhibit new entrants that are unable to invest the necessary capital to accurately reflect global requirements and regulations. We expect continued consolidation in our industry that could lead to significantly increased competition.

We believe the principal competitive factors in our market include the following:

•	level of customer satisfaction;

•	ease of deployment and use of applications;

•	breadth and depth of application functionality;

•	total cost of ownership;

•	brand awareness and reputation;

•	modern and adaptive technology platform;

•	capability for customization, configurability, integration, security, scalability and reliability of applications;

•	ability to innovate and respond to customer needs rapidly;

•	domain expertise on HR, payroll and financial regulations;

•	size of customer base and level of user adoption; and

•	ability to integrate with legacy enterprise infrastructures and third-party applications.

We believe that we compete favorably on the basis of these factors. Our ability to remain competitive will largely depend on our ongoing performance in the areas of application development and customer support.

Intellectual Property

We rely on a combination of trade secrets, patents, copyrights and trademarks, as well as contractual protections, to establish and protect our intellectual property rights. As of September 30, 2012, we had six patents and 22 patent applications. We also have a number of registered and unregistered trademarks. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and control access to software, documentation and other proprietary information. Although we rely on intellectual property rights, including trade secrets, patents, copyrights and trademarks, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new modules, features and functionality, and frequent enhancements to our applications are more essential to establishing and maintaining our technology leadership position.

Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to copy or obtain and use our technology to develop applications with the same functionality as our application. Policing unauthorized use of our technology and intellectual property rights is difficult.

We expect that software and other applications in our industry may be subject to third-party infringement claims as the number of competitors grows and the functionality of applications in different industry segments overlaps. Any of these third parties might make a claim of infringement against us at any time.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees, we may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

Facilities

Our corporate headquarters, which includes our operations and research and development facilities, is located in Pleasanton, California, and consists of approximately 180,000 square feet of space under a lease that expires in 2015. We have an option to extend the lease for five years.

We also lease offices in Atlanta, Georgia; Chicago, Illinois; Dallas, Texas; Minneapolis, Minnesota; New York, New York; Philadelphia, Pennsylvania; Portland, Oregon; Salt Lake City, Utah; San Francisco, California; London, England; and Dublin, Ireland. We expect to expand our facilities capacity, including at our corporate headquarters and in certain field locations during the year ended January 31, 2013. We may further expand our facilities capacity beyond January 31, 2013 as our employee base grows. We believe that we will be able to obtain additional space on commercially reasonable terms.

MANAGEMENT

Executive Officers, Other Executive Management and Directors

The following table provides information regarding our executive officers, other executive management and directors as of September 28, 2012:

Name	Age	Position(s)

Executive Officers

David A. Duffield	72	Co-founder, co-Chief Executive Officer and Director

Aneel Bhusri	46	Chairman, co-founder and co-Chief Executive Officer

Mark S. Peek	54	Chief Financial Officer

Michael A. Stankey	54	President and Chief Operating Officer

James P. Shaughnessy	57	Vice President and General Counsel

Other Executive Management

James J. Bozzini	46	Senior Vice President of Operations and Services

Petros Dermetzis	50	Vice President of Development

Michael Frandsen	51	Vice President of Products

Debi Hirshlag	46	Vice President of Human Resources

Stan Swete	52	Chief Technology Officer

Non-Employee Directors

A. George (“Skip”) Battle(1),(2)	68	Director

Christa Davies(1)	41	Director

Michael M. McNamara(1),(3)	55	Director

Scott D. Sandell(2),(3)	48	Director

George J. Still, Jr.* (2),(3)	54	Director

*	Lead Independent Director.
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Governance Committee.

Executive Officers

David A. Duffield co-founded Workday in 2005 and is our co-Chief Executive Officer and a Director. In addition, Mr. Duffield has served as our Chairman from 2005 to January 2012, as our President from 2006 to January 2007, as our Chief Executive Officer from 2005 to September 2009, and as our co-Chief Executive Officer from September 2009 to the present. Prior to Workday, Mr. Duffield founded PeopleSoft, Inc. (PeopleSoft), a global enterprise software company, and served as the Chairman from its inception in 1987 until 2004, as Chief Executive Officer from 1987 to 1999 and in 2004, and as President from 1987 to 1999. Prior to PeopleSoft, Mr. Duffield was a founder, Chief Executive Officer and Chairman of Integral Systems, Inc., co-founded Information Associates, and worked at International Business Machines Corporation. Mr. Duffield received a B.S. in Electrical Engineering and an M.B.A. from Cornell University. Mr. Duffield brings to our board of directors decades of experience founding and leading high growth technology companies focused on human resources and financial applications, and his experience and familiarity with our business as a co-founder and co-Chief Executive Officer.

Aneel Bhusri co-founded Workday in 2005 and is our co-Chief Executive Officer and Chairman. Mr. Bhusri has served as a Director of Workday from 2005 to the present, as President from January 2007 to September 2009, as Co-Chief Executive Officer from September 2009 to the present, and as Chairman from January 2012 to the present. From 1993 to 2004, Mr. Bhusri held a number of senior management positions with PeopleSoft, including Senior Vice President, Product Strategy, Marketing and Business Development. From 1999 to 2002 and in 2004, Mr. Bhusri served as Vice Chairman of the board of directors at PeopleSoft. Mr. Bhusri has been a Partner at Greylock Partners, a Silicon Valley venture capital firm, since April 1999, and prior to that time, worked at Norwest Venture Partners and at Morgan Stanley. From 2002 to July 2009, Mr. Bhusri was a director of Data Domain, Inc., a storage solution and networking company where he held the position of Chairman from March 2007 to July 2009. He also serves as a director of various private companies. Mr. Bhusri received a B.S. in Electrical Engineering and a B.A. in Economics from Brown University and an M.B.A. from Stanford University. Mr. Bhusri brings to our board of directors extensive executive leadership and operational experience, including service as chairman of a public technology company and his experience and familiarity with our business as a co-founder and co-Chief Executive Officer.

Mark S. Peek has served as our Chief Financial Officer since June 2012, and served as a Director from December 2011 to June 2012. From January 2011 to May 2012, Mr. Peek served as the Chief Financial Officer and Co-President, Business Operations of VMware, Inc., a provider of business infrastructure virtualization solutions. From April 2007 to January 2011, Mr. Peek served as Chief Financial Officer of VMware. From 2000 to 2007, Mr. Peek was Senior Vice President and Chief Accounting Officer at Amazon.com, Inc., an online retail company. Prior to joining Amazon.com, Mr. Peek spent 19 years at Deloitte & Touche LLP, the last 10 years as a partner. Mr. Peek is a director of Trimble Navigation Limited, an advanced positioning systems company. Mr. Peek received a B.S. in Accounting and Business Administration from Minnesota State University.

Michael A. Stankey has served as our President and Chief Operating Officer since September 2009. From October 2007 to September 2009, Mr. Stankey was a Partner with Greylock Partners. From December 2001 until its acquisition by Hewlett-Packard Company in April 2007, Mr. Stankey served as Chairman and Chief Executive Officer of PolyServe Inc., a storage virtualization software company. From 1993 to 2001, Mr. Stankey held a number of senior management positions with PeopleSoft, including Senior Vice President of North American Sales. Mr. Stankey received a Bachelor of Business Administration from the University of Wisconsin, Eau Claire.

James P. Shaughnessy has served as our Vice President and General Counsel since August 2011. From June 2007 to August 2011, Mr. Shaughnessy was Senior Vice President, Chief Administrative Officer and General Counsel of Orbitz Worldwide, Inc., a global online travel company. Mr. Shaughnessy served as Senior Vice President, General Counsel and Secretary of PeopleSoft in 2004. Prior to 2007, Mr. Shaughnessy also served as Senior Vice President and General Counsel of Lenovo Group Ltd. and in senior legal positions with Hewlett-Packard Company, Compaq Computer Company and Digital Equipment Corporation. Mr. Shaughnessy received a B.S. in Political Science from Northern Michigan University and a J.D. and a Masters of Public Policy from the University of Michigan.

Other Executive Management

James J. Bozzini has served as our Senior Vice President of Operations and Services since January 2007. Between 1991 and 1999, Mr. Bozzini held a number of senior management positions at PeopleSoft, including Senior Vice President of Services Operations. Prior to joining Workday, Mr. Bozzini also worked for Evolve Software, Inc. and Andersen Consulting (now known as Accenture Ltd.). Mr. Bozzini received a B.S. in Business Administration from California State University, Chico.

Petros Dermetzis has served as our Vice President of Development since February 2005. From 1993 to 2005, Mr. Dermetzis held a number of key development and international sales operations positions at PeopleSoft, most recently as General Manager and Group Vice President of Tools & Technology. Mr. Dermetzis received a B.A. in Marketing Engineering from Huddersfield University and an M.S. in Information Management from Lancaster University.

Michael Frandsen has served as our Vice President of Products since January 2010. From January 2008 to December 2008, Mr. Frandsen served as Chief Executive Officer at Potenco, Inc. a developer of hand-held micro-generators. From November 2006 to July 2007, Mr. Frandsen served as Senior Vice President Product Management and Strategy at DemandTec, Inc., a SaaS marketing and merchandising optimization solutions company. From 1995 to 2002, Mr. Frandsen held a number of key leadership roles at PeopleSoft, including general manager of supply chain management. Mr. Frandsen received a B.S. in Business from the University of Colorado at Boulder.

Debi Hirshlag has served as our Vice President of Human Resources since January 2012. From March 2008 to December 2011, Ms. Hirshlag was Vice President, Global Human Resources at Flextronics International Ltd. (Flextronics), an electronics manufacturing services provider. From July 2005 to March 2008, Ms. Hirshlag worked at Trimble Navigation Limited, a positioning product solutions company, as Vice President of Human Resources. Prior to joining Trimble, Ms. Hirshlag served as Vice President of Human Resources at Ariba Inc., as Vice President of Corporate Services at Latitude Communications, and held human resources positions at Seagate Technology, Inc., Pepsi-Cola and Amoco Corporation. Ms. Hirshlag received a B.S. in Industrial Management from Carnegie Mellon University and an M.A. in Labor and Industrial Relations from the University of Illinois.

Stan Swete has served as our Chief Technology Officer since February 2007. From April 2005 to February 2007, Mr. Swete served as our Vice President of Products and Technology. From 1992 to 2002 and in 2004, Mr. Swete held a number of key leadership roles at PeopleSoft, including head of the products and technology organization. He was also manager of tools development, general manager of financial applications, general manager of CRM, and was responsible for the initial release of PeopleSoft’s Internet architecture. Mr. Swete received a B.S. and M.S. in Industrial Engineering from Stanford University.

Directors

A. George (“Skip”) Battle has served as a Director since March 2007. From 2004 to 2005, Mr. Battle served as Executive Chairman at Ask Jeeves, Inc., a provider of information search and retrieval services. From 2000 until 2004, Mr. Battle served as Chief Executive Officer at Ask Jeeves. From 1968 until his retirement in 1995, Mr. Battle was an employee and then partner at Arthur Andersen LLP and Andersen Consulting (now known as Accenture Ltd.), global accounting and consulting firms. Mr. Battle is a director of Expedia, Inc., Fair Isaac Corporation, LinkedIn Corporation, Netflix, Inc. and OpenTable, Inc. He is also a director at the Masters Select family of funds and served as a director of Advent Software, Inc. until May 2011. Mr. Battle served as a director at PeopleSoft from 1995 to 2004. Mr. Battle received an A.B. in Economics from Dartmouth College and an M.B.A. from Stanford University. Mr. Battle brings to our board of directors a diversity of distinguished experiences and seasoned business acumen. His service on a number of public and private company boards provides an important perspective on corporate governance matters, including best practices established at other companies.

Christa Davies has served as a Director since August 2012. Ms. Davies is the Chief Financial Officer and Executive Vice President of Global Finance at Aon Plc, a global risk management, insurance and human resources solutions company. Ms. Davies has served as Aon’s Chief Financial Officer since March 2008 and as Executive Vice President of Global Finance since November 2007. Prior to joining Aon, Ms. Davies spent five years at Microsoft Corporation, most recently as a Corporate Vice President and the Chief Financial Officer of the Platforms & Services Division. Ms. Davies received a B.E. in Mechanical Engineering from the University of Queensland, Australia, and an M.B.A. from the Harvard Business School. Ms. Davies brings to our board of directors extensive experience in the software and technology industries, as well as financial expertise.

Michael M. McNamara has served as a Director since December 2011. Mr. McNamara is currently the Chief Executive Officer of Flextronics, a position he has held since January 2006. From 1994 until his appointment as Chief Executive Officer of Flextronics, Mr. McNamara served in a variety of other senior roles in

Flextronics, including Chief Operating Officer, President, Americas Operations, and as Vice President, North American Operations. Mr. McNamara also has served as a director of Flextronics since October 2005. Mr. McNamara is a director of Delphi Automotive LLP, is on the Advisory Board of Tsinghua University School of Economics and Management, and served as a director of MEMC Electronic Materials, Inc. until May 2012. Mr. McNamara received a B.S. in Industrial Management from University of Cincinnati and an M.B.A. from Santa Clara University. Mr. McNamara brings to our board of directors extensive leadership and experience managing international operations. His service as Flextronics’ Chief Executive Officer provides a management perspective to business and strategic decisions of the board of directors.

Scott D. Sandell has served as a Director since 2009. Mr. Sandell is currently a General Partner at New Enterprise Associates, a global venture capital firm, a position he has held since 2000. Mr. Sandell started his career at the Boston Consulting Group, a business consulting firm, and later joined C-ATS Software, Inc., a company that developed software for financial risk management. Later, he worked as a product manager for Windows 95 at Microsoft Corporation, before joining New Enterprise Associates in 1996. Mr. Sandell is the lead director of Fusion-io, Inc. and Spreadtrum Communications, Inc., and is a director of various private companies. Mr. Sandell is on the Executive Committee of the Board of Directors of the National Venture Capital Association and is on the Board of Overseers of the Thayer School of Engineering at Dartmouth College. From 2001 to July 2009, Mr. Sandell served as a director of Data Domain, Inc. Mr. Sandell received an A.B. in Engineering Sciences from Dartmouth College and an M.B.A. from Stanford University. Mr. Sandell brings to our board of directors years of experience as an advisor to a wide range of technology companies. Mr. Sandell’s experience with the growth and development of technology companies provides the board of directors with a unique perspective on our long-term strategy.

George J. Still, Jr. has served as a Director since 2009. Mr. Still is currently a Managing Partner at Norwest Venture Partners (NVP), a global venture capital firm, a position he has held since 1994. Mr. Still led the sole venture investment in PeopleSoft, where he served as a director from 1991 to 2001. Mr. Still is currently a director of Rackspace Hosting, Inc. and various private companies. Prior to NVP, Mr. Still worked for Ernst & Young, an accounting firm, and as a Partner with the Centennial Funds, a venture capital firm. Mr. Still served as a director of the National Venture Capital Association from 1995 to 2000, and on the Stanford Business School Venture Capital Trust from 1997 to 2001. In addition, he is a director of The First Tee of San Francisco, KnowledgeBeat and is a former member of the Board of Directors of the Lucile Packard Foundation for Children’s Health, where he is a current member of the Audit Committee. Mr. Still received a B.S. in Accounting from the Pennsylvania State University and an M.B.A. from the Tuck School of Business at Dartmouth College, where he is a member of the Board of Advisors of Tuck’s Center for Private Equity and Entrepreneurship. Mr. Still brings to the board of directors financial and investing acumen through his many years of experience with NVP. His service as an advisor to technology companies provides a valuable resource for our board of directors.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board of Directors

Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of seven members. Our current certificate of incorporation and voting agreement among certain investors provide for a director to be designated by holders of our Series E preferred stock. Mr. Sandell is the designee of our Series E preferred stock.

The voting agreement and the provisions of our certificate of incorporation by which Mr. Sandell was elected will terminate in connection with our initial public offering and there will be no contractual obligations regarding the election of our directors. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

Because Mr. Duffield and Mr. Bhusri and their affiliates beneficially own more than a majority of our outstanding voting power, we are eligible to be a “controlled company” under the corporate governance rules of the New York Stock Exchange. A company that avails itself of the controlled company exemption is not required to have a majority of its board of directors to be independent, nor is it required to have a compensation committee, a nominating and governance committee or an independent nominating function, among other stock exchange listing requirements for companies that are not controlled companies. We do not intend to avail ourselves of the controlled company exemption for the foreseeable future.

Classified Board of Directors

Our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. Our directors will be divided among the three classes as follows:

•	Class I directors, whose initial term will expire at the annual meeting of stockholders to be held in 2013, will consist of Messrs. Battle and McNamara;

•	Class II directors, whose initial term will expire at the annual meeting of stockholders to be held in 2014, will consist of Ms. Davies and Messrs. Sandell and Still; and

•	Class III directors, whose initial term will expire at the annual meeting of stockholders to be held in 2015, will consist of Messrs. Duffield and Bhusri.

Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

Our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering provide that our board of directors or our stockholders may fill vacant directorships. When the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of common stock, our restated certificate of incorporation and restated bylaws authorize only our board of directors to fill vacancies on our board of directors. Any additional directorships resulting from an increase in the authorized number of directors would be distributed among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaw Provisions.”

Director Independence

Our Class A common stock has been approved for listing on the New York Stock Exchange. The listing rules of this stock exchange generally require that a majority of the members of a listed company’s board of directors be independent within specified periods following the closing of an initial public offering. Our board of directors has determined that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the New York Stock Exchange.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities and Exchange Act of 1934, as amended (Exchange Act). In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. Ms. Davies, one of our directors and a member of our audit committee, is the Chief Financial Officer of Aon Plc. Workday has made payments to Aon for consulting and other professional services in the fiscal years ended December 31, 2010 and January 31, 2012, and the six months ended July 31, 2012. In connection with Ms. Davies’ commencement of service as a member of our audit committee, we plan to discontinue our engagement of Aon for these types of services and intend to satisfy the audit committee independence requirements of Rule 10A-3 within the one-year transition period provided by Rule 10A-3 and the rules of the New York Stock Exchange.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and governance committee. Each of these committees will have the composition and responsibilities described below as of the closing of our initial public offering. Members serve on these committees until their resignations or until otherwise determined by our board of directors.

Our board of directors has established corporate governance guidelines in connection with this offering which state that when the chairperson and chief executive officer positions are held by the same person, a lead independent director may be designated. Because Mr. Bhusri is our co-Chief Executive Officer and Chairman, our board of directors appointed Mr. Still to serve as our lead independent director. As lead independent director, Mr. Still will, among other responsibilities, preside over regularly scheduled meetings at which only our independent directors are present, serve as a liaison between the co-Chief Executive Officers and the independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Audit Committee

Our audit committee is comprised of Messrs. Battle and McNamara and Ms. Davies. Mr. Battle is the chairman of our audit committee. Each of Messrs. Battle and McNamara satisfy the independence requirements of Rule 10A-3. Mr. Battle and Ms. Davies are each an audit committee financial expert, as that term is defined under SEC rules, and possess financial sophistication as defined under the rules of the New York Stock Exchange. The designation does not impose on either of them any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to submit anonymously concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing material related party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is comprised of Messrs. Battle, Still and Sandell. Mr. Still is the chairman of our compensation committee. Each member of this committee is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1984, as amended (Code). Our compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	reviewing and recommending to our board of directors the terms of any compensatory agreements with our executive officers;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing our overall compensation philosophy.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Messrs. McNamara, Sandell and Still. Mr. McNamara is the chairman of our nominating and governance committee. Our nominating and governance committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

Compensation Committee Interlocks and Insider Participation

During the year ended January 31, 2012, we did not have a compensation committee and members of our board of directors served this function, other than with respect to compensation matters related to our co-CEOs, in which case all members of our board of directors other than our co-CEOs served this function.

None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during the year ended January 31, 2012.

In addition, in multiple closings between April 2009 and November 2009, we sold shares of Series E preferred stock to entities affiliated with George J. Still, Jr. and New Enterprise Associates, an entity affiliated with Scott Sandell. We have described the amounts of these sales and purchases in more detail under the section captioned “Certain Relationships and Related Party Transactions—Series E Preferred Stock Financing.” In November 2011, we sold shares of Series F preferred stock to an entity affiliated with George J. Still, Jr. We have described the amounts of these sales and purchases in more detail under the section captioned “Certain Relationships and Related Party Transactions—Series F Preferred Stock Financing.”

In connection with the sales of our preferred stock, we entered into agreements that grant customary preferred stock rights to all of our major preferred stock investors. These rights include registration rights, rights of first refusal, co-sale rights with respect to certain stock transfers, information rights and other similar rights. All of these rights, other than the registration rights, will terminate upon the closing of this offering.

Code of Conduct

Our board of directors has adopted a code of conduct that will apply to all of our employees, officers, and directors. The full text of our code of conduct is posted on the Investor Relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of conduct, or waivers of these provisions, on our website or in public filings.

Director Compensation

The non-employee members of our board of directors generally receive a stock option award upon commencement of their service as a director. The following table presents the total compensation for each person who served as a non-employee member of our board of directors in the fiscal year ended January 31, 2012. Other than as set forth in the table and described more fully below, in the fiscal year ended January 31, 2012 we did not pay any fees to, reimburse any expenses of, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors. Mr. Duffield and Mr. Bhusri, who are our co-founders and co-CEOs, receive no compensation for their service as directors.

Director Name	Grant Date	Option Awards ($)(1)
Mark S. Peek(2)	12/16/2011	$382,410
Michael M. McNamara	12/16/2011	382,410
George J. Still, Jr.	11/2/2011	192,888
A. George (“Skip”) Battle	11/2/2011	300,048

(1)

Amount reported represents the grant date fair value of a stock option granted to an independent member of our board of directors during the fiscal year ended January 31, 2012 under our 2005 Stock Plan, as computed in accordance with FASB ASC 718. The valuation assumptions used in calculating the grant date fair value of the stock options are set forth in note 9 to our consolidated financial statements included elsewhere in this prospectus. Options vest over a five-year period as follows: 20% of the Class B common stock underlying the options vest on the first anniversary of the date of grant and thereafter 5% of the Class B common stock underlying the options vest each quarter. Notwithstanding the vesting schedule, these stock options were immediately exercisable in full as of the date of grant, with the underlying option shares subject to a lapsing right of repurchase in favor of us at the exercise price. As of January 31, 2012, Messrs. McNamara and Still held stock options to purchase 150,000 shares and 190,000 shares, respectively, of Class B common stock, and Messrs. Peek and Battle held 150,000 shares and 145,000 shares, respectively, of Class B common stock, in each case subject to a lapsing right of repurchase in favor of us.

(2)	Mr. Peek resigned as a member of our board of directors effective upon his commencement of employment as our Chief Financial Officer on June 4, 2012.

In August 2012, Messrs. Battle, McNamara and Still received a stock option to purchase up to 30,000 shares of common stock with an exercise price of $9.20 per share, which will vest in full on January 1, 2014. In August 2012, in connection with commencing her service as a director, Ms. Davies received a stock option to purchase 150,000 shares of Class B common stock with an exercise price of $9.20 per share. This option vests over a five-year period as follows: 20% of the common stock underlying the option vests on the first anniversary of the date of grant and thereafter 5% of the common stock underlying the options vests each quarter. In September 2012, Ms. Davies received an additional stock option to purchase 15,000 shares of Class B common stock with an exercise price of $22.50 per share. This option will vest in full on January 1, 2014. Notwithstanding the vesting schedule, all of these stock options were immediately exercisable in full as of the date of grant, with the underlying option shares subject to a lapsing right of repurchase in favor of us at the exercise price.

In addition, as described in “Certain Relationships and Related Party Transactions,” Messrs. Battle, McNamara and Still previously purchased shares of our preferred stock.

Following the closing of this offering, our non-employee directors will be entitled to receive both equity and cash compensation for their service as directors. Initially, our board of directors has determined that the annual equity grant to non-employee directors will be a stock option to purchase 30,000 shares of Class A common stock, and annual cash compensation will be $30,000 for service on our board, $15,000 for the chair of the audit committee, $10,000 for the chair of the compensation committee and $7,000 for the chair of the nominating and governance committee. In addition, directors will receive $2,000 for each board meeting attended in excess of 10 per year, and $1,000 for each committee meeting attended in excess of 10 per year for the audit and compensation committees and five per year for the nominating and governance committee. Our non-employee directors have determined to waive the cash compensation for their board and committee service through the fiscal year ending January 2014.

EXECUTIVE COMPENSATION

2012 Summary Compensation Table

The following table provides information concerning all plan and non-plan compensation earned by each of our co-chief executive officers and each of our two other most highly compensated executive officers during the fiscal year ended January 31, 2012, who we refer to as the named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards(2)	All Other Compensation ($)(3)	Total ($)
David A. Duffield	2012	$33,280	$1,500	$—	$—	$34,780
Co-Chief Executive Officer

Aneel Bhusri	2012	33,280	1,500	—	—	34,780
Co-Chief Executive Officer

Michael A. Stankey	2012	275,000	126,500	812,093	—	1,213,593
President and Chief Operating Officer

James P. Shaughnessy	2012	92,361	101,500	468,942	100,000	762,803
Vice President and General Counsel

(1)

Includes discretionary bonuses earned pursuant to our company-wide bonus plan for the year ended December 31, 2011. Under the terms of the bonus plan, each full-time employee of our company was entitled to receive a cash bonus of $1,500 and one week’s additional vacation time if we achieved certain business objectives. In addition, pursuant to the terms of their respective offer letters, Mr. Stankey earned a bonus of $125,000 for the achievement of mutually agreed-upon objectives and Mr. Shaughnessy received a one-time hiring bonus of $100,000.

(2)

The amounts reported reflect the grant date fair value of the stock options granted to the named executive officers during the fiscal year ended January 31, 2012 as computed in accordance with FASB ASC 718. The valuation assumptions used in calculating the grant date fair value of the stock options are set forth in note 9 to our consolidated financial statements included elsewhere in this prospectus.

(3)	Pursuant to the terms of his offer letter, Mr. Shaughnessy received a relocation allowance of $100,000.

2012 Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information regarding each unexercised stock option held by our named executive officers as of January 31, 2012.

	Grant Date	Option Awards
Name		Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Option Exercise Price ($)	Option Expiration Date
David A. Duffield	—	—	$—	—
Aneel Bhusri	11/4/2010	4,300,000	1.30	11/3/2020
Michael A. Stankey	10/27/2009	1,859,346	0.65	10/26/2019
	2/18/2011	675,000	2.30	2/17/2021
James P. Shaughnessy	8/30/2011	240,000	3.70	8/29/2021
	12/16/2011	10,000	4.25	12/15/2021

(1)

Options vest over a five-year period as follows: 20% of the Class B common stock underlying the options vest on the first anniversary of the date of grant and thereafter 5% of the Class B common stock underlying the options vest each quarter. Notwithstanding the vesting schedule, these stock options were immediately exercisable in full as of the date of grant, with the underlying option shares subject to a lapsing right of repurchase in favor of us at the exercise price.

Offer Letters and Arrangements

Messrs. Duffield, Bhusri, Stankey and Shaughnessy are our named executive officers. We have entered into offer letters with all of the named executive officers, except for Messrs. Duffield and Bhusri. We have also entered into an offer letter with Mark Peek, our Chief Financial Officer. These agreements provide for at-will employment and generally include the named executive officer’s initial base salary, an indication of eligibility for an annual cash incentive award opportunity, and equity awards. In addition, each of our named executive officers has executed a form of our standard confidential information and invention assignment agreement. Any potential payments and benefits due upon a termination of employment or a change in control of us are further described below in “—Potential Payments upon Termination or Change in Control.”

Michael A. Stankey

We entered into an offer letter agreement with Mr. Stankey, our President and Chief Operating Officer, on September 4, 2009. Pursuant to the offer letter, Mr. Stankey’s initial base salary was established at $33,280 per year, with an increase to $275,000 per year commencing January 1, 2010. In addition, Mr. Stankey is eligible to receive an annual target bonus of $125,000 based on the achievement of mutually agreed-upon objectives. On October 27, 2009, in accordance with the terms of his offer letter, Mr. Stankey was granted a stock option to purchase 2,700,000 shares of our common stock at an exercise price of $0.65 per share, which was equal to the fair market value of our common stock on the date the option was granted as determined by our board of directors. This option vests according to the 2005 Stock Plan and the related stock option agreement. On February 18, 2011, also in accordance with the terms of his offer letter and based on his performance, Mr. Stankey was granted an additional stock option to purchase 675,000 shares of our common stock at an exercise price of $2.30, which was equal to the fair market value of our common stock on the date the option was granted as determined by our board of directors. This option vests according to the 2005 Stock Plan and related stock option agreement. Mr. Stankey’s employment is at will and may be terminated at any time, with or without cause. However, Mr. Stankey will be entitled to participate in our change in control policy that we have adopted. Under this policy, if Mr. Stankey’s employment is terminated for other than “cause” or his voluntary resignation, he will be entitled to receive a severance payment equal to his then current annual base salary and the vesting of 50% of his then unvested equity awards will be accelerated.

James P. Shaughnessy

We entered into an offer letter agreement with Mr. Shaughnessy, our Vice President and General Counsel, on July 7, 2011. Pursuant to the offer letter, Mr. Shaughnessy’s initial base salary was established at $200,000 per year. In addition, Mr. Shaughnessy is eligible to receive an annual target bonus of 25% of his base salary based on the achievement of mutually agreed-upon objectives, with a guaranteed payment at target on the one-year anniversary of his employment. Mr. Shaughnessy also received a one-time hiring bonus of $100,000, which is subject to repayment if Mr. Shaughnessy resigns within two years of commencing employment. In connection with his relocation, Mr. Shaughnessy was granted a one-time relocation allowance of $100,000, as well as reimbursement of specified relocation-related expenses. On August 30, 2011, in accordance with the terms of his offer letter, Mr. Shaughnessy was granted a stock option to purchase 240,000 shares of our common stock at an exercise price of $3.70 per share, which was equal to the fair market value of our common stock on the date the option was granted as determined by our board of directors. This option vests according to the 2005 Stock Plan and his related stock option agreement. Mr. Shaughnessy’s employment is at will and may be terminated at any time, with or without cause. However, Mr. Shaughnessy will be entitled to participate in our change in control policy that we have adopted. Under this policy, if Mr. Shaughnessy’s employment is terminated for other than “cause” or his voluntary resignation, he will be entitled to receive a severance payment equal to his then current annual base salary and the vesting of 50% of his then unvested equity awards will be accelerated.

Mark S. Peek

We entered into an offer letter agreement with Mr. Peek, our Chief Financial Officer, in April 2012, which was amended in May 2012. Pursuant to the offer letter, Mr. Peek’s initial base salary was established at $250,000 per year. In addition, he received a hiring bonus of $50,000 and is entitled an annual target bonus of $100,000 based upon performance against agreed-upon goals. On May 22, 2012, in accordance with the terms of his offer letter, Mr. Peek was granted a stock option to purchase 500,000 shares of our common stock at an exercise price of $7.05 per share, which was equal to the fair market value of our common stock on the date the option was granted as determined by our board of directors, and 150,000 shares of restricted stock. This option and restricted stock vests as to 20% of the shares after 12 months of continuous service, with the balance vesting in equal quarterly installments over the next 16 quarters. Mr. Peek’s employment is at will and may be terminated at any time, with or without cause. However, Mr. Peek will be entitled to participate in our change in control policy that we have adopted. Under this policy, if Mr. Peek’s employment is terminated for other than “cause” or his voluntary resignation, he will be entitled to receive a severance payment equal to his then current annual base salary and the vesting of 50% of his then unvested equity awards will be accelerated.

Potential Payments upon Termination or Change in Control

In May 2012, we adopted a change in control policy applicable to our executive officers and certain other employees. Under the policy, if any executive officer is terminated for any reason other than cause, death or disability within 12 months after a change in control or the officer voluntarily resigns for good reason within 12 months following a change in control, such officer would be entitled to receive severance benefits. Upon the occurrence of such an event, we have agreed to pay to such officer an amount equal to (i) his then-current annual base salary, and (ii) an estimate of the aggregate monthly benefits premium under COBRA for 12 months. In addition, 50% of the shares underlying all unvested equity awards held by such officer immediately prior to such termination will become vested and exercisable in full.

Employee Benefit Plans

2005 Stock Plan

Our board of directors adopted our 2005 Stock Plan in April 2005. Our 2005 Stock Plan was also approved by our stockholders in April 2005. The 2005 Stock Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Code, and nonstatutory stock options, as well as for the issuance of shares of restricted stock. We may grant incentive stock options only to our employees. We may grant nonstatutory stock options to our employees, directors and consultants. The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2005 Stock Plan is 10 years, except that the maximum permitted term of incentive stock options granted to 10% stockholders is five years. In the event of our merger or consolidation, the 2005 Stock Plan provides that, unless the applicable option agreement provides otherwise, options held by current employees, directors and consultants will vest in full if they are not assumed or substituted and all unexercised options shall expire on the consummation of the merger or consolidation.

As of July 31, 2012, we had reserved 59,363,725 shares of our Class B common stock for issuance under our 2005 Stock Plan. As of July 31, 2012, options to purchase 17,067,742 of these shares had been exercised (of which 615,000 shares have been repurchased and returned to the pool of shares reserved for issuance under the 2005 Stock Plan), 1,250,000 shares of restricted stock have been granted (none of which shares have been repurchased), options to purchase 26,145,933 of these shares remained outstanding and 15,515,050 of these shares remained available for future grant. The options outstanding as of July 31, 2012 had a weighted-average exercise price of $2.32 per share. Our 2012 Equity Incentive Plan became effective upon the date of this prospectus. As a result, we will not grant any additional options under the 2005 Stock Plan following that date, and the 2005 Stock Plan has been terminated. However, any outstanding options granted under the 2005 Stock Plan will remain outstanding, subject to the terms of our 2005 Stock Plan and stock option agreements, until such outstanding options are exercised or until they terminate or expire by their terms. Options granted under the 2005 Stock Plan have terms similar to those described below with respect to options to be granted under our 2012 Equity Incentive Plan.

2012 Equity Incentive Plan

We have adopted a 2012 Equity Incentive Plan that became effective on the date immediately prior to the date of this prospectus and serves as the successor to our 2005 Stock Plan. We reserved 25,000,000 shares of our common stock to be issued under our 2012 Equity Incentive Plan. The number of shares reserved for issuance under our 2012 Equity Incentive Plan will increase automatically on the thirty-first day of March of each of 2013 through 2022 by the number of shares equal to 5% of the total outstanding shares of our common stock as of the immediately preceding January 31. However, our board of directors or compensation committee may reduce the amount of the increase in any particular year. In addition, the following shares will again be available for grant and issuance under our 2012 Equity Incentive Plan:

•

shares subject to options or stock appreciation rights granted under our 2012 Equity Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right;

•	shares subject to awards granted under our 2012 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2012 Equity Incentive Plan that otherwise terminate without shares being issued;

•	shares surrendered, cancelled, or exchanged for cash or a different award (or combination thereof);

•	shares reserved but not issued or subject to outstanding grants under our 2005 Stock Plan on the date of this prospectus;

•

shares issuable upon the exercise of options or subject to other awards under our 2005 Stock Plan prior to the date of this prospectus that cease to be subject to such options or other awards by forfeiture or otherwise after the date of this prospectus;

•	shares issued under our 2005 Stock Plan that are forfeited or repurchased by us after the date of this prospectus; and

•	shares subject to awards under our 2005 Stock Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

Our 2012 Equity Incentive Plan authorizes the award of stock options, restricted stock awards (RSAs), stock appreciation rights (SARs), restricted stock units (RSUs), performance awards and stock bonuses. No person will be eligible to receive more than 2,000,000 shares in any calendar year under our 2012 Equity Incentive Plan other than a new employee of ours, who will be eligible to receive no more than 4,000,000 shares under the plan in the calendar year in which the employee commences employment.

Our 2012 Equity Incentive Plan will be administered by our compensation committee, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation committee. The compensation committee will have the authority to construe and interpret our 2012 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

Our 2012 Equity Incentive Plan provides for the grant of awards to our employees, directors, consultants, independent contractors and advisors, provided the consultants, independent contractors, directors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant.

We anticipate that in general, options will vest over a four-year period, and options for executives will vest over a five-year period. Options may vest based on time or achievement of performance conditions. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2012 Equity Incentive Plan is ten years.

An RSA is an offer by us to sell shares of our common stock subject to restrictions, which may vest based on time or achievement of performance conditions. The price (if any) of an RSA will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price up to a maximum amount of cash or number of shares. SARs may vest based on time or achievement of performance conditions.

Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If an RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock (which may be subject to additional restrictions), cash or a combination of our common stock and cash.

Performance shares are performance awards that cover a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve the performance conditions.

Stock bonuses may be granted as additional compensation for service or performance, and therefore, not be issued in exchange for cash.

In the event there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, appropriate adjustments will be made to the number of shares reserved under our 2012 Equity Incentive Plan, the maximum number of shares that can be granted in a calendar year, and the number of shares and exercise price, if applicable, of all outstanding awards under our 2012 Equity Incentive Plan.

Awards granted under our 2012 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise permitted by our compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our 2012 Equity Incentive Plan generally may be exercised for a period of six months after the termination of the optionee’s service to us, for a period of 12 months in the case of death or for a period of six months in the case of disability, or such longer period as our compensation committee may provide. Options generally terminate immediately upon termination of employment for cause.

If we are party to a merger or consolidation, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. In the alternative, outstanding awards may be cancelled in connection with a cash payment. Outstanding awards that are not assumed, substituted or cashed out will accelerate in full and expire upon the merger or consolidation. In the event of specified change in control transactions, our compensation committee may accelerate the vesting of awards (a) immediately upon the occurrence of the transaction, whether or not the award is continued, assumed or substituted by a surviving corporation or its parent in the transaction, or (b) in connection with a termination of a participant’s service following such a transaction.

Our 2012 Equity Incentive Plan will terminate ten years from the date our board of directors approved the plan, unless it is terminated earlier by our board of directors. Our board of directors may amend or terminate our 2012 Equity Incentive Plan at any time. If our board of directors amends our 2012 Equity Incentive Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

2012 Employee Stock Purchase Plan

We have adopted a 2012 Employee Stock Purchase Plan in order to enable eligible employees to purchase shares of our common stock at a discount following the date of this offering. Purchases are accomplished through participation in discrete offering periods. Our 2012 Employee Stock Purchase Plan will be intended to qualify as an employee stock purchase plan under Section 423 of the Code. We initially reserved 2,000,000 shares of our common stock for issuance under our 2012 Employee Stock Purchase Plan. The number of shares reserved for issuance under our 2012 Employee Stock Purchase Plan will increase automatically on the thirty-first day of March of each of the first ten calendar years following the first offering date by the number of shares equal to the greater of 1% of the total outstanding shares of our common stock as of the immediately preceding January 31st (rounded to the nearest whole share) or the actual number of shares purchased under the 2012 Employee Stock Purchase Plan in the immediately preceding fiscal year. However, our board of directors or compensation committee may reduce the amount of the increase in any particular year. The aggregate number of shares issued over the term of our 2012 Employee Stock Purchase Plan will not exceed 100,000,000 shares of our common stock.

The first offering period and purchase period under our 2012 Employee Stock Purchase Plan will begin and end upon a date to be approved by our board of directors or the compensation committee. Each subsequent offering period will be for six months (commencing each June 1 and December 1) and will consist of one six-month purchase period, unless otherwise determined by the board of directors or the compensation committee.

Our compensation committee will administer our 2012 Employee Stock Purchase Plan. Our U.S.- and European-based employees generally are eligible to participate in our 2012 Employee Stock Purchase Plan if they are employed by us for at least 20 hours per week and more than five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2012 Employee Stock Purchase Plan, are ineligible to participate in our 2012 Employee Stock Purchase Plan. We may impose additional restrictions on eligibility. Under our 2012 Employee Stock Purchase Plan, eligible employees will be able to acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between 1% and 15% of their base cash compensation. We will also have the right to amend or terminate our 2012 Employee Stock Purchase Plan at any time. Our 2012 Employee Stock Purchase Plan will terminate on the tenth anniversary of the last day of the first purchase period, unless it is terminated earlier by our board of directors.

Once an employee is enrolled in our 2012 Employee Stock Purchase Plan, participation will be automatic in subsequent offering periods. Each offering period will run for no more than twenty-seven months and may consist of one or more purchase periods. An employee’s participation automatically ends upon termination of employment for any reason.

No participant will have the right to purchase our shares in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year(s), that has a fair market value of more than $25,000, determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. In addition, no participant will be permitted to purchase more than 10,000 shares during any one purchase period or such lesser amount determined by our compensation committee. The purchase price for shares of our common stock purchased under our 2012 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.

If we experience a change in control transaction, each outstanding right to purchase shares under our 2012 Employee Stock Purchase Plan may be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute the outstanding purchase rights, any offering period that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control transaction and our 2012 Employee Stock Purchase Plan will then terminate on the closing of the proposed change in control.

401(k) Plan

We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(a) of the Code, containing a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. U.S. employees who have attained at least 21 years of age and who work at least 30 hours per week are generally eligible to participate in the plan on the first day of the calendar month following the employees’ date of hire. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Pre-tax contributions by participants and the income earned on those contributions are generally not taxable to participants until withdrawn. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee’s interest in his or her pre-tax deferrals is 100% vested when contributed. Although the plan provides for a discretionary employer matching contribution, to date we have not made such a contribution on behalf of employees. The Plan permits all eligible Plan participants to contribute between 1% and 50% of eligible compensation, on a pre-tax or after-tax (Roth 401k) basis, into their accounts.

Limitations on Liability and Indemnification Matters

Our restated certificate of incorporation that will become effective upon the closing of this offering contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation and our restated bylaws that will become effective upon the closing of this offering require us to indemnify our directors and officers to the maximum extent not prohibited by the Delaware General Corporation Law and allow us to indemnify other employees and agents as set forth in the

Delaware General Corporation Law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers and certain of our key employees, in addition to the indemnification provided for in our restated bylaws. These agreements, among other things, require us to indemnify our directors, officers and key employees for certain expenses, including attorneys’ fees, judgments, penalties fines and settlement amounts actually and reasonably incurred by such director, officer or key employee in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers and key employees for the defense of any action for which indemnification is required or permitted.

We believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (Securities Act), may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed above under “Executive Compensation,” below we describe transactions since January 1, 2009 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Series F Preferred Stock Financing

In multiple closings between October 2011 and December 2011, we sold an aggregate of 7,435,149 shares of our Series F preferred stock at a purchase price of $13.26 per share for an aggregate purchase price of approximately $98.6 million. Each share of our Series F preferred stock will convert automatically into one share of our Class B common stock upon the completion of this offering.

The following table summarizes the Series F preferred stock purchased by members of our board of directors and persons who hold more than 5% of our outstanding capital stock.

Name of Stockholder	Shares of Series F Preferred Stock	Total Purchase Price
A. George (“Skip”) Battle(1)	75,415	$1,000,003
Entities affiliated with David A. Duffield(2)	6,786	89,982
Michael M. McNamara(1)	30,165	399,988
Mark S. Peek(3)	113,123	1,500,011
Entity affiliated with George J. Still, Jr.(4)	94,269	1,250,007

(1)	Messrs. Battle and McNamara are members of our board of directors.
(2)	Consists of shares purchased by The David A. Duffield Trust (the Duffield Trust), of which Mr. Duffield, our co-founder, co-CEO and a member of our board of directors, is special trustee.
(3)	Mr. Peek served as a member of our board of directors prior to his appointment as our Chief Financial Officer.
(4)	Consists of shares purchased by the Still Family Partners, of which Mr. Still, a member of our board of directors, is general partner.

Series E Preferred Stock Financing

In multiple closings between April 2009 and November 2009, we sold an aggregate of 22,954,545 shares of our Series E preferred stock at a purchase price of $3.30 per share for an aggregate purchase price of approximately $75.7 million. Each share of our Series E preferred stock will convert automatically into one share of our Class B common stock upon the completion of this offering.

The following table summarizes the Series E preferred stock purchased by members of our board of directors and persons who hold more than 5% of our outstanding capital stock.

Name of Stockholder	Shares of Series E Preferred Stock	Total Purchase Price
Entities affiliated with New Enterprise Associates(1)	13,939,394	$46,000,000
Entities affiliated with Greylock Partners(2)	1,749,967	5,774,891
A. George (“Skip”) Battle(3)	38,043	125,542
Entity affiliated with George J. Still, Jr.(4)	151,515	500,000
Entity affiliated with David A. Duffield(5)	6,999,869	23,099,568

(1)

Consists of shares purchased by New Enterprise Associates 13, L.P. (NEA 13), New Enterprise Associates 12, Limited Partnership (NEA 12) and NEA Ventures 2009, L.P. These funds are affiliates of New Enterprise Associates, one of our 5% stockholders. Mr. Sandell, a member of our board of directors, is a General Partner of New Enterprise Associates which has voting and dispositive power with regard to shares held by NEA 13 and NEA 12.

(2)

Consists of shares purchased by Greylock XI Limited Partnership (Greylock XI), Greylock XI-A Limited Partnership (Greylock XI-A) and Greylock XI Principals LLC (Greylock Principals). Mr. Bhusri, our Chairman, co-founder and co-CEO, is a managing partner of Greylock XI GP Limited Partnership, which has voting and dispositive power with regard to the shares held by Greylock XI and Greylock XI-A. Greylock Principals holds shares in nominee form only for the benefit of Mr. Bhusri and other persons. Mr. Bhusri has voting and dispositive power with respect to only his shares that are held by Greylock Principals in nominee form, and does not have voting or dispositive power over the remaining shares that are held by Greylock Principals in nominee form for the benefit of other persons. These funds are affiliates of Greylock Partners, one of our 5% stockholders. Greylock Principals holds the other shares in nominee form and neither Greylock Partners nor Greylock Principals holds voting or dispositive power over these shares.

(3)	Mr. Battle is a member of our board of directors.
(4)	Consists of shares purchased by the Still Family Partners, of which Mr. Still, a member of our board of directors, is general partner.
(5)	Consists of shares purchased by Duffield Investment Group, LLC, of which Mr. Duffield, our co-founder, co-CEO and a member of our board of directors, was the managing member.

Relationship with Flextronics

Mr. McNamara, one of our directors, is the Chief Executive Officer of Flextronics International, Ltd. Flextronics has been a customer of Workday since 2008 and made payments to Workday of $2,703,587, $2,343,062, $542,639 and $45,163 in the fiscal years ended December 31, 2009 and 2010 and January 31, 2012, and the six months ended July 31, 2012, respectively.

Amended and Restated Investors’ Rights Agreement

We have entered into an investors’ rights agreement with certain holders of our convertible preferred stock, including entities with which certain of our directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following our initial public offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Stock Restriction Agreement

Mr. Duffield and Mr. Bhusri, our co-founders, have entered into a stock restriction agreement with each other and us, which will remain in effect after the completion of this offering. This agreement will apply to all Class B common stock owned from time to time by our co-founders and each of their permitted transferees, which will represent approximately 67% of the outstanding voting power of our capital stock immediately after our initial public offering. See “Description of Capital Stock—Voting and Stock Restriction Agreements.”

Right of First Refusal

Pursuant to stock option exercise agreements under our 2005 Stock Plan, if a stockholder wishes to sell shares acquired under our 2005 Stock Plan to a third party, we or our assignees have the right to purchase those shares on the same terms. These rights are customary for venture capital-backed companies in our industry and will terminate upon the completion of our initial public offering. In September 2012, in connection with a proposed sale by a stockholder to a third party, we assigned our right to purchase 36,000 shares of our common stock to the Still Family Partners, of which Mr. Still, a member of our Board of Directors, is general partner.

Employment Arrangements with Immediate Family Members of Our Executive Officers and Directors

Michael Duffield, a son of David Duffield, our co-founder, co-CEO and a member of our board of directors, has been employed by us since May 2005. As General Manager of Education & Government, Michael Duffield is responsible for the strategy, development, service delivery, sales and marketing of Workday solutions for education and government organizations. During the years ended December 31, 2009, December 31, 2010, January 31, 2012 and the six months ended July 31, 2012, Michael Duffield had total cash compensation, including base salary, bonus and other compensation, of $301,710, $372,698, $573,029 and $122,734, respectively.

Amy Zeifang, a daughter of David Duffield, has been employed by us on a part-time basis since February 2006. Amy Zeifang serves as Co-Director of Corporate Giving, responsible for community engagement and corporate philanthropy programs for Workday. Her salary and bonus has not exceeded the disclosure threshold for the past three fiscal years.

The compensation levels of Michael Duffield and Amy Zeifang were based on reference to internal pay equity when compared to the compensation paid to employees in similar positions that were not related to our executive officers and directors. They were also eligible for equity awards on the same general terms and conditions as applicable to other employees in similar positions who were not related to our executive officers and directors.

Consulting Agreement

In January 2009, we entered into a consulting agreement with Nevada Pacific Consulting, LLC, an affiliate of David Duffield. The consulting agreement provided that an employee of Nevada Pacific would provide finance and administrative services to us on a part-time, as needed basis. The amount paid under this agreement in the years ended December 31, 2009, December 31, 2010, and January 31, 2012 was $104,000, $8,000, and $2,000, respectively. We did not make any payments under the consulting arrangement in the six months ended July 31, 2012.

Equipment Lease

In June 2010, we entered into a lease agreement with Lake Tahoe Land Company, LLC, an affiliate of David Duffield. The lease agreement provides for an equipment lease financing facility to be drawn upon for purchases of information technology and related equipment for use in our business operations. The amount paid under this agreement in the years ended December 31, 2010 and January 31, 2012 and the six months ended July 31, 2012 was $1.5 million, $4.6 million and $2.1 million, respectively. As of July 31, 2012, the principal balance due under the lease agreement was $3.8 million. In addition, as of January 31, 2012, we had a total of $4.0 million in letters of credit outstanding in favor of certain landlords for office space. No amounts were drawn against the letters of credit. One of these letters of credit matured on June 30, 2012 and the other matured on October 1, 2012.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our restated bylaws will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Review, Approval or Ratification of Transactions with Related Parties

We intend to adopt a written related person transactions policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a material related person transaction with us without the review and approval of our audit committee, or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. We expect the policy to provide that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or with any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 will be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, we expect that our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Although we have not had a written policy for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors would take this information into account when evaluating the transaction and in determining whether such transaction was fair to the company and in the best interest of all of our stockholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of August 31, 2012, and as adjusted to reflect the sale of Class A common stock offered by us in our initial public offering, for:

•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock or Class B common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Class A common stock or Class B common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 139,588,376 shares of common stock outstanding at August 31, 2012, assuming conversion of all outstanding shares of preferred stock into an aggregate of 97,976,089 shares of our common stock. For purposes of the table below, we have assumed that 22,750,000 shares of Class A common stock will be issued by us in our initial public offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of August 31, 2012. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Workday, Inc., 6230 Stoneridge Mall Road, Pleasanton, California 94588.

	Shares Beneficially Owned Before this Offering		%Total Voting Power Before this Offering(1)	Shares Beneficially Owned After this Offering				% Total Voting Power After this Offering(1)
	Class B			Class A		Class B
Name of Beneficial Owner	Shares	%		Shares	%	Shares	%
Named Executive Officers and Directors:
David A. Duffield(2)	85,277,736	61.1	61.1	—	—	85,277,736	61.1	60.1
Aneel Bhusri(3)	97,481,784	68.3	68.3	—	—	97,481,784	68.3	67.2
James P. Shaughnessy(4)	270,000	*	*	—	—	270,000	*	*
Michael A. Stankey(5)	3,525,000	2.5	2.5	—	—	3,525,000	2.5	2.4
A. George (“Skip”) Battle(6)	662,495	*	*	107,000	*	662,495	*	*
Christa Davies(7)	165,000	*	*	70,000	*	165,000	*	*
Michael M. McNamara(8)	210,165	*	*	202,000	*	210,165	*	*
Scott D. Sandell (9)	13,927,273	10.0	10.0	—	—	13,927,273	10.0	9.8
George J. Still, Jr.(10)	501,784	*	*	263,000	1.2	501,784	*	*
All executive officers and directors as a group (10 persons)(11)	120,643,154	82.5	82.5	642,000	2.8	120,643,154	82.5	81.3
5% Stockholders:
Greylock Partners(12)	15,190,578	10.9	10.9	—	—	15,190,578	10.9	10.7
Entities Affiliated with New Enterprise Associates(13)	13,939,394	10.0	10.0	—	—	13,939,394	10.0	9.8

*	Less than 1 percent.

(1)

Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to 10 votes per share, and holders of our Class A common stock are entitled to one vote per share. For more information about the voting rights of our Class A and Class B common stock, see “Description of Capital Stock—Common Stock.”

(2)

Includes (i) 12,600,000 shares of Class B common stock held directly by Mr. Duffield, (ii) 57,511,206 shares of Class B common stock held by The David A. Duffield Trust (the Duffield Trust) dated April 2, 1997, of which 1,960,000 shares may be repurchased by us at the original exercise price within 60 days of August 31, 2012, (iii) 2,986,530 shares held by the Cheryl D. Duffield Trust dated September 12, 1996, of which Cheryl Duffield, Mr. Duffield’s spouse, is the trustee, and (iv) 12,180,000 shares of Class B common stock subject to a voting agreement entered into by Messrs. Duffield and Bhusri. The amount reflects the transfer subsequent to August 31, 2012 of 360,000 shares of Class B common stock to a trust for the purpose of making gifts in the future. Mr. Duffield has sole voting and dispositive power with regard to the shares held by the Duffield Trust and is a successor trustee with regard to the shares held by the Cheryl D. Duffield Trust. The Duffield Trust is a limited partner in Greylock XI Limited Partnership (Greylock XI) as reflected in footnote 12.

(3)

Includes (i) 7,095,000 shares of Class B common stock held directly by Mr. Bhusri, of which 1,325,000 shares may be repurchased by us at the original exercise price within 60 days of August 31, 2012, (ii) 1,000,000 shares of restricted Class B common stock held directly by Mr. Bhusri which may be subject to forfeiture within 60 days of August 31, 2012, (iii) 3,200,000 shares of Class B common stock issuable to Mr. Bhusri pursuant to options exercisable within 60 days of August 31, 2012, (iv) 880,000 shares of Class B common stock held by the Aneel Bhusri Grantor Retained Annuity Trust DTD September 13, 2011, (v) 5,000 shares of Class B common stock held by Anna Bhusri, (vi) 13,300,967 shares of Class B common stock held by Greylock XI, as reflected in footnote 12 below, (vii) 370,554 shares of Class B common stock held as a nominee only by Greylock XI-A Limited Partnership (Greylock XI-A), as reflected in footnote 12 below, (viii) 1,519,057 shares of Class B common stock held by Greylock XI Principals LLC (Greylock XI Principals), of which 54,638 shares are held in nominee form only for the benefit of Mr. Bhusri and the remaining shares are held by Greylock XI Principals in nominee form only for the benefit of other persons, and (ix) 70,111,206 shares of Class B common stock subject to a voting agreement entered into by Messrs. Duffield and Bhusri. Mr. Bhusri has voting and dispositive power with regard to the shares held by the Aneel Bhusri Grantor Retained Annuity Trust DTD September 13, 2011 and shares held by Anna Bhusri. Mr. Bhusri is a managing partner of Greylock XI GP Limited Partnership (Greylock XI GP) which has voting and dispositive power with regard to the shares held by Greylock XI and Greylock XI-A. Mr. Bhusri has voting and dispositive power only with respect to the 54,638 shares that are held by Greylock XI Principals in nominee form, and does not have voting or dispositive power over the remaining shares held by Greylock XI Principals in nominee form. Mr. Bhusri disclaims beneficial ownership with respect to the remaining shares held by Greylock XI Principals in nominee form.

(4)

Includes (i) 48,000 shares of Class B common stock held directly by Mr. Shaughnessy, and (ii) 222,000 shares of Class B common stock issuable to Mr. Shaughnessy pursuant to options exercisable within 60 days of August 31, 2012.

(5)

Includes (i) 420,327 shares of Class B common stock held by The Michael Alan Stankey Grantor Retained Annuity Trust, (ii) 420,327 shares of Class B common stock held by The Therese Annette Coons Grantor Retained Annuity Trust, and (iii) 2,684,346 shares of Class B common stock issuable to Mr. Stankey pursuant to options exercisable within 60 days of August 31, 2012. Mr. Stankey is a limited partner in Greylock XI, as reflected in footnote 12.

(6)

Includes (i) 594,623 shares of Class B common stock held directly by Mr. Battle, of which 170,000 shares of Class B common stock may be repurchased by us at the original exercise price within 60 days of August 31, 2012, (ii) 22,624 shares of Class B common stock held by Catherine McNelley, (iii) 22,624 shares of Class B common stock held by Emily Battle, (iv) 22,624 shares of Class B common stock held by Daniel Battle, (v) 40,000 shares of Class A common stock to be purchased and held jointly by Mr. Battle and Hilary Perkins in this offering, (vi) 40,000 shares of Class A common stock to be purchased by Mr. Battle in this offering, (vii) 15,000 shares of Class A common stock to be purchased by the Battle Family Foundation in this offering, (viii) 4,000 shares of Class A common stock to be purchased by Catherine McNelley in this offering, (ix) 4,000 shares of Class A common stock to be purchased by Emily Battle in this offering, and (x) 4,000 shares of Class A common stock to be purchased by Daniel Battle in this offering. Mr. Battle has voting and dispositive power with regard to the shares held by Catherine McNelley, Emily Battle, Daniel Battle and the Battle Family Foundation. Mr. Battle is a limited partner in Greylock XI, as reflected in footnote 12.

(7)

Consists of (i) 165,000 shares of Class B common stock issuable to Ms. Davies pursuant to options exercisable within 60 days of August 31, 2012, and (ii) 70,000 shares of Class A common stock to be purchased by Ms. Davies in this offering.

(8)

Includes (i) 28,165 shares of Class B common stock held directly by Mr. McNamara, (ii) 180,000 shares of Class B common stock issuable to Mr. McNamara pursuant to options exercisable within 60 days of August 31, 2012, (iii) 2,000 shares of Class B common stock held by Kylie McNamara, (iv) 135,000 shares of Class A common stock to be purchased by Mr. McNamara in this offering, (v) 2,000 shares of Class A common stock to be purchased by Kylie McNamara in this offering, and (vi) 65,000 shares of Class A common stock to be purchased by Flextronics International USA, Inc. 2005 Senior Executive Deferred Compensation Plan dated June 30, 2005 (Flextronics Trust) in this offering. Mr. McNamara has voting and dispositive power with regard to the shares held by Kylie McNamara. Flextronics International, Ltd. (Flextronics) holds a warrant to purchase 1,350,000 shares of Class B common stock. Mr. McNamara does not have voting and dispositive power with regard to the warrant shares held by Flextronics or the shares held by the Flextronics Trust.

(9)

Includes (i) 6,963,637 shares of Class B common stock held by New Enterprise Associates 13, L.P. (NEA 13), and (ii) 6,963,636 shares of Class B common stock held by New Enterprise Associates 12, Limited Partnership (NEA 12), in each case as reflected in footnote 13 below. Mr. Sandell, a member of our board of directors, is a director of NEA 13 GP, LTD (NEA 13 LTD) and manager of NEA 12 GP, LLC (NEA 12 LLC), and has shared voting and dispositive power with regard to the shares directly held by NEA 13 and NEA 12, respectively.

(10)

Includes (i) 245,784 shares of Class B common stock held by Still Family Partners, a California Limited Partnership (Still Family Partners) Formed 3-26-1996, (ii) 220,000 shares of Class B common stock issuable to Mr. Still pursuant to options exercisable within 60 days of August 31, 2012, (iii) 250,000 shares of Class A common stock to be purchased by Mr. Still in this offering, and (iv) 13,000 shares of Class A common stock to be purchased by Still Family Partners in this offering. Mr. Still has voting and dispositive power with regard to the shares held by Still Family Partners. The amount also reflects 36,000 shares of Class B common stock purchased by Still Family Partners subsequent to August 31, 2012 as described in “Certain Relationships and Related Party Transactions—Right of First Refusal.”

(11)

Includes (i) 119,730,031 shares of Class B common stock as reflected in footnotes 2 through 10, (ii) 763,123 shares of Class B common stock held directly by an officer who is not a named executive officer of which 650,000 shares may be repurchased by us at the original exercise price within 60 days of August 31, 2012, and (iii) 150,000 shares of restricted Class B common stock held directly by an officer who is not a named executive officer which may be subject to forfeiture within 60 days of August 31, 2012. The total number of shares of Class A common stock includes the shares described in footnotes 6 and 10.

(12)

Includes (i) 13,300,967 shares of Class B common stock held by Greylock XI, (ii) 370,554 shares of Class B common stock held by Greylock XI-A, and (iii) 1,519,057 shares of Class B common stock held as nominee only by Greylock XI Principals, of which 54,638 shares are held in nominee form only for the benefit of Aneel Bhusri (our chairman and co-Chief Executive Officer) and the remaining shares are held by Greylock XI Principals in nominee form only for the benefit of other persons. Greylock XI GP is the sole general partner of each of Greylock XI and Greylock XI-A. The shares held by Greylock XI Principals are held in nominee form only and as a result, Greylock XI Principals does not have voting or dispositive power over these shares. Greylock XI, Greylock XI-A and Greylock XI Principals disclaim beneficial ownership with respect to all the shares Greylock XI Principals holds in nominee form. The address for these entities is 2550 Sand Hill Road, Menlo Park, CA 94025. The Duffield Trust, Mr. Battle and Mr. Stankey are limited partners in Greylock XI.

(13)

Includes (i) 6,963,637 shares of Class B common stock held by NEA 13, as reflected in footnote 9 above, (ii) 6,963,636 shares of Class B common stock held by NEA 12, as reflected in footnote 9 above, and (iii) 12,121 shares of Class B common stock held by NEA Ventures 2009, L.P. (Ven 2009). The shares directly held by NEA 13 are indirectly owned by NEA Partners 13, L.P. (NEA Partners 13), the sole general partner of NEA 13, NEA 13 LTD, the sole general partner of NEA Partners 13 and each of the individual directors of NEA 13 LTD. The individual directors (collectively, the Directors) of NEA 13 LTD are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Patrick J. Kerins, Krishna “Kittu” Kolluri, C. Richard Kramlich, David M. Mott, Charles W. Newhall III, Mark W. Perry, Scott D. Sandell (a member of our board of directors), Ravi Viswanathan and Harry R. Weller. The shares directly held by NEA 12 are indirectly owned by NEA Partners 12, Limited Partnership (NEA Partners 12), the sole general partner of NEA 12, NEA 12 LLC, the sole general partner of NEA Partners 12 and each of the individual managers of NEA 12 LLC. The individual managers (collectively, the Managers) of NEA 12 LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Patrick J. Kerins, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles W. Newhall III, Mark W. Perry and Scott D. Sandell (a member of our board of directors). The shares directly held by Ven 2009 are indirectly held by Karen P. Welsh, the general partner of Ven 2009. NEA 13, NEA Partners 13, NEA 13 LTD and the individual NEA13 Directors share voting and dispositive power with regard to the shares directly held by NEA 13. NEA Partners 12, NEA 12, NEA 12 LLC and the individual NEA 12 Managers share voting and dispositive power with regard to the shares directly held by NEA 12. Karen P. Welsh, the general partner of Ven 2009, has voting and dispositive power with regard to the shares directly held by Ven 2009. The address for these partnerships is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

DESCRIPTION OF CAPITAL STOCK

A description of our capital stock and the material terms and provisions of our restated certificate of incorporation and restated bylaws that will be in effect at the closing of our initial public offering and affecting the rights of holders of our capital stock is set forth below. The forms of our restated certificate of incorporation and our restated bylaws adopted in connection with our initial public offering are filed as exhibits to the registration statement relating to this prospectus.

Upon the completion of this offering, our restated certificate of incorporation will provide for two classes of common stock: Class A common stock and Class B common stock. In addition, our restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of 1,000,000,000 shares, all with a par value of $0.001 per share, of which:

•	750,000,000 shares are designated Class A common stock;

•	240,000,000 shares are designated Class B common stock; and

•	10,000,000 shares are designated preferred stock.

As of July 31, 2012, and after giving effect to the automatic conversion of all of our outstanding preferred stock into Class B common stock in connection with our initial public offering, there were outstanding:

•	No shares of our Class A common stock;

•	137,540,031 shares of our Class B common stock held by approximately 630 stockholders;

•	30,499,933 shares issuable upon exercise of outstanding stock options; and

•	1,350,000 shares issuable upon exercise of warrants.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for more information.

Voting Rights

The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by our restated certificate of incorporation or law. Delaware law could require either holders of our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

•

If we were to seek to amend our restated certificate of incorporation to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•

If we were to seek to amend our restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our certificate of incorporation will require the approval of a majority of our outstanding Class B common stock voting as a separate class of any transaction that would result in a change in control of our company and the approval of a majority of our outstanding Class B common stock voting as a separate class for issuances of preferred stock.

Stockholders do not have the ability to cumulate votes for the election of directors. Our restated certificate of incorporation and restated bylaws that will be in effect at the closing of our initial public offering will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the closing of our initial public offering, except for certain permitted transfers described in our restated certificate of incorporation, including transfers to any “permitted transferee” as defined in our restated certificate of incorporation, which includes, among others, transfers:

•

to trusts, corporations, limited liability companies, partnerships, foundations or similar entities established by a Class B stockholder or a founder’s estate, or the estate of a founder itself, provided that:

•

such transfer is to entities established by a Class B stockholder (other than a founder, an entity established by a founder or a founder’s estate) where the Class B stockholder retains the exclusive right to vote and direct the disposition of the shares of Class B common stock; or

•

such transfer is to entities established by Mr. Duffield or Mr. Bhusri, his estate or an entity established by him or his estate, where he or a designated proxy holder under the voting agreement described in under the heading “—Voting Agreement” retains exclusive right to vote the shares of Class B common stock; and

in either case such transfer does not involve payment of cash, securities, property or other consideration to the Class B Stockholder; or

•

to a founder, provided that the distribution of Class B Common Stock is made by a venture capital or other investment fund and does not involve any payment of cash, securities, property or other consideration (other than the founder’s interest in such venture capital or investment fund).

Once converted into Class A common stock, a share of Class B common stock may not be reissued.

All the outstanding shares of Class A and Class B common stock will convert automatically into shares of a single class of common stock upon the earliest to occur of the following: (i) upon the election of the holders of a majority of the then outstanding shares of Class B common stock, (ii) the date when the number of outstanding shares of Class B common stock represents less than 9% of all outstanding shares of Class A and Class B common stock, (iii) the date that is 20 years from the date of this prospectus or (iv) nine months after the death of the last to die of David A. Duffield and Aneel Bhusri. Following such conversion, each share of common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into a single class of common stock, the Class A and Class B common stock may not be reissued.

Voting and Stock Restriction Agreements

Mr. Duffield and Mr. Bhusri, our co-founders, have entered into a voting agreement with each other and a stock restriction agreement with each other and us, which will remain in effect after the completion of this offering. The agreements will apply to all Class B common stock beneficially owned from time to time by our co-founders and each of their permitted transferees described above, which will represent approximately 67% of the outstanding voting power of our capital stock immediately after our initial public offering.

Under the voting agreement, each of Mr. Duffield and Mr. Bhusri has granted a proxy holder the right to exercise all of the voting and consent rights of his and his permitted transferee’s Class B common stock following his death or during his incapacity. Initially, Mr. Duffield has designated Mr. Bhusri as his designated proxy holder, and Mr. Bhusri has designated Mr. Duffield as his designated proxy holder, and such designations have been approved by our board of directors. Each co-founder will have the right during his lifetime to remove his designated proxy holder and replace him with a new proxy holder approved by our board of directors. In the event that there is no proxy holder approved by our board of directors for the Class B common stock subject to the voting agreement, the voting and consent rights of such Class B common stock will be exercised by our board of directors acting by majority vote. Upon the death or incapacity of a co-founder, his designated proxy holder will have an irrevocable proxy to vote or otherwise consent to any matters in respect of the deceased or incapacitated co-founder’s Class B common stock.

After a co-founder’s death or incapacity, the stock restriction agreement will restrict that co-founder and his permitted transferees from transferring any Class B common stock to a transferee that would own more than 10% of our Class A common stock following such transfer, excluding transfers to each other and transfers to permitted transferees. After a co-founder’s death or incapacity, that co-founder and his permitted transferees will be restricted from converting any Class B common stock into Class A common stock, unless he transfers his entire economic interest in those shares of Class B common stock. The holders of the Class B common stock, including Mr. Duffield and Mr. Bhusri, may at any time vote in favor of converting all of the Class A and Class B common stock into a single class of common stock.

The agreements will terminate upon the earliest to occur of the following: (i) the conversion of the Class A and Class B common stock into a single class of common stock, or (ii) the time at which neither co-founder nor any of their permitted transferees beneficially owns any Class B common stock. The voting agreement may not be unilaterally terminated by Mr. Duffield or Mr. Bhusri and the stock restriction agreement may not be unilaterally terminated by us, Mr. Duffield or Mr. Bhusri.

Preferred Stock

Upon the closing of our initial public offering, no shares of preferred stock will be outstanding, but we will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our Class A stockholders. Our board of directors, subject to the approval of a majority of holders of our Class B common stock, may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Class A common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our Class A common stock and the voting and other rights of the holders of Class A common stock. We have no current plan to issue any shares of preferred stock.

Options

As of July 31, 2012, we had options to purchase 30,499,933 shares of our Class B common stock outstanding.

Registration Rights

After our initial public offering, certain holders of shares of our Class B common stock outstanding as of July 31, 2012 will be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our Amended and Restated Investors’ Rights Agreement dated as of October 13, 2011 (IRA), and are described in additional detail below. We, along with Messrs. Duffield, Bhusri, Battle, McNamara, Peek, Sandell and Still or their affiliated entities, as well as certain other parties, are parties to the IRA. We originally entered into the IRA in connection with our Series A financing in April 2005 and it was amended in each of our future preferred stock financing rounds. The IRA was most recently amended in October 2011.

Demand Registration Rights

Under our IRA, upon the written request of certain of the holders of the registrable securities then outstanding that we file a registration statement under the Securities Act with an anticipated aggregate price to the public of at least $15 million, we will be obligated to use our commercially reasonable efforts to register the sale of all registrable securities that holders may request in writing to be registered within 20 days of the mailing of a notice by us to all holders of such registration. The demand registration rights may not be exercised until six months after our initial public offering or April 13, 2014, whichever is earlier. We are required to effect no more than two registration statements which are declared or ordered effective, subject to certain exceptions. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be detrimental to us, and we are not required to effect the filing of a registration statement during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending on a date 180 days following the effective date of, a registration initiated by us.

Piggyback Registration Rights

If we register any of our securities for public sale, we will have to use all commercially reasonable efforts to register all registrable securities that the holders of such securities request in writing be registered within 20 days of mailing of notice by us to all holders of the proposed registration. However, this right does not apply to a registration relating to any of our stock plans, the offer and sale of debt securities, a corporate reorganization or other transaction under Rule 145 of the Securities Act, or a registration on any registration form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to 10% of the total shares covered by the registration statement, unless such offering is our initial public offering, in which case, these holders may be excluded if the underwriters determine that the sale of their shares may jeopardize the success of the offering.

Form S-3 Registration Rights

The holders of the registrable securities can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $5 million. We are required to file no more than one registration statement on Form S-3 upon exercise of these rights per six-month period, subject to certain exceptions. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be detrimental to us.

Registration Expenses

We will pay all expenses incurred in connection with each of the registrations described above, except for underwriting discounts and commissions. However, we will not pay for any expenses of any demand or Form S-3 registration if the request is subsequently withdrawn at the request of a majority of the holders of the registrable securities to be registered, subject to limited exceptions.

Expiration of Registration Rights

The registration rights described above will survive our initial public offering and will terminate as to any stockholder at such time as all of such stockholders’ securities (together with any affiliate of the stockholder with whom such stockholder must aggregate its sales) could be sold without compliance with the registration requirements of the Securities Act pursuant to Rule 144 or following a deemed liquidation event under our current restated certificate of incorporation, but in any event no later than the two-year anniversary of our initial public offering.

Anti-Takeover Provisions

So long as the outstanding shares of our Class B common stock represent a majority of the combined voting power of common stock, Mr. Duffield and Mr. Bhusri will effectively control all matters submitted to our stockholders for a vote, as well as the overall management and direction of our company, which will have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

After such time as the shares of our Class B common stock no longer represent a majority of the combined voting power of our common stock, the provisions of Delaware law, our restated certificate of incorporation and our restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

Upon the closing of our initial public offering, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•

Separate Class B Vote for Change in Control Transactions. As described above in “—Common Stock—Voting Rights,” any transaction that would result in a change in control of our company will require the approval of a majority of our outstanding Class B common stock voting as a separate class. This provision could delay or prevent the approval of a change in control that might otherwise be approved by a majority of outstanding shares of our Class A and Class B common stock voting together on a combined basis.

•

Dual Class Stock. As described above in “—Common Stock—Voting Rights,” our restated certificate of incorporation provides for a dual class common stock structure, which provides our co-founders and co-CEOs with the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock. These matters include the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. Current investors, executives and employees will also have the ability to exercise significant influence over those matters.

•

Supermajority Approvals. Our restated certificate of incorporation and restated bylaws initially do not provide that certain amendments to our restated certificate of incorporation or restated bylaws by stockholders will require the approval of two-thirds of the combined vote of our then-outstanding shares of Class A and Class B common stock. However, when the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of common stock, certain amendments to our restated certificate of incorporation or restated bylaws by stockholders will require the approval of two-thirds of the combined vote of our then-outstanding shares of Class A and Class B common stock. This will have the effect of making it more difficult to amend our restated certificate of incorporation or restated bylaws to remove or modify any existing provisions.

•

Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws initially provide that our board of directors or stockholders may fill vacant directorships. However, when the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of common stock, our restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors is set only by resolution adopted by a majority vote of our entire board of directors. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•

Classified Board. Our restated certificate of incorporation and restated bylaws provide that our board of directors will be classified into three classes of directors, each of whom will hold office for a three-year term. In addition, directors may only be removed from the board of directors for cause and only by the affirmative vote of the holders of at least a majority of the voting power of the then outstanding shares of our Class A and Class B common stock. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

•

Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation initially provides that stockholders will be able to take action by written consent. However, when the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of our common stock, our stockholders will no longer be able to take action by written consent, and will only be able to take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our co-chief executive officers or our president.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

•

Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the holders of Class A common stock, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors and approved by a majority of the holders of Class B common stock. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Choice of Forum

Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Listing

Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol “WDAY.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Co.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for shares of our Class A common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

After our initial public offering, we will have outstanding 22,750,000 shares of our Class A common stock and 137,540,031 shares of our Class B common stock, based on the number of shares outstanding as of July 31, 2012. This includes 22,750,000 shares of Class A common stock that we are selling in our initial public offering, which shares may be resold in the public market immediately (other than the up to 650,000 shares to be purchased by our directors in this offering), and assumes no additional exercise of outstanding options other than as described elsewhere in this prospectus.

The remaining 137,540,031 shares of common stock that are not sold in our initial public offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

In addition, substantially all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock until at least 181 days after the date of this prospectus, as described below. As a result of these agreements and the provisions of our investors’ rights agreement described above under “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an offering date of October 11, 2012, 137,540,031 shares will be available for sale in the public market as follows:

•

Beginning on the date of this prospectus, the 22,750,000 shares sold in this offering will be immediately available for sale in the public market (other than the up to 650,000 shares to be purchased by our directors in this offering);

•

Beginning 181 days after the date of this prospectus, subject to extension as described in “Underwriting” below, 137,540,031 additional shares and shares purchased by our directors in this offering will become eligible for sale in the public market, of which approximately 112,726,808 shares and shares purchased by our directors in this offering will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	The remainder of the shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of Class A common stock then outstanding, which will equal approximately 227,500 shares immediately after our initial public offering, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of our initial public offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements and Market Stand-Off Provisions

Our officers, directors, and stockholders holding substantially all of our outstanding capital stock have agreed with the underwriters not to dispose of any of our common stock or securities convertible into or exchangeable for shares of our common stock during the 180-day period following the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. In addition, substantially all holders of our common stock and options have previously entered into market stand-off agreements with us not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock for a period that extends until 181 days after the date of this prospectus, subject to extension as described in “Underwriting” below.

After the offering, our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

See “Underwriting” for a more complete description of the lock-up agreements with the underwriters.

Registration Rights

Upon the closing of our initial public offering, holders of 97,976,089 shares of our Class B common stock will be entitled to rights with respect to the registration of the sale of the Class A common stock into which these shares are convertible under the Securities Act. Registration of the sale of these shares under the Securities Act would result in these shares converting into Class A common stock and becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding, as well as reserved for future issuance, under our stock plans. We expect to file this registration statement as soon as practicable after our initial public offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

This section summarizes the material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock by “non-U.S. holders” (defined below) pursuant to this offering. This summary does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. The information provided below is based upon provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions currently in effect. These authorities may change at any time, possibly retroactively, or the Internal Revenue Service (IRS), might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below.

For purposes of this summary, a “non-U.S. holder” is any holder of our Class A common stock, other than a partnership, that is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state therein or the District of Columbia;

•

a trust if it (i) is subject to the primary supervision of a U.S. court and one of more U.S. persons have authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. income tax regardless of source.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock. If a partnership or other pass-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Any partner in a partnership or owner of a pass-through entity holding shares of our common stock should consult its own tax advisor.

This discussion assumes that a non-U.S. holder will hold our common stock as a capital asset (generally, property held for investment). The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, if the investor is a former citizen or long-term resident of the United States, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid U.S. federal income tax, real estate investment trust, regulated investment company, dealer in securities or currencies, financial institution, tax-exempt entity, insurance company, person holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, trader in securities that elects to use a mark-to-market method of accounting, person liable for the alternative minimum tax, person who acquired our common stock as compensation for services, or partner in a partnership or beneficial owner of a pass-through entity that holds our common stock. Finally, the summary does not describe the effects of any applicable foreign, state or local laws, or, except to the extent discussed below, the effects of any applicable gift or estate tax laws.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Dividends

We do not expect to declare or pay any dividends on our Class A common stock in the foreseeable future. If we do pay dividends on shares of our Class A common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our Class A common stock. See “—Sale of Class A Common Stock.”

Any dividend paid to a non-U.S. holder on our Class A common stock will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Sale of Class A Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our Class A common stock unless:

•

the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act (FIRPTA) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if beneficially owned by a non-U.S. holder that actually or constructively owned more than 5% of our outstanding common stock at some time within the five-year period preceding the disposition.

If any gain from the sale, exchange or other disposition of our Class A common stock, (i) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject also to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our Class A common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on Class A common stock generally will not be subject to backup withholding, so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described under “Dividends” will satisfy the certification requirements necessary to avoid the backup withholding tax as well. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our Class A common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our Class A common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell our common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of Class A common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Recent legislation and administrative guidance generally imposes withholding at a rate of 30% on payments to certain foreign entities of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. These withholding requirements are expected to be phased in for dividend payments made on or after January 1, 2014, and for payments of gross proceeds of dispositions of U.S. common stock made on or after January 1, 2015. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	7,962,500
Goldman, Sachs & Co.	6,825,000
Allen & Company LLC	3,412,500
J.P. Morgan Securities LLC	3,071,250
Cowen and Company, LLC	341,250
JMP Securities LLC	341,250
Pacific Crest Securities LLC	341,250
Wells Fargo Securities, LLC	341,250
Canaccord Genuity Inc.	113,750

Total	22,750,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $1.008 a share under the initial public offering price. Any underwriter may allow a concession not in excess of $1.008 a share to other underwriters or to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representative. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,412,500 additional shares of Class A common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 3,412,500 shares of our Class A common stock.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$28.00	$637,000,000	$732,550,000
Underwriting discounts and commissions paid by us	$1.68	$38,220,000	$43,953,000
Proceeds, before expenses, to us	$26.32	$598,780,000	$688,597,000

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $3.3 million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our Class A common stock.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

Our Class A common stock has been approved for listing on the New York Stock Exchange under the trading symbol “WDAY.”

We, all of our directors and officers and substantially all of our stockholders have agreed with Morgan Stanley & Co., LLC and Goldman, Sachs & Co. that we and they will not, during the 180-day period following the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock, Class B common stock or other securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock; or

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock or Class B common stock, whether any such transaction described in these first two bullets is to be settled by delivery of Class A common stock, Class B common stock or such other securities, in cash or otherwise; or

•

in our case, file any registration statement with the SEC relating to the offering of any shares of Class A common stock, Class B common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock.

The foregoing may be waived by Morgan Stanley & Co., LLC and Goldman, Sachs & Co. The restrictions described in the immediately preceding paragraph shall not apply to:

•

transactions by a security holder relating to shares of Class A common stock, Class B common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of Class A common stock, Class B common stock or other securities acquired in such open market transactions;

•	the sale of shares of Class A common stock pursuant to the underwriting agreement;

•

transfers of shares of Class A common stock, Class B common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock by a security holder (i) as a bona fide gift, or gifts, (ii) to an immediate family member or a trust for the direct or indirect benefit of the security holder, or (iii) by will or intestacy;

•

transfers or distributions of shares of Class A common stock or Class B common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock by a (i) security holder that is a corporation, partnership or other business entity (A) to another corporation, partnership or other business entity that controls, is controlled by or managed by or is under common control with such security holder or (B) as part of a distribution to an equity holder of such security holder or to the estate of any such equity holder or (ii) in the case of a security holder which is a trust, transfers of shares of Class A common stock, Class B common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock to a trustor or beneficiary of the trust or to the estate of such beneficiary;

•

the exercise of options granted under our 2005 Stock Plan or 2012 Equity Incentive Plan, in each case by a security holder provided that the shares of Class A common stock or Class B common stock delivered upon such exercise are subject to the restrictions set forth above and either (i) such exercise occurs prior to the date of the preliminary prospectus or (ii) no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with such exercise;

•

the sale or issuance of or entry into an agreement to sell or issue shares of Class A common stock or Class B common stock in connection with the Company’s acquisition of one or more businesses, products or technologies (whether by means of merger, stock purchase, asset purchase or otherwise) or in connection with joint ventures, commercial relationships or other strategic transactions provided that the shares of Class A common stock or Class B common stock delivered upon such exercise are subject to the restrictions set forth above; provided, further, that the aggregate number of shares of Class A common stock or Class B common stock that the Company may sell or issue or agree to sell or issue shall not exceed 5% of the total number of shares of Class A common stock or Class B common stock issued and outstanding immediately following the completion of this offering;

•

the issuance or grant by us of shares, or options to purchase shares of, common stock pursuant to our stock plans described in this prospectus, provided that the recipient of such services or options shall sign and deliver a copy of the lock-up agreement to the extent such shares or options become vested during the applicable restricted period provided that the shares of Class A common stock or Class B common stock delivered upon such exercise are subject to the restrictions set forth above;

•

the exercise of warrants outstanding described in this prospectus, provided that the shares of Class A common stock or Class B common stock delivered upon such exercise are subject to the restrictions set forth above and no filing under Section 16(a) of the Exchange Act is required or voluntarily made during the applicable restricted period;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class A common stock or Class B common stock, provided that such plan does not provide for the transfer of Class A common stock or Class B common stock during the 180-day restricted period; and

•	the filing by us of a registration statement on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an employee benefit plan in effect on the date of this prospectus.

provided that in the case of any transfer or distribution pursuant to the third and fourth bullets above, it shall be a condition of the transfer or distribution that each transferee, donee or distributee shall sign and deliver a copy of the lock-up agreement prior to or upon such transfer and no filing under Section 16(a) of the Exchange Act (other than, in the case of the third bullet above, a Form 5) reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be made voluntarily during the applicable restricted period.

The restricted period described in the preceding paragraphs is 180 days and will be automatically extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event unless the underwriters waive, in writing, such extension; provided, however, that no such extension of these restrictions shall apply from and after such date, if any, as FINRA has amended or repealed NASD Rule 2711(f)(4) (and any successor rule thereto), or has otherwise, subject to the reasonable satisfaction of the representatives, provided interpretive guidance regarding such rule, in each case, so as to eliminate or determine not to enforce the prohibition against any broker, dealer or member of a national securities association publishing or distributing any research report with respect to the securities of an “emerging growth company” prior to and after the expiration of any agreement between the broker, dealer or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date of the securities of the emerging growth company.

In order to facilitate our initial public offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in our initial public offering. In addition, to stabilize the price of the Class A common stock, the underwriters may bid for, and purchase, shares of Class A common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in the offering, if the syndicate repurchases previously distributed Class A common stock to cover syndicate short positions or to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

We and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in our initial public offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In October 2011, affiliates of Morgan Stanley & Co. LLC, one of the underwriters, purchased an aggregate of 1,508,296 shares of our Series F preferred stock in our Series F preferred stock financing for an aggregate purchase price of approximately $20.0 million and in December 2011, affiliates of Allen & Company LLC, one of the underwriters, purchased an aggregate of 226,245 shares of our Series F preferred stock for an aggregate purchase price of approximately $3.0 million. As part of the transaction, the affiliates entered into the Amended and Restated Investors’ Rights Agreement which is described in “Descriptions of Capital Stock—Registration Rights.”

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments (directly, as collateral securing other obligations or otherwise). The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In the ordinary course of business, we have sold, and may in the future sell, products or services to one or more of the underwriters or their respective affiliates in arms-length transactions on market competitive terms.

Pricing of the Offering

Prior to our initial public offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. Neither we nor the underwriters can assure investors that an active trading market for the shares will develop, or that after the offering the shares will trade in the public market at or above the initial public offering price.

Directed Share Program

At our request, the underwriters have reserved up to 1,600,000 shares, or 7.0%, of the Class A common stock offered by this prospectus for sale, at the initial public offering price, to our directors and certain other persons who are otherwise associated with us. Directors will be purchasing up to 650,000 shares as part of the directed share program, which will be subject to the 180-day lock-up restriction described above. The number of shares of our Class A common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares of our Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our Class A common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of securities to the public in that Member State, except that it may, with effect from and including such date, make an offer of securities to the public in that Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

at any time to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of securities to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571 Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Fenwick & West LLP, Mountain View, California. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Redwood City, California is acting as counsel to the underwriters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2010 and January 31, 2012 and for the years ended December 31, 2009 and 2010, the one month period ended January 31, 2011 and the year ended January 31, 2012, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon closing of our initial public offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

WORKDAY, INC.

Report of Ernst & Young, LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Workday, Inc.

We have audited the accompanying consolidated balance sheets of Workday, Inc. as of December 31, 2010 and January 31, 2012, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for the years ended December 31, 2009 and 2010, the one month period ended January 31, 2011 and the year ended January 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Workday, Inc. at December 31, 2010 and January 31, 2012, and the consolidated results of its operations and its cash flows for the years ended December 31, 2009 and 2010, the one month period ended January 31, 2011 and the year ended January 31, 2012 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Francisco, California

June 28, 2012

WORKDAY, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31, 2010	January 31, 2012	July 31, 2012	Pro Forma Stockholders’ Deficit July 31, 2012
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$30,887	$57,529	$36,741
Marketable securities	4,498	53,634	85,910
Accounts receivable, net of allowance for doubtful accounts of $93 at December 31, 2010, $261 at January 31, 2012, and $513 at July 31, 2012 (unaudited)	21,364	54,467	68,481
Deferred costs	6,574	9,450	8,284
Prepaid expenses and other current assets	3,952	8,092	10,481

Total current assets	67,275	183,172	209,897

Property and equipment, net	12,896	25,861	29,406
Deferred costs, noncurrent	11,482	13,156	15,489
Goodwill and intangible assets, net	8,676	8,578	8,532
Other assets	276	1,871	3,831

Total assets	$100,605	$232,638	$267,155

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$1,145	$2,730	$3,366
Accrued expenses and other current liabilities	3,641	6,808	14,285
Accrued compensation	9,348	13,891	18,102
Capital leases	—	3,561	5,128
Capital leases with related party	1,665	3,514	3,091
Deferred revenue	55,541	114,734	151,602

Total current liabilities	71,340	145,238	195,574

Capital leases, noncurrent	—	6,594	7,149
Capital leases with related party, noncurrent	2,495	2,047	719
Deferred revenue, noncurrent	41,863	73,363	95,869
Other liabilities	6,991	10,051	14,221

Total liabilities	122,689	237,293	313,532
Commitments and contingencies (Note 7)

Redeemable convertible preferred stock, $0.001 par value; 24,250,000 and 30,504,545 shares authorized as of December 31, 2010 and January 31, 2012; 22,954,545 and 30,389,694 shares issued and outstanding as of December 31, 2010 and January 31, 2012 with liquidation preference of $174,340 as of January 31, 2012; and 30,504,545 shares authorized, 30,389,694 shares issued and outstanding with liquidation preference of $174,340 as of July 31, 2012 (unaudited); no shares authorized, issued and outstanding pro forma (unaudited)	75,555	170,906	171,313	$—
Stockholders’ deficit:
Convertible preferred stock, $0.001 par value; 67,599,995 and 67,586,395 shares authorized as of December 31, 2010 and January 31, 2012; 67,586,395 shares issued and outstanding as of December 31, 2010 and January 31, 2012 with liquidation preference of $93,716 as of January 31, 2012 and 67,586,395 shares authorized, issued and outstanding with liquidation preference of $93,716 as of July 31, 2012 (unaudited); no shares authorized, issued and outstanding pro forma (unaudited)	68	68	68	—

Common stock, $0.001 par value; 150,000,000 and 200,000,000 shares authorized as of December 31, 2010 and January 31, 2012; 27,555,631 and 35,924,375 shares issued and outstanding as of December 31, 2010 and January 31, 2012 (including 1,274,750 and 2,926,650 shares, subject to repurchase, legally issued and outstanding as of December 31, 2010 and January 31, 2012); 200,000,000 shares authorized as of July 31, 2012 (unaudited) and 990,000,000 shares pro forma (unaudited), 39,563,942 and 137,540,031 shares issued and outstanding as of July 31, 2012 (unaudited) and pro forma (unaudited) (including 3,393,190 shares, subject to repurchase, legally issued and outstanding as of July 31, 2012 (unaudited) and pro forma (unaudited)

	26	33	35	133
Additional paid-in capital	98,965	106,457	111,647	282,930
Accumulated other comprehensive income	3	3	25	25
Accumulated deficit	(196,701)	(282,122)	(329,465)	(329,465)

Total stockholders’ deficit	(97,639)	(175,561)	(217,690)	$(46,377)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$100,605	$232,638	$267,155

See Notes to Consolidated Financial Statements.

WORKDAY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31, 2009	Year Ended December 31, 2010	One Month Ended January 31, 2011	Year Ended January 31, 2012	Six Months Ended July 31,
					2011	2012
					(Unaudited)
Revenues	$25,245	$68,055	$7,282	$134,427	$54,819	$119,520

Costs and expenses(1):
Costs of revenues	20,505	39,864	3,904	65,368	27,359	53,355
Research and development	30,045	39,175	3,962	62,014	27,323	44,338
Sales and marketing	20,875	36,524	3,771	70,356	29,559	54,467
General and administrative	5,215	8,553	1,077	15,133	6,489	13,677

Total costs and expenses	76,640	124,116	12,714	212,871	90,730	165,837

Operating loss	(51,395)	(56,061)	(5,432)	(78,444)	(35,911)	(46,317)
Other income (expense), net	1,544	(57)	(8)	(1,018)	(331)	(672)

Loss before provision for (benefit from) income taxes	(49,851)	(56,118)	(5,440)	(79,462)	(36,242)	(46,989)
Provision for (benefit from) income taxes	91	97	10	167	70	(53)

Net loss	$(49,942)	$(56,215)	$(5,450)	$(79,629)	$(36,312)	$(46,936)

Accretion of redeemable convertible preferred stock	—	—	—	(342)	(13)	(407)

Net loss attributable to common stockholders	$(49,942)	$(56,215)	$(5,450)	$(79,971)	$(36,325)	$(47,343)

Net loss per share attributable to common stockholders, basic and diluted	$(2.28)	$(2.22)	$(0.20)	$(2.71)	$(1.27)	$(1.40)

Weighted-average shares used to compute net loss per share attributable to common stockholders	21,922	25,367	27,642	29,478	28,602	33,881

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)				$(0.65)		$(0.36)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders (unaudited)				122,140		131,857

(1)	Costs and expenses include share-based compensation as follows:

	Year Ended December 31, 2009	Year Ended December 31, 2010	One Month Ended January 31, 2011	Year Ended January 31, 2012	Six Months Ended July 31,
					2011	2012
					(Unaudited)
Costs of revenues	$79	$173	$16	$628	$234	$491
Research and development	272	556	47	1,124	444	927
Sales and marketing	187	310	28	839	300	869
General and administrative	358	663	102	1,591	667	1,441

See Notes to Consolidated Financial Statements.

WORKDAY, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31, 2009	Year Ended December 31, 2010	One Month Ended January 31, 2011	Year Ended January 31, 2012	Six Months Ended July 31,
					2011	2012
					(Unaudited)
Net loss	$(49,942)	$(56,215)	$(5,450)	$(79,629)	$(36,312)	$(46,936)
Other comprehensive income (loss):
Changes in foreign currency translation adjustment	(5)	9	1	9	5	(4)
Net change in unrealized gains (losses) on available-for-sale investments	315	6	1	(11)	—	26

Other comprehensive income (loss)	310	15	2	(2)	5	22

Comprehensive loss	$(49,632)	$(56,200)	$(5,448)	$(79,631)	$(36,307)	$(46,914)

See Notes to Consolidated Financial Statements.

WORKDAY, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share data)

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balances as of December 31, 2008	—	$—	67,599,995	$68	22,488,250	$22	$94,974	$(322)	$(90,544)	$4,198
Issuance of Series E redeemable convertible preferred stock, net of issuance costs	22,954,545	75,555	—	—	—	—	—	—	—	—
Forfeiture of Series C convertible preferred stock for option exercise	—	—	(13,600)	—	—	—	(34)	—	—	(34)
Issuance of common stock upon exercise of stock options	—	—	—	—	2,951,581	1	158	—	—	159
Vesting of early exercised stock options	—	—	—	—	—	—	281	—	—	281
Fair value of common stock warrants issued to customer	—	—	—	—	—	—	27	—	—	27
Share-based compensation	—	—	—	—	—	—	896	—	—	896
Adjustment for adoption of new accounting guidance related to uncertain tax positions	—	—	—	—	—	—	(68)	—	—	(68)
Other comprehensive income	—	—	—	—	—	—	—	310	—	310
Net loss	—	—	—	—	—	—	—	—	(49,942)	(49,942)

Balances as of December 31, 2009	22,954,545	$75,555	67,586,395	$68	25,439,831	$23	$96,234	$(12)	$(140,486)	$(44,173)
Issuance of common stock upon exercise of stock options	—	—	—	—	2,115,800	3	489	—	—	492
Vesting of early exercised stock options	—	—	—	—	—	—	334	—	—	334
Fair value of common stock warrants issued to customer	—	—	—	—	—	—	247	—	—	247
Share-based compensation	—	—	—	—	—	—	1,702	—	—	1,702
Adjustment for uncertain tax positions	—	—	—	—	—	—	(41)	—	—	(41)
Other comprehensive income	—	—	—	—	—	—	—	15	—	15
Net loss	—	—	—	—	—	—	—	—	(56,215)	(56,215)

Balances as of December 31, 2010	22,954,545	$75,555	67,586,395	$68	27,555,631	$26	$98,965	$3	$(196,701)	$(97,639)
Issuance of common stock upon exercise of stock options	—	—	—	—	509,850	1	138	—	—	139
Vesting of early exercised stock options	—	—	—	—	—	—	48	—	—	48
Share-based compensation	—	—	—	—	—	—	193	—	—	193
Other comprehensive income	—	—	—	—	—	—	—	2	—	2
Net loss	—	—	—	—	—	—	—	—	(5,450)	(5,450)

Balances as of January 31, 2011	22,954,545	$75,555	67,586,395	$68	28,065,481	$27	$99,344	$5	$(202,151)	$(102,707)
Issuance of Series F redeemable convertible preferred stock, net of issuance costs	7,435,149	95,009	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	—	—	7,758,894	6	2,536	—	—	2,542
Vesting of early exercised stock options	—	—	—	—	—	—	395	—	—	395
Grant of restricted stock award	—	—	—	—	100,000	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	4,182	—	—	4,182
Accretion of redeemable convertible preferred stock issuance costs	—	342	—	—	—	—	—	—	(342)	(342)
Other comprehensive loss	—	—	—	—	—	—	—	(2)	—	(2)
Net loss	—	—	—	—	—	—	—	—	(79,629)	(79,629)

Balances as of January 31, 2012	30,389,694	$170,906	67,586,395	$68	35,924,375	$33	$106,457	$3	$(282,122)	$(175,561)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	—	—	2,489,567	2	1,250	—	—	1,252
Vesting of early exercised stock options (unaudited)	—	—	—	—	—	—	212	—	—	212
Share-based compensation (unaudited)	—	—	—	—	—	—	3,728	—	—	3,728
Grant of restricted stock award, unaudited	—	—	—	—	1,150,000	—	—	—	—	—
Accretion of redeemable convertible preferred stock issuance costs (unaudited)	—	407	—	—	—	—	—	—	(407)	(407)
Other comprehensive income (unaudited)	—	—	—	—	—	—	—	22	—	22
Net loss (unaudited)	—	—	—	—	—	—	—	—	(46,936)	(46,936)

Balances as of July 31, 2012 (unaudited)	30,389,694	$171,313	67,586,395	$68	39,563,942	$35	$111,647	$25	$(329,465)	$(217,690)

See Notes to Consolidated Financial Statements.

WORKDAY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31, 2009	Year Ended December 31, 2010	One Month Ended January 31, 2011	Year Ended January 31, 2012	Six Months Ended July 31,
					2011	2012
					(Unaudited)
Cash flows from operating activities
Net loss	$(49,942)	$(56,215)	$(5,450)	$(79,629)	$(36,312)	$(46,936)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Depreciation and amortization	3,262	5,313	532	9,319	3,728	7,477
Gain on marketable securities	(1,027)	—	—	—	—	—
Share-based compensation	896	1,702	193	4,182	1,645	3,728
Amortization of deferred costs	3,437	4,909	558	7,099	3,271	5,586
Other items	46	636	5	60	30	30
Changes in operating assets and liabilities:
Accounts receivable	966	(14,520)	5,922	(39,025)	(17,728)	(14,014)
Deferred costs	(11,123)	(5,757)	(171)	(12,036)	(4,113)	(6,753)
Prepaid expenses and other assets	(739)	(1,540)	174	(4,909)	(2,002)	(4,349)
Accounts payable	(295)	274	(610)	2,195	812	326
Accrued and other liabilities	49	5,845	(3,205)	9,260	4,158	10,163
Deferred revenue	24,342	44,018	983	89,710	44,890	59,374

Net cash (used in) provided by operating activities	(30,128)	(15,335)	(1,069)	(13,774)	(1,621)	14,632
Cash flows from investing activities
Purchases of marketable securities	(51,001)	(20,862)	—	(63,282)	(9,427)	(85,940)
Maturities of marketable securities	—	31,885	750	13,086	3,601	52,940
Sales of marketable securities	40,703	4,806	—	—	—	—
Purchase of cost method investment	—	—	—	(1,000)	(1,000)	—
Purchases of property and equipment	(4,229)	(3,662)	(65)	(4,999)	(1,079)	(6,002)

Net cash (used in) provided by investing activities	(14,527)	12,167	685	(56,195)	(7,905)	(39,002)
Cash flows from financing activities
Proceeds from exercise of stock options	1,149	626	139	6,265	3,170	7,130
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	75,555	—	—	95,009	—	—
Principal payments on capital lease obligations	—	—	—	(943)	—	(1,791)
Principal payments on capital lease obligations with related party	—	(952)	(132)	(3,353)	(1,751)	(1,752)

Net cash (used in) provided by financing activities	76,704	(326)	7	96,978	1,419	3,587
Effect of exchange rate changes	(4)	9	2	8	6	(5)

Net increase (decrease) in cash and cash equivalents	32,045	(3,485)	(375)	27,017	(8,101)	(20,788)
Cash and cash equivalents at the beginning of period	2,327	34,372	30,887	30,512	30,512	57,529

Cash and cash equivalents at the end of period	$34,372	$30,887	$30,512	$57,529	$22,411	$36,741

Supplemental cash flow data
Cash paid for interest	$—	$221	$41	$898	$410	$587

Non-cash investing and financing activities:
Property and equipment acquired under capital leases—related party	$—	$5,112	$—	$4,886	$4,787	$—

Property and equipment acquired under capital leases	$—	$—	$—	$11,097	$3,008	$4,224

Accretion of redeemable convertible preferred stock	$—	$—	$—	$342	$14	$407

Vesting of early exercised stock options	$281	$334	$48	$395	$147	$212

See Notes to Consolidated Financial Statements.

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Organization and Description of Business

Workday is a leading provider of enterprise cloud-based applications for human capital management (HCM), payroll, financial management, time tracking, procurement and employee expense management. We achieved this leadership position through our innovative and adaptable technology, focus on the consumer Internet experience and cloud delivery model. Further, we believe we are the only company to provide this complete set of unified cloud-based applications to enterprises. Our applications are designed for global enterprises to manage complex and dynamic operating environments. We provide our customers highly adaptable, accessible and reliable applications to manage critical business functions that enable them to optimize their financial and human capital resources. We were incorporated in March 2005 in Nevada. In June 2012, we reincorporated in Delaware.

Note 2.    Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The consolidated financial statements include the results of Workday, Inc. and its wholly-owned subsidiaries.

Change in Fiscal Year End

We changed our fiscal year end from December 31 to January 31, commencing with our fiscal year ended January 31, 2012. As a result of the change, we have presented a one month transition period beginning January 1, 2011 and ending January 31, 2011 in the consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires us to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. These estimates include, but are not limited to, the determination of the relative selling prices for our services, the recoverability of deferred costs and certain assumptions used in the valuation of equity awards. Actual results could differ from those estimates and such differences could be material to our consolidated financial position and results of operations.

Unaudited Consolidated Interim Financial Information

The consolidated balance sheet as of July 31, 2012, the consolidated statements of operations, consolidated statements of comprehensive loss and the consolidated statements of cash flows for the six months ended July 31, 2011 and 2012 and the consolidated statement of redeemable convertible preferred stock and stockholders’ deficit for the six months ended July 31, 2012 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our financial position as of July 31, 2012 and the consolidated results of our operations, our comprehensive loss and our cash flows for the six months ended July 31, 2011 and 2012. The financial data and other information disclosed in these notes to the consolidated financial statements related to the six month periods are unaudited. The results of the six months ended July 31, 2012 are not necessarily indicative of the results to be expected for the year ending January 31, 2013.

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Unaudited Pro Forma Stockholders’ Deficit and Net Loss Per Share Attributable to Common Stockholders

Upon the effectiveness of the registration statement, all of the outstanding shares of redeemable convertible preferred stock and convertible preferred stock will automatically convert into shares of common stock. The July 31, 2012 unaudited pro forma stockholders’ deficit data has been prepared assuming the conversion of the redeemable convertible preferred stock and convertible preferred stock outstanding into 97,976,089 shares of common stock. Unaudited pro forma net loss per share attributable to common stockholders for the year ended January 31, 2012 and the six months ended July 31, 2012 has been computed to give effect to the automatic conversion of the redeemable convertible preferred stock and convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

Segment Information

Our chief operating decision maker reviews the financial information presented on a consolidated basis for purposes of allocating resources and evaluating our financial performance. Accordingly, we have determined that we operate in a single reporting segment, cloud applications.

Revenue Recognition

We derive our revenues primarily from subscription fees and from professional services fees, including training. We sell subscriptions to our cloud-based applications through contracts that are generally between three and five years in length. Our arrangements do not contain general rights of return. During the year ended December 31, 2009, we elected to retrospectively adopt Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements, from our inception.

Our subscription contracts do not provide customers with the right to take possession of the software supporting the applications and, as a result, are accounted for as service contracts.

We commence revenue recognition for our cloud-based applications and professional services when all of the following criteria are met:

•	There is persuasive evidence of an arrangement;

•	The service has been or is being provided to the customer;

•	Collection of the fees is reasonably assured; and

•	The amount of fees to be paid by the customer is fixed or determinable.

Subscription Revenues

Subscription revenues are recognized on a straight-line basis over the contractual term of the arrangement beginning on the date that our service is made available to the customer, provided revenue recognized does not exceed amounts that are invoiced and currently due. Amounts that have been invoiced and that are due are recorded in deferred revenue or revenues, depending on whether the revenue recognition criteria have been met.

Professional Services Revenues

Professional services revenues are generally recognized as the services are rendered for time and material contracts, or when any milestones are achieved and accepted by the customer for fixed price contracts. The

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

majority of our professional services contracts are on a time and materials basis. Training revenues are recognized as the services are performed.

Multiple Deliverable Arrangements

For arrangements with multiple deliverables, we evaluate whether the individual deliverables qualify as separate units of accounting. In order to treat deliverables in a multiple deliverable arrangement as separate units of accounting, the deliverables must have standalone value upon delivery. If the deliverables have standalone value upon delivery, we account for each deliverable separately and revenue is recognized for the respective deliverables as they are delivered. If one or more of the deliverables do not have standalone value upon delivery, the deliverables that do not have standalone value are generally combined with the final deliverable within the arrangement and treated as a single unit of accounting. Revenue for arrangements treated as a single unit of accounting is generally recognized over the period commencing upon delivery of the final deliverable and over the term of that deliverable.

Subscription contracts have standalone value as we sell the subscriptions separately. In determining whether professional services can be accounted for separately from subscription services, we consider the availability of the professional services from other vendors, the nature of our professional services and whether we sell our cloud-based applications to new customers without professional services. As of January 31, 2012, we did not have standalone value for the professional services related to the deployment of our financial management cloud-based application. This was because we had historically performed the majority of these services to support our customers’ deployment of this application. In the three months ended April 30, 2012, we determined that we had established standalone value for the deployment services related to our financial management cloud-based application. This was primarily because of the growing number of third party consultants that were trained and certified to perform these deployment services, the successful completion of a significant deployment engagement by a firm in our professional services ecosystem and the sale of several financial management cloud-based application subscription arrangements to customers without our deployment services. Because we established standalone value for our deployment services related to our financial management cloud-based application in the six months ended July 31, 2012, such service arrangements entered into after February 1, 2012 are being accounted for separately from subscription services.

When multiple deliverables included in an arrangement are separable into different units of accounting, the arrangement consideration is allocated to the identified separate units of accounting based on their relative selling price. Multiple deliverable arrangement accounting guidance provides a hierarchy to use when determining the relative selling price for each unit of accounting. Vendor-specific objective evidence (VSOE) of selling price, based on the price at which the item is regularly sold by the vendor on a standalone basis, should be used if it exists. If VSOE of selling price is not available, third-party evidence (TPE) of selling price is used to establish the selling price if it exists. VSOE and TPE do not currently exist for any of our deliverables. Accordingly, for arrangements with multiple deliverables that can be separated into different units of accounting, we allocate the arrangement fee to the separate units of accounting based on our best estimate of selling price. The amount of arrangement fee allocated is limited by contingent revenues, if any.

We determine our best estimate of selling price for our deliverables based on our overall pricing objectives, taking into consideration market conditions and entity-specific factors. We begin the evaluation of our best estimate of selling price by reviewing historical data related to sales of our deliverables, including comparing the percentages of our contract prices to our list prices. We also consider several other data points in our evaluation, including the size of our arrangements, the cloud applications sold, customer demographics and the numbers and types of users within our arrangements.

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Costs of Revenues

Costs of revenues primarily consist of costs related to providing our cloud applications, compensation and related expenses for data center and professional services staff, payments to outside service providers, data center and networking expenses, and depreciation expenses.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. Our cash and cash equivalents generally consist of investments in money market funds and commercial paper. Cash and cash equivalents are stated at fair value.

Marketable Securities

Our marketable securities consist of U.S. agency obligations, commercial paper, corporate securities, municipal securities and certificates of deposit. We classify our marketable securities as available-for-sale at the time of purchase and reevaluate such classification as of each balance sheet date. All marketable securities are recorded at their estimated fair value. Unrealized gains and losses for available-for-sale securities are recorded in other comprehensive income (loss). We evaluate our investments to assess whether those with unrealized loss positions are other than temporarily impaired. We consider impairments to be other than temporary if they are related to deterioration in credit risk or if it is likely we will sell the securities before the recovery of their cost basis. Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and are reported in other income (expense), net in the consolidated statements of operations.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts. The allowance for doubtful accounts is based on our assessment of the collectability of accounts. We regularly review the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each customer to determine whether a specific allowance is appropriate. Accounts receivable deemed uncollectable are charged against the allowance for doubtful accounts when identified. For all periods presented, the allowance for doubtful accounts activity was not significant.

Deferred Costs

Deferred costs include commissions earned by our sales force that can be associated specifically with a noncancelable cloud-based application services contract and direct costs related to professional services contracts accounted for together with a related cloud-based application services contract as a single unit of accounting.

Sales commissions are deferred when earned and amortized over the same period that revenues are recognized for the related noncancelable cloud-based application services contract. The commission payments are paid in full after the customer has paid for its first year of service. Direct professional services costs are deferred up until the commencement of revenue recognition of the single unit and then recognized when the related professional services revenues are recognized.

Amortization of deferred commissions and deferred professional services costs are included in sales and marketing and costs of revenues, respectively, in the accompanying consolidated statements of operations.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the leased assets or the lease term.

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Goodwill and Intangible Assets

We determine and allocate the purchase price of an acquired company to the tangible and intangible assets acquired and liabilities assumed as of a business combination date. Intangible assets with a finite life are amortized over their estimated useful lives. Goodwill is tested for impairment at least annually, and more frequently upon the occurrence of certain events. We completed our annual impairment test in our fourth quarter, which did not result in any impairment of the goodwill balance.

Deferred Revenue

Deferred revenue primarily consists of customer billings in advance of revenues being recognized from our cloud applications contracts. We invoice our customers for our cloud applications contracts in annual or multi-year installments. Our typical payment terms provide that customers pay a portion of the total arrangement fee within 30 days of the invoice date. Deferred revenue also includes certain deferred professional services fees that are accounted for as a single unit of accounting with cloud applications fees and are recognized as revenues over the same period as the related cloud applications contract. Deferred revenue that is anticipated to be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent.

Advertising Expenses

Advertising is expensed as incurred. Advertising expense was $2.1 million for the year ended December 31, 2009, $2.6 million for the year ended December 31, 2010, $0.1 million for the one month period ended January 31, 2011 and $3.9 million for the year ended January 31, 2012. Advertising expense was $1.8 million and $3.2 million for the six months ended July 31, 2011 and 2012, respectively.

Share-based Compensation

All share-based compensation to employees is measured based on the grant-date fair value of the awards and recognized in our consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award (generally the vesting period of the award). We estimate the fair value of stock options granted using the Black-Scholes option valuation model. Compensation expense is recognized over the vesting period of the applicable award using the straight-line method.

Compensation expense for non-employee stock options is calculated using the Black-Scholes option-pricing model and is recorded as the options vest. Options subject to vesting are required to be periodically revalued over their service period, which is generally the same as the vesting period.

Income Taxes

We record a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position.

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results. The provision for income taxes includes the effects of any accruals that we believe are appropriate, as well as the related net interest and penalties.

Warranties and Indemnification

Our cloud applications are generally warranted to perform materially in accordance with our online help documentation under normal use and circumstances. Additionally, our contracts generally include provisions for indemnifying customers against liabilities if our cloud applications contracts infringe a third party’s intellectual property rights or if a breach by us of our confidentiality obligations harms a third party. To date, we have not incurred any material costs as a result of those indemnifications and we have not accrued any liabilities related to these obligations in the accompanying consolidated financial statements. We have entered into service-level agreements with a majority of our customers warranting defined levels of uptime reliability and performance and permitting those customers to receive credits or refunds for prepaid amounts related to unused subscription services or to terminate their agreements in the event that we fail to meet those levels. To date, we have not experienced any significant failures to meet defined levels of reliability and performance as a result of those agreements and, accordingly, we have not accrued any liabilities related to these agreements in the consolidated financial statements.

Foreign Currency Exchange

The functional currency of our foreign subsidiaries is generally the U.S. dollar. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars for those entities that do not have U.S. dollars as their functional currency are recorded as part of a separate component of the consolidated statements of comprehensive loss. Foreign currency transaction gains and losses are included in the consolidated statements of operations for the period. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average exchange rate during the period. Equity transactions are translated using historical exchange rates.

Concentrations of Risk and Significant Customers

Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and accounts receivable. Although we deposit our cash with multiple financial institutions, our deposits, at times, may exceed federally insured limits.

One customer represented 25% and a second customer represented 10% of our total accounts receivable as of December 31, 2010. A third customer represented 14% of our total accounts receivable as of January 31, 2012. A fourth customer represented 11% and a fifth customer represented 10% of our total accounts receivable as of July 31, 2012.

During the year ended December 31, 2009, the year ended December 31, 2010, the one month period ended January 31, 2011 and the year ended January 31, 2012, 97%, 87%, 83% and 83%, respectively, of our revenues were generated by customers located in the United States. For the six months ended July 31, 2011 and 2012, 85% and 82% of our revenues were generated by customers located in the United States, respectively. No other country represented more than 10% of our revenues in any period.

No single customer represented over 10% of total revenues for any of the periods in the consolidated financial statements.

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

We serve our customers and users from data center facilities operated by third parties, located in Ashburn, Virginia; Lithia Springs, Georgia; Sacramento, California; Portland, Oregon; Dublin, Ireland; and Amsterdam, The Netherlands. We have internal procedures to restore services in the event of disasters at our current data center facilities. Even with these procedures for disaster recovery in place, our cloud applications could be significantly interrupted during the implementation of the procedures to restore services.

Recently Issued and Adopted Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-05, Comprehensive Income. The standard requires entities to have more detailed reporting of comprehensive income. The guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2011. We adopted this new guidance retrospectively on February 1, 2012.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement. The standard requires entities to change certain measurements and disclosures about fair value measurements. The amendments are effective during interim and annual periods beginning after December 15, 2011. We adopted this new guidance on February 1, 2012 and it did not have an impact on our consolidated financial statements.

Note 3.    Deferred Costs

Deferred costs consisted of the following (in thousands):

	December 31, 2010	January 31, 2012	July 31, 2012
			(Unaudited)
Current:
Deferred professional service costs	$4,319	$4,314	$2,433
Deferred sales commissions	2,255	5,136	5,851

Total	$6,574	$9,450	$8,284

Noncurrent:
Deferred professional service costs	$6,867	$4,712	$6,181
Deferred sales commissions	4,615	8,444	9,308

Total	$11,482	$13,156	$15,489

Note 4.    Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31, 2010	January 31, 2012	July 31, 2012
			(Unaudited)
Computers, equipment and software	$12,269	$15,738	$19,597
Computers, equipment and software acquired under capital leases	5,112	20,856	25,362
Furniture and fixtures	1,980	3,574	3,477
Leasehold improvements	3,340	4,560	5,712

Total	22,701	44,728	54,148
Less accumulated depreciation and amortization	(9,805)	(18,867)	(24,742)

Property and equipment, net	$12,896	$25,861	$29,406

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Depreciation expense totaled $3.1 million for the year ended December 31, 2009, $4.9 million for the year ended December 31, 2010, $0.5 million for the one month period ended January 31, 2011, and $8.9 million for the year ended January 31, 2012.

These amounts include depreciation of assets recorded under capital leases of $0.6 million for the year ended December 31, 2010, $0.1 million for the one month period ending January 31, 2011 and $4.3 million for the year ended January 31, 2012. Depreciation expense for the six months ended July 31, 2011 and July 31, 2012 was $3.7 million and $6.7 million, respectively.

Note 5.    Goodwill and Intangible Assets

In February 2008, we acquired Cape Clear, an enterprise software company. Our goodwill and a portion of our intangible assets are attributable to this acquisition. Our intangible assets are being amortized through 2013.

Goodwill and intangible assets consisted of the following (in thousands):

	December 31, 2010	January 31, 2012	July 31, 2012
			(Unaudited)
Acquired purchased technology	$600	$600	$600
Customer relationship assets	338	338	338

	938	938	938
Less accumulated amortization	(750)	(848)	(894)

Intangible assets, net	188	90	44
Goodwill	8,488	8,488	8,488

Goodwill and intangible assets, net	$8,676	$8,578	$8,532

Note 6.    Fair Value Measurements

We measure our financial assets and liabilities at fair value at each reporting period using a fair value hierarchy that requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs that are supported by little or no market activity.

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

We have no financial assets or liabilities measured using Level 3 inputs. The following tables present information about our assets that are measured at fair value on a recurring basis using the above input categories (in thousands):

	Fair Value Measurements at December 31, 2010
Description	Level 1	Level 2	Total
U.S. agency obligations	$—	$8,009	$8,009
Commercial paper	—	14,898	14,898
Certificates of deposit	—	140	140
U.S. corporate securities	—	1,019	1,019
Money market funds	1,072	—	1,072

Total	$1,072	$24,066	$25,138

Included in cash and cash equivalents			$20,640

Included in marketable securities			$4,498

	Fair Value Measurements at January 31, 2012
Description	Level 1	Level 2	Total
U.S. agency obligations	$—	$14,316	$14,316
Commercial paper	—	23,785	23,785
U.S. corporate securities	—	20,380	20,380
Municipal securities	—	15,125	15,125
Money market funds	27,152	—	27,152

Total	$27,152	$73,606	$100,758

Included in cash and cash equivalents			$47,124

Included in marketable securities			$53,634

	Fair Value Measurements at July 31, 2012
Description	Level 1	Level 2	Total
	(Unaudited)
U.S. agency obligations	$—	$56,935	$56,935
Commercial paper	—	20,894	20,894
Certificates of deposit	—	250	250
U.S. corporate securities	—	16,175	16,175
Municipal securities	—	2,754	2,754
Money market funds	1,048	—	1,048

Total	$1,048	$97,008	$98,056

Included in cash and cash equivalents			$12,146

Included in marketable securities			$85,910

Gross unrealized gains and losses for cash equivalents and marketable securities as of December 31, 2010, January 31, 2012 and July 31, 2012 were not material. We do not believe the unrealized losses represent other-than-temporary impairments based on our evaluation of available evidence as of January 31, 2012. All

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

marketable securities held as of January 31, 2012 have not been in a continuous unrealized loss position for more than 12 months. Sales of available-for-sale securities resulted in a gain of $1.0 million in the year ended December 31, 2009 and no gains or losses during the year ended December 31, 2010, the one month period ended January 31, 2011, and the year ended January 31, 2012. All of our marketable securities as of December 31, 2010, January 31, 2012, and July 31, 2012 mature within one year. Marketable securities on the balance sheets consist of securities with original or remaining maturities at the time of purchase of greater than three months and the remainder of the securities are reflected in cash and cash equivalents.

Note 7.    Commitments and Contingencies

Letters of Credit

As of January 31, 2012, we had a total of $4.0 million in letters of credit outstanding related to our office space in Pleasanton, California. These letters of credit renew annually and mature at various dates through October 2012. The letters of credit are collateralized by trust assets held by one of our co-Chief Executive Officers (co-CEO).

Leases

We lease office space under noncancelable operating leases in the U.S. and Europe with various expiration dates. In addition, we lease certain equipment and related software from an affiliate of one of our co-CEOs (see Note 13) and from various third parties. The equipment lease terms contain a bargain purchase option, therefore, the leases are classified as capital leases. As of January 31, 2012, the future minimum lease payments by year under noncancelable leases are as follows (in thousands):

	Capital Leases	Operating Leases	Capital Leases with Related Party
2013	$3,964	$5,427	$3,983
2014	3,988	5,579	2,074
2015	2,962	5,724	84
2016	—	2,584	—
2017	—	202	—
Thereafter	—	155	—

Total minimum lease payments	10,914	19,671	6,141
Less amount representing interest and taxes	(759)	—	(580)

Total present value of minimum lease payments	10,155	$19,671	5,561

Less current portion of the present value of minimum lease payments	3,561		3,514

Noncurrent	$6,594		$2,047

The facility lease agreements generally provide for rental payments on a graduated basis and for options to renew, which could increase future minimum lease payments if exercised. We recognize rent expense on the straight-line basis over the lease period and have accrued for rent expense incurred but not paid. Rent expense was $1.9 million for the year ended December 31, 2009, $2.1 million for the year ended December 31, 2010, $0.2 million for the one month period ended January 31, 2011 and $3.4 million for the year ended January 31, 2012. Rent expense for the six months ended July 31, 2011 and July 31, 2012 was $1.6 million and $2.7 million, respectively.

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Legal Matters

We are a party to various legal proceedings and claims which arise in the ordinary course of business. In our opinion, as of January 31, 2012 and July 31, 2012, there was not at least a reasonable possibility that we had incurred a material loss, or a material loss in excess of a recorded accrual, with respect to such loss contingencies.

Note 8.    Redeemable Convertible Preferred Stock and Convertible Preferred Stock

Redeemable convertible preferred stock consisted of the following as of January 31, 2012:

	Shares		Liquidation Preference
	Authorized	Outstanding
Series E	22,954,545	22,954,545	$75,749,999
Series F	7,550,000	7,435,149	98,590,076

Total	30,504,545	30,389,694	$174,340,075

Resale and Redemption Rights

The holders of Series E and Series F redeemable convertible preferred stock have resale and redemption rights. At any time after April 15, 2016, a majority of the then outstanding Series E or Series F redeemable convertible preferred stock may request that we facilitate a sale of their shares. Subject to conditions in the Certificate of Incorporation, if less than all of the requested shares are sold to third parties, the holders of a majority of the requesting series of preferred stock may require that we redeem (ratably if necessary) those unsold shares in cash by paying a price per share equal to the greater of the original issue price per share or the then current fair market value per share.

Accretion of Redeemable Convertible Preferred Stock

Stock issuance costs are being accreted via a charge to accumulated deficit over the period from issuance of the redeemable convertible preferred stock to the date at which the redeemable convertible preferred stock becomes redeemable at the option of the holders of the redeemable convertible preferred stock.

Convertible preferred stock consisted of the following as of January 31, 2012:

	Shares		Liquidation Preference
	Authorized	Outstanding
Series A	30,000,000	30,000,000	$15,000,000
Series B	16,200,000	16,200,000	20,250,000
Series C	11,386,395	11,386,395	28,465,988
Series D	10,000,000	10,000,000	30,000,000

Total	67,586,395	67,586,395	$93,715,988

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As of January 31, 2012, the significant terms applicable to both our Series E and F redeemable convertible preferred stock and our Series A through Series D convertible preferred stock, collectively our Preferred Stock, were as follows:

Conversion Rights

Each share of our Preferred Stock is convertible, at the option of its holder, into the number of fully paid and nonassessable shares of common stock which results from dividing the applicable original issue price per share by the applicable conversion price per share on the date that the share certificate is surrendered for conversion. The original issue prices per share of Series A, B, C, D, E and F preferred stock were $0.50, $1.25, $2.50, $3.00, $3.30 and $13.26, respectively. As of January 31, 2012, the conversion prices per share for all shares of Preferred Stock were equal to the original issue prices, and the rate at which each share would convert into common stock was one-for-one. The conversion prices of the Series D, E and F Preferred Stock will be adjusted for specified dilutive issuances, stock splits, combinations, non-cash dividends and recapitalizations.

Each share of Series A, B, C and D convertible preferred stock will automatically convert into common stock, at the conversion rate then in effect, immediately on the earlier of: (1) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series A, B, C and D convertible preferred stock (voting together as a single class on an as-converted basis); (2) the closing of the sale of our common stock in a firm commitment underwritten public offering with aggregate gross proceeds of at least $25.0 million; or (3) the date that there are no longer at least 7,500,000 shares of Series A, B, C and D convertible preferred stock outstanding (as adjusted).

Each share of Series E redeemable convertible preferred stock will automatically convert into common stock, at the conversion rate then in effect, immediately on the earlier of: (1) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series E redeemable convertible preferred stock; (2) the closing of the sale of our common stock in a firm commitment underwritten public offering with aggregate gross proceeds of at least $25.0 million; or (3) the date that there are no longer at least 7,000,000 shares of Series E redeemable convertible preferred stock outstanding (as adjusted).

Each share of Series F redeemable convertible preferred stock will automatically convert into common stock, at the conversion rate then in effect, immediately on the earlier of: (1) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series F redeemable convertible preferred stock; (2) the closing of the sale of our common stock in a firm commitment underwritten public offering with aggregate gross proceeds of at least $100.0 million; or (3) the date that there are no longer at least 700,000 shares of Series F redeemable convertible preferred stock outstanding (as adjusted).

Dividend Rights

The Preferred Stock has similar dividend rights as our common stock. Any dividend or distribution would be distributed to all holders of Preferred Stock or common shares in proportion to the number of common shares that would be held by each holder as if all preferred shares were converted at the conversion ratio in effect at the time of the dividend.

Liquidation Rights

In the event of any Liquidation Event, as defined below, either voluntary or involuntary, the holders of Series F redeemable convertible preferred stock will be entitled to receive, prior and in preference to any distribution of any assets to the holders of common stock or holders of other series of preferred stock, an amount per share equal to the sum of the original purchase price of $13.26 per share plus any declared but unpaid dividends.

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In accordance with our Certificate of Incorporation, a Liquidation Event includes the sale, transfer or license of all or substantially all of our assets or intellectual property; our merger or consolidation with or into another entity; the transfer of 50% or more of our voting stock; or a liquidation, dissolution or winding up of the Company (other than through a transaction to change our state of incorporation or other specified exceptions).

Upon the completion of the payment of the liquidation preference to the holders of Series F redeemable convertible preferred stock, the holders of Series E redeemable convertible preferred stock will be entitled to receive, prior and in preference to any distribution of assets to the holders of common stock and shares of Series A, B, C and D convertible preferred stock, an amount per share equal to the sum of the original purchase price of $3.30 per share plus any declared but unpaid dividends.

Upon the completion of the payment of the liquidation preferences to the holders of the Series E and Series F redeemable convertible preferred stock, the holders of Series A, B, C and D convertible preferred stock will be entitled to receive, prior and in preference to any distribution of assets to the holders of common stock an amount per share equal to the sum of the original purchase price of $0.50, $1.25, $2.50 and $3.00 per share, respectively, plus any declared but unpaid dividends.

After completion of distribution to the preferred stockholders, the remaining assets will be distributed to the holders of common stock and Series E redeemable convertible preferred stock in proportion to the shares of such stock owned by each holder (assuming full conversion of the shares of Series E redeemable convertible preferred stock) until the holders of Series E redeemable convertible preferred stock receive an aggregate of $6.60 per share. Thereafter, all remaining assets will be distributed to the holders of common stock in proportion to the shares of such stock owned by each holder.

Voting Rights

Each share of Preferred Stock is entitled to one vote for each share of common stock into which such share of preferred stock is convertible. As long as at least 7,000,000 shares of Series E redeemable convertible preferred stock are outstanding, the holders of a majority of the Series E shares are entitled to elect one director at any election of directors.

We may not, without the approval of the holders of a majority of shares of Preferred Stock, consummate a Liquidation Event, authorize any equity security with a preference over or on parity with any series of Preferred Stock, redeem, purchase or otherwise acquire shares of Preferred Stock or common stock (subject to specified exceptions), amend our Certificate of Incorporation or Bylaws or pay or declare any dividends.

In addition, as long as at least 7,000,000 shares (as adjusted) of Series E redeemable convertible preferred stock are outstanding and at least 1,500,000 shares (as adjusted) of Series F redeemable convertible preferred stock are outstanding, the Series E and Series F preferred stockholders, respectively, have class voting rights on certain events, including any amendments to our Certificate of Incorporation or Bylaws, in a manner that is adverse to their respective series or increasing or decreasing the number of shares of their respective series. The Series F holders also have class voting rights related to director independence, dividends and redemption or purchase of Preferred Stock or common stock.

Note 9.    Common Stock and Stockholders’ Equity (Deficit)

Common Stock

Outstanding common stock as of January 31, 2012 includes 2,926,650 shares subject to repurchase related to stock options early exercised and unvested.

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Our common stock has no preferences or privileges and is not redeemable. Holders of our common stock are entitled to one vote for each share of common stock held.

Common Stock Subject to Repurchase

The 2005 Stock Plan (Plan) as amended, and our Stock Option Agreement allow for the early exercise of stock options for certain individuals as determined by the board of directors. We have the right to purchase at the original exercise price any unvested (but issued) common shares during the repurchase period following termination of services of an employee. The consideration received for an exercise of an option is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. As of January 31, 2012 and July 31, 2012, we had $3.9 million and $9.6 million, respectively, recorded in liabilities related to early exercises of stock options. The liability is reclassified into equity as the awards vest.

As of January 31, 2012, there were 8,395,950 exercisable but unvested options related to options with early exercise provisions. These options had a weighted-average exercise price of $1.63 per share and a weighted-average remaining contractual life of 8.7 years. The total intrinsic value of these exercisable but unvested options as of January 31, 2012 was $27.3 million.

Stock Options

The Plan provides for the issuance of incentive and nonstatutory options to employees and nonemployees. Options issued under the Plan generally are exercisable for periods not to exceed 10 years, generally vest over five years and are issued at the fair value of the shares of common stock on the date of grant as determined by our board of directors, which obtains periodic third-party common stock valuations to assist in its process.

We have also issued nonstatutory options outside of the Plan. These options also are exercisable for periods not to exceed 10 years, generally vest over five years and were issued at the fair value of the shares of common stock on the date of grant, as determined by the board of directors.

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Stock option activity is as follows:

	Options Outstanding
	Shares Available for Grant	Outstanding Stock Options	Weighted- Average Exercise Price	Aggregate Intrinsic Value
Balance as of December 31, 2010	2,199,555	27,323,739	$0.66	$44,574,691
Increase in Plan authorized shares	—	—
Stock option grants	—	—
Stock options exercised	—	(509,850)	0.27
Stock options canceled	17,500	(17,500)	1.13

Balance as of January 31, 2011	2,217,055	26,796,389	0.68	43,520,261
Increase in Plan authorized shares	13,500,000	—
Stock option grants	(10,667,405)	10,667,405	3.19
Restricted stock grants	(100,000)	—	—
Stock options exercised	—	(7,758,894)	0.81
Stock options canceled	493,425	(493,425)	1.63

Balance as of January 31, 2012	5,443,075	29,211,475	1.55	98,241,048
Increase in Plan authorized shares (unaudited)	15,000,000	—
Stock option grants (unaudited)	(3,995,600)	3,995,600	7.20
Restricted stock grants (unaudited)	(1,150,000)	—	—
Stock options exercised (unaudited)	—	(2,489,567)	2.86
Stock options canceled (unaudited)	217,575	(217,575)	3.29

Balance as of July 31, 2012 (unaudited)	15,515,050	30,499,933	2.17	397,288,437

Vested and expected to vest as of January 31, 2012		26,386,583	$1.50	$90,141,704

Exercisable as of January 31, 2012		17,822,208	$1.05	$69,019,132

Vested and expected to vest as of July 31, 2012 (unaudited)		27,487,370	$2.08	$360,592,294

Exercisable as of July 31, 2012 (unaudited)		18,519,369	$1.30	$257,505,876

The total grant-date fair value of stock options vested during the year ended December 31, 2009 was $0.8 million, the year ended December 31, 2010 was $1.2 million, the one month period ended January 31, 2011 was $0.5 million, the year ended January 31, 2012 was $2.5 million, the six month period ended July 31, 2011 was $0.8 million and the six month period ended July 31, 2012 was $2.2 million. The total intrinsic value of the options exercised during the year ended December 31, 2009 was $0.4 million, the year ended December 31, 2010 was $0.5 million, the one month period ended January 31, 2011 was $0.5 million, the year ended January 31, 2012 was $19.6 million, the six month period ended July 31, 2011 was $6.6 million and the six month period ended July 31, 2012 was $16.5 million. The intrinsic value is the difference between the current fair value of the stock and the exercise price of the stock option. The weighted-average remaining contractual life of vested and expected to vest options as of January 31, 2012 is approximately eight years.

As of January 31, 2012 and July 31, 2012, there was a total of $19.8 million and $62.8 million, respectively, in unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted-average period of approximately four and one-half years.

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The options that are exercisable as of January 31, 2012 have a weighted-average remaining contractual life of approximately seven years. The weighted-average remaining contractual life of outstanding options at January 31, 2012 is approximately eight years.

Share-Based Compensation to Employees

All share-based payments to employees are measured based on the grant date fair value of the awards and recognized in the consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award (generally the five year vesting period of the award). We estimate the fair value of stock options granted using the Black-Scholes option-valuation model. We determine the assumptions for the option-valuation model as follows:

Fair Value of Common Stock

Given the absence of a public trading market, our board of directors considered numerous objective and subjective factors to determine the fair value of our common stock at each meeting at which awards were approved. The factors included, but were not limited to: (i) contemporaneous third-party valuations of our common stock; (ii) the prices, rights, preferences and privileges of our Preferred Stock relative to those of our common stock; (iii) the lack of marketability of our common stock; (iv) our actual operating and financial results; (v) current business conditions and projections; and (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of our Company, given prevailing market conditions.

Risk-Free Interest Rate

The weighted-average, risk-free interest rate is based on the rate for a U.S. Treasury zero-coupon issue with a term that approximates the expected life of the option grant at the date closest to the option grant date.

Expected Term

The expected term represents the period that our share-based awards are expected to be outstanding. The expected term assumptions were determined based on the vesting terms, exercise terms and contractual lives of the options.

Volatility

There is no active external or internal market for our common shares. Thus, it was not possible to estimate the expected volatility of our share price when estimating the fair value of the options granted. Accordingly, as a substitute for such volatility, we consider the volatility data of our peer group.

Dividend Yield

We have not paid and do not expect to pay dividends.

The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period the estimates are revised. We consider many factors when estimating expected forfeitures, including the types of awards and employee class. Actual results, and future changes in estimates, may differ substantially from our current estimates.

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The assumptions used for the periods presented were as follows:

	Year Ended			Six Months Ended
	December 31, 2009	December 31, 2010	January 31, 2012	July 31, 2011	July 31, 2012
(Unaudited)
Expected volatility	64.0% – 64.6%	60.6% – 61.2%	58.1% – 59.1%	57.7% – 59.4%	54.3% – 55.3%
Expected term (in years)	5 – 6.4	5 – 6.4	5 – 6.4	5 – 6.4	5 – 6.4
Risk-free interest rate	1.9% – 3.0%	1.0% – 2.9%	0.9% – 2.7%	1.9% – 2.7%	0.8% – 1.0%
Dividend yield	0%	0%	0%	0%	0%
Weighted-average grant date fair value per share	$0.36	$0.61	$1.78	$1.60	$8.47

Stock Options Issued to Nonemployees

During the years ended December 31, 2010 and January 31, 2012, we granted options to purchase approximately 50,000 and 63,500 shares, respectively, of common stock to individual consultants at a weighted-average exercise price of $1.00 and $4.25 per share, respectively. The options were granted in exchange for consulting services. One grant vested immediately and the remainder vest over periods from one to five years. These options were granted under our Plan and are included in the option table above. Additional consultant options were granted in prior years. The options issued to consultants are remeasured to fair value at the end of each accounting period. We recorded expense related to the issuance of options to consultants of $0.1 million in the year ended December 31, 2009, $0.1 million in the year ended December 31, 2010 and $0.4 million in the year ended January 31, 2012. We recorded $0.1 million and $0.3 million of expense related to the issuance of options to consultants in each of the six month periods ended July 31, 2011 and 2012.

Common Stock Warrants

During 2008, we issued warrants to purchase 900,000 and 450,000 shares of common stock at an exercise price of $5.50 and $11.00, respectively, as part of a cloud applications contract with a customer. During 2010, we modified the exercise provisions of the warrants. The modification resulted in the immediate vesting of all shares of our common stock issuable upon exercise of the common stock warrants. The common stock warrants are exercisable in full from the date of modification until the earlier of May 2018 or the consummation of a corporate transaction.

The total fair value of the warrants as of the modification date was determined to be $0.3 million using the Black-Scholes option-valuation model. Since the vesting provisions have been removed, the warrants no longer require remeasurement. The total fair value was recorded as additional paid-in capital. During 2009, we began recognizing revenue related to our customers cloud applications contract as the revenue recognition criteria were met. We reduced the amount of revenue recognized by $0.1 million in the years ended December 31, 2010 and January 31, 2012, related to the fair value of the warrants. The amount of the reduction in the year ended December 31, 2009 and the one month ended January 31, 2011 was not significant. The remaining $0.1 million of the fair value as of January 31, 2012, was recorded as a reduction of deferred revenue.

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 10.    Other Income (Expense), net

Other income (expense), net consisted of the following (in thousands):

	Year Ended December 31, 2009	Year Ended December 31, 2010	One Month Ended January 31, 2011	Year Ended January 31, 2012
Interest income	$444	$88	$4	$68
Realized gain on sale of marketable securities	1,027	—	—	—
Interest expense	—	(221)	(41)	(976)
Other income (expense), net	73	76	29	(110)

Total	$1,544	$(57)	$(8)	$(1,018)

Note 11.    Income Taxes

The components of loss before provision for taxes were as follows (in thousands):

	Year Ended December 31, 2009	Year Ended December 31, 2010	One Month Ended January 31, 2011	Year Ended January 31, 2012
Domestic	$(47,336)	$(51,388)	$(4,864)	$(78,721)
Foreign	(2,515)	(4,730)	(576)	(741)

Total	$(49,851)	$(56,118)	$(5,440)	$(79,462)

We did not record an income tax provision for deferred taxes for any of the periods presented because we provided a full valuation allowance against our deferred tax assets. The provision for income taxes consisted of the following (in thousands):

	Year Ended December 31, 2009	Year Ended December 31, 2010	One Month Ended January 31, 2011	Year Ended January 31, 2012
Federal	$46	$80	$5	$60
State	14	10	3	38
Foreign	31	7	2	69

Total	$91	$97	$10	$167

The items accounting for the difference between income taxes computed at the federal statutory income tax rate and the provision for income taxes consisted of the following:

	Year Ended December 31, 2009	Year Ended December 31, 2010	One Month Ended January 31, 2011	Year Ended January 31, 2012
Federal statutory rate	35.0%	35.0%	35.0%	35.0%
Effect of:
Foreign income at other than U.S. rates	(1.2)	(1.9)	(2.3)	(0.3)
State taxes, net of federal benefit	5.6	5.3	5.0	5.2
Changes in valuation allowance	(39.0)	(37.6)	(36.9)	(38.7)
Other	(0.6)	(1.0)	(1.0)	(1.4)

Effective tax rate	(0.2)%	(0.2)%	(0.2)%	(0.2)%

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As a result of our history of net operating losses, the current federal and current state provision for income taxes relates to an accrual of the interest and penalties for uncertain tax positions and state minimum taxes. Current foreign income taxes are associated with our non-U.S. operations.

The Company has unrecorded excess stock option tax benefits of $3.7 million as of January 31, 2012. These amounts will be credited to additional paid-in-capital when such amounts reduce cash taxes payable.

Significant components of the Company’s deferred tax assets and liabilities were as follows (in thousands):

	December 31, 2010	January 31, 2012
Deferred tax assets:
Deferred revenue	$12,033	$10,826
Other reserves and accruals	3,642	9,583
Federal net operating loss carryforwards	49,665	72,804
State and foreign net operating loss carryforwards	17,496	20,976
Other	2,062	3,402

Total deferred tax assets	84,898	117,591
Less: valuation allowance	(84,290)	(116,621)

Deferred tax assets, net of valuation allowance	608	970

Deferred tax liabilities:
Acquired intangible assets	(24)	(11)
Other prepaid assets	(584)	(959)

Total deferred tax liabilities	(608)	(970)

Net deferred tax assets	$—	$—

As a result of continuing losses, we have determined that it is more likely than not that we will not realize the benefits of the deferred tax assets and therefore we have recorded a valuation allowance to reduce the carrying value of the deferred tax assets to zero. As a result, the valuation allowance on our net deferred tax assets increased by $20.5 million and $30.8 million during the years ended December 31, 2010 and January 31, 2012, respectively.

As of January 31, 2012, we had $217.5 million of federal, $212.4 million of state and $77.8 million of foreign net operating loss carryforwards available to offset future taxable income. If not utilized, the federal and state net operating loss carryforwards expire in varying amounts between the years 2015 and 2032. The foreign net operating losses do not expire and may be carried forward indefinitely.

We also had $4.3 million of federal and $4.6 million of California research and development tax credit carryforwards as of January 31, 2012. The federal credits expire in varying amounts between the years 2025 and 2032. The California research credits do not expire and may be carried forward indefinitely.

Our ability to utilize the net operating loss and tax credit carryforwards in the future may be subject to substantial restrictions in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code of 1986, as amended and similar state tax law.

We consider all undistributed earnings of our foreign subsidiaries to be permanently invested in foreign operations unless such earnings are subject to federal income taxes. Accordingly, no deferred tax liabilities have been recorded with respect to undistributed earnings of the foreign subsidiaries. To date, we have not had any material undistributed foreign earnings.

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

A reconciliation of the gross unrecognized tax benefit is as follows (in thousands):

	Year Ended December 31, 2009	Year Ended December 31, 2010	One Month Ended January 31, 2011	Year Ended January 31, 2012
Unrecognized tax benefits at the beginning of the period	$4,549	$5,513	$7,489	$8,598
Additions for tax positions taken in prior years	—	692	926	—
Additions for tax provisions related to the current year	964	1,284	183	2,107

Unrecognized tax benefits at the end of the period	$5,513	$7,489	$8,598	$10,705

Our policy is to include interest and penalties related to unrecognized tax benefits within our provision for income taxes. The amount accrued for interest and penalties included in our current tax provision and the amount accrued for interest and penalties as of the end of all periods presented is not material.

Included in the balance of unrecognized tax benefits at each December 31, 2009, December 31, 2010, January 31, 2011 and January 31, 2012 are potential benefits of $1.7 million that if recognized, would affect the tax rate on earnings. We do not expect any unrecognized tax benefits to be recognized within the next 12 months.

We file federal, state and foreign income tax returns in jurisdictions with varying statutes of limitations. Due to our net operating loss carryforwards, our income tax returns generally remain subject to examination by federal and most state and foreign tax authorities.

The income tax benefit recorded during the six month period ended July 31, 2012 is a result of a reversal of a liability due to a discrete event occuring during the period.

Note 12.    Net loss per share

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, less the weighted-average unvested common stock subject to repurchase. Diluted net loss per share is computed by giving effect to all potential shares of common stock, including Preferred Stock, outstanding stock options, and outstanding warrants, to the extent dilutive. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential common shares outstanding would have been anti-dilutive.

The anti-dilutive securities excluded from the weighted-average shares used to calculate the diluted net loss per common share were as follows (in thousands):

	Year Ended December 31, 2009	Year Ended December 31, 2010	One Month Ended January 31, 2011	Year Ended January 31, 2012	Six Months Ended July 31, 2011	Six Months Ended July 31, 2012
					(Unaudited)
Shares subject to outstanding common stock options	19,830	27,324	26,796	29,211	30,262	30,500
Shares subject to common stock warrants	1,350	1,350	1,350	1,350	1,350	1,350
Redeemable convertible preferred stock	22,955	22,955	22,955	30,390	22,955	30,390
Convertible preferred stock	67,586	67,586	67,586	67,586	67,586	67,586

Total	111,721	119,215	118,687	128,537	122,153	129,826

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Unaudited Consolidated Pro Forma Net Loss per Share Attributable to Common Stockholders

Pro forma basic and diluted net loss per share attributable to common stockholders were computed to give effect to the conversion of the Preferred Stock (using the if-converted method) into common stock as though the conversion had occurred on the dates of issuance.

The following table presents the calculation of pro forma basic and diluted net loss per share attributable to common stockholders (in thousands, except per share data):

	Year Ended January 31, 2012	Six Months Ended July 31, 2012
Numerator:
Net loss attributable to common stockholders, as reported	$(79,971)	$(47,343)

Pro forma net loss attributable to common stockholders	$(79,971)	$(47,343)

Denominator:
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	29,478	33,881
Adjustment for assumed conversion of convertible preferred stock	92,662	97,976

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted	122,140	131,857

Pro forma net loss per share attributable to common stockholders – basic and diluted	$(0.65)	$(0.36)

Note 13.    Related-Party Transactions

In June 2010, we entered into a lease agreement with an affiliate of one of our co-CEOs, who is also a significant stockholder. The lease agreement provides for an equipment lease financing facility to be drawn upon for purchases of information technology and related equipment for use in our business operations. The amounts paid under this agreement in the years ended December 31, 2010 and January 31, 2012 and in the six months ended July 31, 2012 were $1.5 million, $4.6 million and $2.1 million, respectively. As of July 31, 2012, the principal balance due under the lease agreement was $3.8 million.

One of our board members is the chief executive officer of the customer which holds warrants to our common stock.

Note 14.    401(k) Plan

We have a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code covering eligible employees. To date, we have not made any matching contributions to this plan.

Note 15.    Subsequent Events

For our consolidated financial statements as of December 31, 2010 and January 31, 2012, and the years ended December 31, 2009 and 2010, the one month period ended January 31, 2011 and the year ended January 31, 2012, we evaluated subsequent events through June 28, 2012, the date upon which these financial statements were available to be issued.

WORKDAY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 16. Subsequent Events (Unaudited)

In August, September and October 2012, our board of directors approved stock option grants covering 1,274,100 shares and restricted stock awards of 90,000 shares. We anticipate that we will incur stock-based compensation expense for these awards of approximately $19.6 million which we will recognize over the vesting term of the awards. In addition, our board of directors approved stock option grants covering 59,500 shares on October 11, 2012.

In August 2012, the board of directors approved the issuance of 500,000 shares of common stock to the Workday Foundation. We anticipate that we will incur a non-cash general and administrative expense of approximately $11.3 million in the quarter ending October 31, 2012.

In August 2012, our board of directors approved amendments and restatements of our Certificate of Incorporation which includes the establishment of two classes of common stock and one class of preferred stock. The board of directors authorized 750 million shares of Class A common stock, 240 million shares of Class B common stock, and 10 million shares of preferred stock concurrent with an initial public offering of Class A common stock, all outstanding shares of our preferred stock will convert into the Class B common stock. Each share of Class B common stock is entitled to ten votes per share and the Class A common stock is entitled to one vote per share.

In August 2012, the Board of Directors established the 2012 Equity Incentive Plan and reserved 25.0 million shares for future issuance under the plan and the 2012 Employee Stock Purchase Plan and reserved 2.0 million shares of common stock for future issuance under the plan.

In September 2012, we amended our certificate of incorporation to redesignate our then-outstanding common stock as Class B common stock and created the new class of Class A common stock to be offered and sold in an initial public offering.